                                              Filed pursuant to Rule 424 (b)(4)
                                           Registration Statement No. 333-66428
                                                               October 12, 2001
                                  CAPTEC LOGO

Dear Fellow Captec Stockholder:

On July 2, 2001, the board of directors of Captec unanimously approved a definitive merger agreement with Commercial Net Lease Realty, Inc. (CNLR), a leading net lease REIT. Under the agreement, CNLR will acquire all of Captec's outstanding shares for a combination of cash and stock with an aggregate value of approximately $124 million, based on a value of $13.05 per share of Captec common stock, at the time the agreement was executed. The stock portion is expected to be tax-free to Captec stockholders and the transaction is expected to be completed during the fourth quarter of 2001.


Our merger with CNLR will create one of the nation's largest owners of triple net leased, freestanding retail properties with total assets of approximately $1 billion. We are asking Captec stockholders to approve the merger at a special meeting to be held at 10:00 a.m., local time, on November 19, 2001 at the Ritz-Carlton Hotel, 300 Town Center Drive, Fairlane Plaza, Dearborn, Michigan 48126. To ensure that you receive the value this transaction offers, YOUR BOARD OF DIRECTORS RECOMMENDS THAT ALL CAPTEC STOCKHOLDERS SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE FOR THE PROPOSED MERGER.


     YOUR BOARD OF DIRECTORS UNANIMOUSLY BELIEVES THAT THE PROPOSED MERGER

   WITH CNLR IS IN THE BEST INTERESTS OF CAPTEC AND ALL OF ITS STOCKHOLDERS.


We expect that the greater scale and financial resources of a combined CNLR-Captec will provide Captec stockholders with greater opportunities for growth and long-term value than Captec could achieve on its own. Captec stockholders will benefit from immediate cash consideration and the opportunity to participate in the upside potential of a continued investment in a combined CNLR-Captec.

     - ATTRACTIVE CONSIDERATION FOR YOUR CAPTEC SHARES -- Under the terms of the merger agreement, Captec stockholders will receive in exchange for each share of Captec common stock a combination of $1.27 in cash, 0.4575 shares of CNLR common stock and 0.21034679 shares of a new class of CNLR preferred stock, 9.0% Series A Non-Voting Preferred Stock. Based upon the closing price of CNLR common stock on June 29, 2001, the last trading day prior to the merger announcement, and assuming the $25.00 liquidation preference as the value of the preferred stock, Captec stockholders would receive total consideration of approximately $13.05 per Captec share -- representing a premium of nearly 20% to Captec's closing stock price on September 27, 2000, one day prior to the announcement of the board's decision to pursue a sale of the company.

     - CNLR HAS AN 11-YEAR HISTORY OF PAYING INCREASING DIVIDENDS -- For each of the past 11 years, CNLR has paid increasing dividends to its stockholders. CNLR's common stock dividend, which is currently $1.26 per share, is significantly more secure than Captec's dividend. Captec, which has a dividend payout ratio of 97.8%, would likely have to reduce its dividend in the future were it to continue as an independent company.

     - CNLR WILL BECOME A LARGER, MORE DIVERSIFIED REIT -- As a result of this merger, CNLR will become one of the largest public REITs in the net lease sector with an enhanced portfolio of more than 377 properties in 40 states. After the merger, CNLR will have total gross leaseable area of approximately seven million square feet -- approximately seven times Captec's current total gross leaseable area. CNLR's diversified tenant base will become even more diverse with 96 tenants in 27 different retail lines of trade.

     - CNLR IS AN ECONOMICALLY ROBUST, INVESTMENT GRADE COMPANY -- The combined CNLR-Captec, in comparison to Captec as an independent company, will have a larger market capitalization and is expected to have higher average trading volumes, increased liquidity and a lower cost of capital.

 24 FRANK LLOYD WRIGHT DRIVE - LOBBY L, 4(TH) FLOOR - P.O. BOX 544 - ANN ARBOR,
                              MICHIGAN 48106-0544
           TEL: (734) 994-5505 - FAX: (734) 994-1376 - www.captec.com

      Furthermore, the transaction is expected to be immediately accretive to CNLR's funds from operation (FFO) by adding between $0.05 and $0.07 per share. In addition, the nation's leading credit rating agencies, Standard & Poors, Moody's and Fitch, have already affirmed that CNLR's debt will continue to be rated investment grade. We are confident that these factors greatly improve the growth prospects to Captec's stockholders.


             THE CNLR MERGER AGREEMENT RESULTS FROM A SALE PROCESS
      THAT WAS DESIGNED TO MAXIMIZE THE VALUE OF YOUR INVESTMENT IN CAPTEC

A SPECIAL COMMITTEE OF YOUR BOARD OF DIRECTORS CONDUCTED A THOROUGH AND COMPLETE
                                SALE PROCESS TO
                 SEEK THE HIGHEST VALUE FOR YOUR CAPTEC SHARES

     - A special committee of independent directors, together with its outside financial advisor, UBS Warburg LLC, undertook a thorough sale process in which more than 50 companies were invited to participate.

     - UBS Warburg provided the special committee with an opinion that, as of the date of the opinion, the merger consideration to be received by Captec's stockholders in the CNLR merger is fair, from a financial point of view.

     - The special committee and the board of directors, considering, among other things, the opinion from UBS Warburg, unanimously determined that the CNLR merger proposal is in the best interests of Captec and all of its stockholders.


As further discussed in our proxy materials, CNLR conditioned its merger proposal on the sale of certain of Captec's non-real estate assets. Patrick Beach, Captec's chairman, president and chief executive officer, agreed to acquire these assets for $7.5 million, plus the assumption of related liabilities. In recommending to the board of directors that it approve the asset sale agreement with Mr. Beach, the special committee considered the following:


     - Other participants in the sale process indicated either that they were not interested in acquiring these non-real estate assets or would offer only nominal value for them.

     - Captec's stockholders would receive immediate and certain cash consideration of $0.79 per share for the non-real estate assets as a result of the asset sale.

The special committee determined, after a comprehensive sale process and consideration of all viable alternatives, that the asset sale agreement was the best option available for those assets, and that the merger with CNLR, together with the asset purchase agreement, were in the best interests of Captec and all of its stockholders.


CAPTEC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSED MERGER WITH CNLR. TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED, SELF-ADDRESSED, STAMPED ENVELOPE. YOUR VOTE IS EXTREMELY IMPORTANT. FAILURE TO VOTE YOUR SHARES HAS THE SAME EFFECT AS VOTING AGAINST THE MERGER. If you have any questions or require any assistance in executing or delivering your proxy or voting instructions, please call our proxy solicitor, Georgeson Shareholder Communications at 800-223-2064 (toll-free) or (212) 440-9800.


On behalf of Captec's Board of Directors,

/s/ EDWARD G. PTASZEK
Edward G. Ptaszek
Secretary
Captec Net Lease Realty, Inc.

                         CAPTEC NET LEASE REALTY, INC.

                          24 FRANK LLOYD WRIGHT DRIVE
                               LOBBY L, 4TH FLOOR
                           ANN ARBOR, MICHIGAN 48106
                            ------------------------

                    NOTICE OF SPECIAL MEETING TO BE HELD ON

                               NOVEMBER 19, 2001

                            ------------------------

To the Stockholders of
Captec Net Lease Realty, Inc.:


     We will hold a special meeting of stockholders on Monday, November 19, 2001, 10:00 a.m., local time, at The Ritz-Carlton Hotel, 300 Town Center Drive, Fairlane Plaza, Dearborn, Michigan 48126, for the following purposes:


          1. to approve an Agreement and Plan of Merger, dated as of July 1, 2001, pursuant to which Captec Net Lease Realty, Inc., a Delaware corporation, will merge with and into Commercial Net Lease Realty, Inc., a Maryland corporation; and

          2. to transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

     The merger proposal is more fully described in the accompanying proxy statement-prospectus and appendices that are part of this notice.


     Captec's board of directors has fixed the close of business on October 9, 2001 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. Only stockholders of record as of October 9, 2001 will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. A list of stockholders of record as of October 9, 2001 will be available for inspection at our offices at 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, Ann Arbor, Michigan 48106 at least ten days prior to the special meeting.



     Captec's board of directors and management welcomes your attendance at the special meeting. Whether or not you plan to attend the special meeting, we request that you complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. Your proxy will not affect your right to vote in person if you attend the special meeting. You can revoke your proxy at the special meeting as described under the caption "THE SPECIAL
MEETING -- Proxies; Proxy Solicitation" on page 20 of the accompanying proxy statement-prospectus. Simply attending the special meeting, however, will not revoke your proxy. Failure to return a properly executed proxy card or to vote in person at the special meeting will have the same effect as a vote against the merger.


CAPTEC'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE MERGER.

                            YOUR VOTE IS IMPORTANT.
              TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND COMPLETE
                 THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE
                           ENCLOSED RETURN ENVELOPE.

                                          Sincerely,

                                          /s/ EDWARD G. PTASZEK
                                          Edward G. Ptaszek
                                          Secretary


October 11, 2001

                         CAPTEC NET LEASE REALTY, INC.
                                MERGER PROPOSAL
                          YOUR VOTE IS VERY IMPORTANT


     The board of directors of Captec Net Lease Realty, Inc., has approved and adopted a merger agreement that provides for the merger of Captec with and into Commercial Net Lease Realty, Inc. pursuant to which the separate corporate existence of Captec will terminate.


     We are furnishing this proxy statement-prospectus in connection with our solicitation of proxies for use at a special meeting of stockholders to be held on Monday, November 19, 2001, 10:00 a.m., local time, at The Ritz-Carlton Hotel, 300 Town Center Drive, Fairlane Plaza, Dearborn, Michigan 48126, and any adjournments or postponements of the special meeting. Delaware law requires Captec to obtain stockholder approval of the merger by an affirmative vote of a majority of the outstanding shares of Captec common stock entitled to vote on the merger.



     At the effective time of the merger, each issued and outstanding share of Captec common stock will be converted into the right to receive $1.27 in cash (which may be reduced for stockholders subject to withholding taxes), 0.4575 shares of CNLR common stock and 0.21034679 shares of CNLR 9% Series A Non-Voting Preferred Stock.


     After careful consideration, Captec's board of directors has determined that the merger is in your best interest, and the board recommends on behalf of Captec that you vote in favor of the merger.


     This proxy statement-prospectus provides you with detailed information about the proposed merger. You also can get information from publicly available documents filed by Captec and CNLR with the Securities and Exchange Commission. We encourage you to read this entire document carefully, including the section entitled "Risk Factors" beginning on page 15.


     YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE SHARES OF COMMERCIAL NET LEASE REALTY, INC. TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR HAS DETERMINED WHETHER THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


This proxy statement-prospectus is dated October 11, 2001 and it is first being mailed to Captec stockholders on or about October 12, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
WHERE YOU CAN FIND MORE INFORMATION.........................    1
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    3
INTRODUCTION................................................    7
SUMMARY.....................................................    8
  Parties to the Merger.....................................    8
  Merger Description........................................    9
  Special Meeting and Voting................................   10
  Selected Merger Agreement Provisions......................   11
  Financing, Accounting and Tax Matters.....................   13
FORWARD-LOOKING STATEMENTS..................................   14
RISK FACTORS................................................   15
HISTORICAL, PRO FORMA CONSOLIDATED AND PRO FORMA EQUIVALENT
  PER SHARE DATA............................................   17
COMPARATIVE PER SHARE MARKET INFORMATION....................   18
PRICE RANGE OF COMMON STOCK AND DIVIDENDS...................   19
THE SPECIAL MEETING.........................................   20
  General...................................................   20
  Matters to be Considered..................................   20
  Recommendations of the Special Committee and the Board of
     Directors..............................................   20
  Record Date; Shares Entitled to be Voted; Quorum..........   20
  Proxies; Proxy Solicitation...............................   20
  Vote Required.............................................   21
  Effect of Abstentions and Broker Non-Votes................   21
THE MERGER..................................................   22
  Background................................................   22
  Captec's Reasons for the Merger...........................   30
  CNLR's Reasons for the Merger.............................   32
  Opinion of Captec's Financial Advisor.....................   33
  Interests of Certain Persons in the Merger................   40
  Regulatory Approval.......................................   41
  Stockholders Agreement....................................   41
  Asset Purchase Agreement..................................   42
  Loan Agreement............................................   43
THE MERGER AGREEMENT........................................   44
  Terms of the Merger.......................................   44
  Conversion of Securities..................................   44
  Exchange of Stock Certificates............................   45
  Representations and Warranties............................   45
  Covenants.................................................   46
  Conditions to the Merger..................................   49
  Termination and Termination Fee...........................   50
DESCRIPTION OF CNLR STOCK...................................   52
  General...................................................   52
  Common Stock..............................................   52
  Preferred Stock...........................................   52
  Restrictions on Ownership and Transfer....................   55
  Transfer Agent............................................   56
MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................   57

                                                              PAGE
                                                              ----
THE COMPANIES...............................................   60
  Captec's Business.........................................   60
  CNLR's Business...........................................   60
  CNLR's Management and Additional Information..............   61
COMPARISON OF STOCKHOLDER RIGHTS............................   62
RESTRICTIONS ON RESALES BY AFFILIATES.......................   70
ADDITIONAL INFORMATION......................................   70
  Appraisal Rights..........................................   70
  Legal Matters.............................................   73
  Experts...................................................   73
  Stockholder Proposals for the 2001 Annual Meeting.........   73
  Other Matters.............................................   74
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS................................................   75

                      WHERE YOU CAN FIND MORE INFORMATION


     Captec Net Lease Realty, Inc. and Commercial Net Lease Realty, Inc. are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which they each file reports and other information with the United States Securities and Exchange Commission. These reports and other information may be inspected and copied at public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC also maintains an internet web site that contains periodic and other reports, proxy and information statements and other information regarding registrants, including Captec and CNLR, that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov.


     CNLR has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the distribution to Captec stockholders of the shares of CNLR common stock and preferred stock to be issued in connection with the merger. In addition to serving as a proxy statement of Captec for the special meeting of Captec's stockholders, this document also serves as a prospectus for the shares of CNLR common stock and preferred stock to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about CNLR. The rules and regulations of the SEC permit us to omit from this document some of the information included in the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the offices of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained from the SEC at prescribed rates. The registration statement is also available from the SEC's web site.

     The SEC allows Captec and CNLR to "incorporate by reference" information into this document. This means that Captec and CNLR can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement-prospectus, except to the extent it has been superseded by information that is included in this document or in a document subsequently filed with the SEC that is incorporated by reference.

     This proxy statement-prospectus incorporates by reference the documents listed below. These documents contain important information about Captec and CNLR and their respective financial condition.

DOCUMENTS INCORPORATED BY REFERENCE:

Captec SEC Filings (SEC File Number 0-29650)

1. Captec's Annual Report on Form 10-K for the fiscal year ended December 31, 2000;


2. Captec's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;



3. Captec's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001; and



4. Captec's Current Reports on Form 8-K filed with the SEC on July 6, 2001, July 17, 2001, July 25, 2001, August 8, 2001 and September 7, 2001, respectively.


CNLR SEC Filings (SEC File Number 0-12989)

1. CNLR's Annual Report on Form 10-K for the fiscal year ended December 31,
2000;

2. CNLR's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;


3. CNLR's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001;



4. CNLR's Current Report on Form 8-K filed with the SEC on July 3, 2001;

5. CNLR's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2001 for CNLR's annual meeting of stockholders held on May 31, 2001; and



6. The description of CNLR's common stock set forth in the registration statement filed with the SEC under Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating the description.


     We are also incorporating by reference any additional documents that either Captec or CNLR may file with the SEC between the date of this document and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any proxy statements.

     Captec has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to Captec, and CNLR has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to CNLR.


     Documents incorporated by reference are available from Captec and CNLR, as applicable, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement-prospectus. You can obtain documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone from Captec and CNLR, as applicable, at the following addresses:


CAPTEC NET LEASE REALTY, INC.                         COMMERCIAL NET LEASE REALTY, INC.
24 Frank Lloyd Wright Drive                           450 S. Orange Avenue, Suite 900
Lobby L, 4th Floor                                    Orlando, Florida 32801
Ann Arbor, Michigan 48106                             Attention: Kevin B. Habicht
Attention: W. Ross Martin                             (407) 265-7348
(734) 994-5505

     You also can obtain documents incorporated by reference in this document from the SEC's web site, http://www.sec.gov.


     If you would like to request documents, please do so by November 1, 2001 to receive them before the special meeting. If you request any incorporated document, Captec or CNLR, as applicable, will mail it to you by first-class mail, or another equally prompt means, as soon as practicable following receipt of your request.



     Neither Captec nor CNLR has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement-prospectus. Therefore, if anyone gives you such information, you should not rely on it. This proxy statement-prospectus is dated October 11, 2001. You should not assume that the information contained in this document is accurate as of any other date unless the information specifically indicates that another date applies.


     IF YOU WOULD LIKE ADDITIONAL COPIES OF THIS PROXY STATEMENT-PROSPECTUS OR HAVE QUESTIONS ABOUT THE MERGER, YOU SHOULD CONTACT:

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                                17 STATE STREET
                                   10TH FLOOR
                            NEW YORK, NEW YORK 10004
                                 (800) 223-2064

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q. WHAT AM I VOTING ON?

A. You are being asked to vote on the adoption of a merger agreement between Captec and CNLR, as a result of which Captec will merge into CNLR, the separate corporate existence of Captec will cease, and CNLR will be the surviving corporation.

Q. WHAT IS CNLR?


A. CNLR is a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, manages and indirectly develops a diversified portfolio of high-quality, freestanding properties that are generally leased to major retail businesses under full-credit, long-term commercial net leases. As of June 30, 2001, CNLR owned, either directly or through investment interests, 241 properties in 36 states that are leased to major businesses, including Academy, Barnes & Noble, Bed Bath & Beyond, Best Buy, Borders, CVS, Eckerd, Food 4 Less, IHOP, Office Depot, OfficeMax, Pier 1 Imports, Supervalu, The Sports Authority, Wal-Mart and 7-Eleven. CNLR's property portfolio was 98 percent leased at June 30, 2001. See "THE COMPANIES -- CNLR's Business" (p. 60).


Q. WHAT WILL I RECEIVE IN THE MERGER FOR MY SHARES?

A. For each of your shares of Captec common stock you will receive:

  - $1.27 in cash;

  - 0.4575 shares of CNLR common stock; and


  - 0.21034679 shares of CNLR 9% Series A Non-Voting Preferred Stock.



See "THE MERGER AGREEMENT -- Conversion of Securities" (p. 44). For a complete discussion of the CNLR common stock and preferred stock, including a discussion of the rights and attributes of such stock, see "DESCRIPTION OF CNLR STOCK" (p.
52).


Q. WHY IS CAPTEC PROPOSING TO MERGE WITH CNLR? HOW WILL I BENEFIT?

A. Captec's ability to increase its share price and maintain its dividend is severely limited by its inability to generate sufficient funds from its net leasing business, its inability to obtain debt or equity capital on reasonable terms, if at all, and its small market capitalization. In contrast to the financial constraints faced by Captec, following the merger, Captec believes CNLR is in the position to provide growth opportunities to Captec's stockholders. CNLR will have approximately four times the total assets and approximately seven times the total gross leaseable area of Captec and greater diversification of assets than Captec. In addition, CNLR has unsecured debt ratings of BBB- by Standard & Poors, Baa3 by Moody's and BBB by Fitch. As a result, Captec believes you will have a greater opportunity for growth in the value of your investment and a significantly more secure dividend.

Q. WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER?


A. Captec's board of directors has determined, based upon the unanimous approval and recommendation of the special committee and other factors described in this proxy statement-prospectus, that the terms and provisions of the merger agreement regarding the proposed merger are advisable to and in the best interests of Captec and its stockholders. See "THE SPECIAL
MEETING -- Recommendations of the Special Committee and the Board of Directors" (p. 20).


Q. WHAT DID THE BOARD OF DIRECTORS DO TO MAKE SURE THAT THE MERGER CONSIDERATION I WILL RECEIVE IS FAIR TO ME?

A. Captec's board of directors performed a comprehensive analysis of Captec's strategic alternatives to maximize stockholder value. As a result of this analysis, Captec's board of directors determined that a sale of Captec was most likely to maximize stockholder value and appointed a special committee consisting of independent directors, who are neither employed by, or otherwise affiliated with, Captec, to assist in a possible sale of Captec. The special committee retained UBS Warburg, LLC, to act as its financial advisor. The special committee conducted an extensive sales process, contacting over 50 parties identified as potential purchasers and provided confidential information concerning Captec to 28 parties that indicated a potential interest in purchasing Captec. At the conclusion of the sales process, the CNLR offer represented the best transaction available in light of the issues facing Captec. The special committee and Captec's board of directors concluded that the merger with CNLR is advisable and in the best interests of Captec and its stockholders and have unanimously recommended approval of the merger to the stockholders. See "THE MERGER -- Captec's Reasons for the Merger" (p. 30).


Q. WAS A FAIRNESS OPINION RENDERED IN CONNECTION WITH THE MERGER?


A. Yes. The special committee has received and the special committee and Captec's board of directors have relied upon an opinion from UBS Warburg that, subject to and based on the considerations in its opinion, as of the date of the merger agreement, the merger consideration Captec stockholders will receive was fair to Captec stockholders from a financial point of view. The full text of UBS Warburg's opinion, dated as of July 1, 2001, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg, is attached as Appendix B to this proxy statement-prospectus. We urge you to read the UBS Warburg opinion in its entirety. See "THE MERGER -- Opinion of Captec's Financial Advisor" (p.
33).


Q. WILL I CONTINUE TO RECEIVE REGULAR QUARTERLY DIVIDENDS?

A. Yes. Regular quarterly dividends will be paid on your shares of Captec common stock until the merger is completed. Depending on the timing of the consummation of the merger, a special prorated dividend may also be paid for the partial quarter ending on the day immediately prior to the effective time of the merger.

Q. WILL I RECEIVE FUTURE DISTRIBUTIONS WITH RESPECT TO THE SHARES OF CNLR COMMON STOCK AND PREFERRED STOCK I RECEIVE IN THE MERGER?

A. Yes. Historically, CNLR has made regular quarterly distributions to its stockholders. Over the past 11 consecutive years, CNLR has paid increasing dividends to stockholders and expects to continue to do so in the future. In order to maintain CNLR's status as a REIT, CNLR must, among other things, distribute at least 90.0% of its taxable income to its stockholders on an annual basis. The CNLR common stock presently pays an annualized dividend of $1.26 per share and the CNLR preferred stock provides for an annual cumulative dividend of $2.25 per share.

Q. WHAT ARE THE FEDERAL TAX CONSEQUENCES OF THE MERGER?


A. The merger has been structured to qualify as a "reorganization" for federal income tax purposes. Even if your tax basis in your Captec common stock exceeds the fair market value of the cash, CNLR common stock and preferred stock you receive in the merger, you will not recognize any loss on the exchange. If the fair market value of this cash, CNLR common stock and preferred stock exceeds your tax basis in your Captec common stock, you will recognize taxable gain, but only to the extent the fair market value is greater than your tax basis, or only to the extent of the cash you receive, whichever number is smaller. If the CNLR preferred stock is determined to be "nonqualified preferred stock," you would recognize gain, but only to the extent the fair market value of the cash, CNLR common stock, and preferred stock you receive exceeds your tax basis in your Captec common stock, or to the extent of the cash and the fair market value of the CNLR preferred stock you receive, whichever is smaller. CNLR will take the position, and has represented to Captec, that the CNLR preferred stock is not "nonqualified preferred stock," but its position is not binding on the Internal Revenue Service or any court having jurisdiction over such matters. See "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" (p. 57).

Q. CAN I SELL CNLR COMMON STOCK AND CNLR PREFERRED STOCK RECEIVED IN THE MERGER IMMEDIATELY?


A. Yes. The CNLR common stock and preferred stock to be issued to Captec stockholders in consideration of the merger will be listed on the NYSE. Unless you are an affiliate of Captec, meaning that you control, are controlled by, or are under common control with Captec, you will be able to sell all or a portion of your CNLR common stock and preferred stock that you receive in the merger immediately following completion of the merger. If you are an affiliate of Captec, you may be subject to restriction on the sale of your CNLR common stock and preferred stock. If you think you may fall within this restriction, you should consult with your legal advisor. See "RESTRICTIONS ON RESALES BY AFFILIATES" (p. 70).


Q. ARE THERE ANY CONDITIONS TO CLOSING THE MERGER?


A. Yes. In addition to approval by Captec's stockholders, the merger agreement contains customary and transaction-specific conditions to closing the merger. See "THE MERGER AGREEMENT -- Conditions to the Merger" (p. 49).


Q. SHOULD I SEND IN MY SHARE CERTIFICATES NOW?


A. No. You should not send in your share certificates until you receive written notice that the merger has been completed, together with a transmittal letter and written instructions on how to exchange your share certificates. You will receive your cash, and CNLR common stock and preferred stock promptly after the exchange agent receives from you a properly completed letter of transmittal, together with your share certificate. See "THE MERGER AGREEMENT -- Exchange of Stock Certificates" (p. 45).


Q. WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?


A. A vote by the holders of a majority of the outstanding shares of Captec common stock is required to approve the merger. See "THE SPECIAL MEETING -- Vote Required" (p. 21).


Q. HOW DO I VOTE?


A. Complete and sign the enclosed proxy card and return it in the enclosed envelope or vote in person at the special meeting. We urge you to vote to assure the representation of your shares at the special meeting. See "THE SPECIAL MEETING -- Proxies; Proxy Solicitation" (p. 20).


Q. CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A. Yes. You can change your vote prior to the taking of the vote at the special meeting by:

  - delivering to Captec's secretary a written revocation of a previously delivered proxy bearing a later date than the proxy;

  - executing, dating and delivering to Captec's secretary a subsequently dated proxy; or

  - attending the special meeting and voting in person.


  Simply attending the special meeting will not revoke your proxy. For a more complete description of voting procedures, see "THE SPECIAL MEETING -- Proxies; Proxy Solicitation" (p. 20).


Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?


A. No. Unless you provide instructions to your broker on how to vote, your broker will not vote your shares for you. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Failure to instruct your broker to vote in favor of the merger will have the effect of a vote against the merger. See "THE SPECIAL MEETING -- Effect of Abstentions and Broker Non-Votes" (p. 21).

Q. CAN I VOTE MY SHARES IN PERSON?


A. Yes. You may attend the special meeting and vote your shares in person, rather than signing and mailing your proxy card. See "THE SPECIAL
MEETING -- Proxies; Proxy Solicitations" (p. 20).


Q. HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?


A. If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted in favor of the merger. See "THE SPECIAL MEETING -- Proxies; Proxy Solicitation" (p. 20).


Q. WHAT WILL HAPPEN IF I DO NOT VOTE?


A. If you do not return your proxy card or vote at the special meeting, it will have the same effect as if you voted against the merger. See "THE SPECIAL MEETING -- Proxies; Proxy Solicitation" (p. 20).


Q. ARE THERE ANY RISKS IN THE MERGER THAT I SHOULD BE AWARE OF?


A. Yes. There are certain risks to Captec stockholders in connection with the merger, which will result in Captec stockholders exchanging their investment in Captec for an investment in the capital stock of CNLR and cash. See "RISK FACTORS" (p. 15).


Q. WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We are working to complete the merger as quickly as possible. We hope to complete the merger during the fourth quarter of 2001.

Q. WHAT DO I NEED TO DO NOW?

A. Mail your completed and signed proxy card in the enclosed return envelope, as soon as possible, so that your vote concerning approval of the merger will be counted at the special meeting.

Q. WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?


A. You can vote against the merger by indicating a vote "Against" the merger on your proxy card and signing and mailing your proxy card, or by voting against the merger in person at the special meeting. Failure to submit a proxy or to vote at the special meeting will have the same effect as a vote against the merger. Under Delaware law, you also have the right to a judicial appraisal, and to receive the fair value in cash, of your shares if you do not vote for the merger and fulfill certain other requirements under Delaware law. See "ADDITIONAL INFORMATION -- Appraisal Rights" (p. 70).


Q. WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A. Captec does not expect any other matters to be voted on at the special meeting.

Q. WHO CAN HELP ANSWER MY QUESTIONS?

A. If you would like additional copies of this document, or have any questions about the merger, you should contact:

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                                17 STATE STREET
                                   10TH FLOOR
                            NEW YORK, NEW YORK 10004
                                 (800) 223-2064

                                  INTRODUCTION


     This proxy statement-prospectus is furnished in connection with the solicitation by Captec's board of directors of proxies for use of at a special meeting of stockholders to be held on November 19, 2001 at 10:00 a.m., local time, at The Ritz-Carlton Hotel, 300 Town Center Drive, Fairlane Plaza, Dearborn, Michigan 48126. At the special meeting, Captec's stockholders will be asked to vote on the approval of an Agreement and Plan of Merger, dated as of July 1, 2001, between Captec and CNLR which, if completed, will result in the merger of Captec into CNLR with CNLR being the surviving corporation.



     As of October 9, 2001, the record date for the special meeting, 9,508,108 shares of Captec common stock were outstanding. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. Each stockholder will be entitled to one vote for each share of Captec common stock held as of the record date. The affirmative vote of the holders of a majority of the outstanding shares of Captec common stock entitled to be voted at the special meeting is required to approve the merger described in this proxy statement-prospectus.


     CAPTEC'S BOARD OF DIRECTORS, BASED IN PART UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THREE INDEPENDENT DIRECTORS, UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT, DETERMINING THEM TO BE ADVISABLE AND IN THE BEST INTERESTS OF CAPTEC AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER.

                                    SUMMARY

     This summary highlights selected information presented in this proxy statement-prospectus and may not contain all of the information that is important to you. To understand more fully the merger proposal to be voted on at the special meeting, and for a more complete description of the legal terms of the merger and merger agreement, you should carefully read this entire proxy statement-prospectus and the documents to which it refers. A copy of the merger agreement is attached as Appendix A to this proxy statement-prospectus.


PARTIES TO THE MERGER (P. 60)


CAPTEC


     Captec is an externally advised REIT which acquires, develops and owns high-quality freestanding properties leased principally on a long-term triple net basis to national and regional chain and franchised restaurants and national retailers. Captec generally acquires properties from operators or developers in locations which have exhibited growth in retail sales and population. Upon acquiring a property, Captec typically enters into a long-term triple net lease (typically 15 to 20 years plus one or more five year renewal options) with the lessee. Triple net leases generally impose on the lessee responsibility for all operating costs and expenses of the property, including the costs of repairs, maintenance, real property taxes, assessments, utilities and insurance.


     Captec believes that the structure of its leases provides steady, periodically escalating, long-term revenue, while reducing operating expenses and capital costs, and that its underwriting standards reduce the risk of lessee default under or non-renewal of the leases. Captec's leases typically provide for minimum rent plus specified fixed periodic rent increases. Other revenues are derived primarily from interest income on loans to affiliates and fee income earned from affiliated ventures.

     As of June 30, 2001, Captec had a portfolio of 136 properties located in 26 states, with a cost basis of $212.0 million. The properties are leased to 46 operators of 33 distinct national and regional restaurant concepts and 10 operators of 12 national and regional retail concepts. Captec's address and phone number are:

          Captec Net Lease Realty, Inc.
           24 Frank Lloyd Wright Drive
           Lobby L, 4th Floor
           Ann Arbor, Michigan 48106
           (734) 994-5505

CNLR

     Commercial Net Lease Realty, Inc. is a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, manages and indirectly develops a diversified portfolio of high-quality, freestanding properties that are generally leased to major retail businesses under full-credit, long-term commercial net leases.

     CNLR's portfolio emphasizes properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $10.0 million, attract a wide array of established retail tenants, such as Academy, Barnes & Noble, Bed Bath & Beyond, Best Buy, Borders, CVS, Eckerd, Food 4 Less, IHOP, Office Depot, OfficeMax, Supervalu, The Sports Authority, Wal-Mart and 7-Eleven. Consequently, CNLR's management believes that such properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

     CNLR generally acquires properties that are newly constructed or re-developed as of the time of acquisition. In addition, CNLR generally acquires properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. CNLR's leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Such leases typically do not limit CNLR's recourse against the tenant and any guarantor in the event of a default and for this reason are considered "full-credit" leases. CNLR's properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.


     As of June 30, 2001, CNLR owned, either directly or through investment interests, 241 properties, which were 98% leased, located in 36 states. The average remaining initial lease term of CNLR's properties was approximately 13 years. Leases representing approximately 74% of annualized base rental income from CNLR's properties, as of June 30, 2001, have initial terms extending until at least December 31, 2011. Approximately 83% of annualized base rental income is derived from leases that provide for periodic, contractually fixed increases in base rent.


CNLR's address and phone number are:

          Commercial Net Lease Realty, Inc.
           450 S. Orange Avenue
           Suite 900
           Orlando, Florida 32801
           (407) 265-7348


MERGER DESCRIPTION (P. 22)



     The Merger Structure. The merger agreement provides that Captec will be merged with and into CNLR. The merger will become effective when certificates of merger have been filed with, and accepted by, the Maryland State Department of Assessments and Taxation in accordance with the Maryland General Corporation Law and by the Secretary of the State of Delaware in accordance with the Delaware General Corporation Law or at a subsequent time as CNLR and Captec may agree and specify in the certificates of merger. At that time, Captec will be merged with and into CNLR. CNLR will be the surviving corporation in the merger, and Captec will cease to exist as a separate entity. Captec expects the merger to become effective as soon as practicable after the approval of the merger by Captec's stockholders and the satisfaction or waiver of all other conditions to the merger. See "THE MERGER AGREEMENT" (p. 44).



     What You Will Receive in the Merger. At the effective time of the merger, each issued and outstanding share of Captec common stock will be converted into the right to receive $1.27 in cash (which may be reduced for stockholders subject to withholding taxes), 0.4575 shares of CNLR common stock and 0.21034679 shares of CNLR preferred stock. It is a condition to closing of the merger that the CNLR common stock and preferred stock to be issued to Captec stockholders in the merger be listed on the New York Stock Exchange. See "DESCRIPTION OF CNLR STOCK" (p. 52).


YOU SHOULD NOT SEND IN YOUR SHARE CERTIFICATES UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL.

     Quarterly Dividends. Regular quarterly dividends will be paid by Captec until the merger is completed. Depending on the timing of completion of the merger, a special prorated dividend will be paid for the partial quarterly period, if any, ending on the day immediately prior to the effective time of the merger. The CNLR common stock presently pays an annual dividend of $1.26 per share and the CNLR preferred stock provides for a cumulative annual dividend of $2.25 per share.



     Recommendation of the Special Committee and Board of Directors. Captec's board of directors, based in part on the unanimous recommendation of a special committee of three independent directors, unanimously approved the merger and the merger agreement, determining them to be advisable and in the best interests of Captec and its stockholders, and unanimously recommends that you vote "FOR" the proposal to approve the merger. See "THE SPECIAL MEETING -- Recommendations of the Special Committee and the Board of Directors" (p. 20).



     Background and Reasons for the Merger. In making the determination to approve the merger, Captec's board of directors considered various factors and alternatives to the merger, including those described under the heading "THE MERGER -- Captec's Reasons for the Merger" (p. 30).



     Opinion of Financial Advisor to the Special Committee. In connection with the merger, the special committee received an opinion from UBS Warburg LLC, its financial advisor, which also was relied upon by Captec's board of directors, that, as of the date of the merger agreement, the merger consideration to be received by Captec stockholders was fair to Captec's stockholders from a financial point of view. UBS Warburg's written opinion, dated as of July 1, 2001, is attached to this proxy statement-prospectus as Appendix B. We encourage you to carefully read this opinion it its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by UBS Warburg in providing its opinion. See "THE
MERGER -- Opinion of Captec's Financial Advisor" (p. 33).



     Appraisal Rights. Under Delaware law you have the right to a judicial appraisal and to receive the fair value in cash of your Captec common stock, provided that you do not vote in favor of the merger and you fulfill the other requirements of Delaware law. See "ADDITIONAL INFORMATION -- Appraisal Rights" (p. 70).



SPECIAL MEETING AND VOTING (P. 20)



     The Special Meeting. The special meeting of the stockholders will be held on Monday, November 19, 2001 at 10:00 a.m. at The Ritz-Carlton Hotel, 300 Town Center Drive, Fairlane Plaza, Dearborn, Michigan 48126. At the special meeting, Captec's stockholders will be asked to consider and vote upon a proposal to approve the merger. See "THE SPECIAL MEETING" (p. 20).



     Record Date and Voting Power. Captec's board of directors has fixed the close of business on October 9, 2001 as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting. As of the record date, 9,508,108 shares of Captec common stock were outstanding and held by approximately 75 stockholders of record. Captec has no other class of voting securities outstanding. Stockholders of record on the record date will be entitled to one vote for each share of Captec common stock held by them on the proposal to approve the merger and any other matter that may properly come before the meeting and any adjournment or postponement of the meeting. See "THE SPECIAL MEETING" (p. 20).



     Quorum and Vote Required. Captec's bylaws require the presence, in person or by duly executed proxy, of shares representing at least a majority of the votes entitled to be cast at the special meeting in order to constitute a quorum. Delaware law requires the affirmative vote of shares representing a majority of the outstanding shares entitled to be voted at the special meeting to approve the merger. Failure to return your proxy or direct your broker or nominee how to vote your proxy will have the same effect as a vote against the merger. See "THE SPECIAL MEETING -- Proxies; Proxy Solicitation" (p. 20).


     Proxies, Voting and Revocation. Shares represented at the special meeting by properly executed proxies received prior to or at the special meeting and not revoked will be voted at the special meeting, and at any adjournments or postponements of the special meeting, in accordance with the instructions on the proxies. If a proxy is duly executed and submitted without instructions, except for broker non-votes, the shares represented by that proxy will be voted "FOR" the approval of the merger. Proxies are being solicited on behalf of Captec's board of directors.

     A proxy may be revoked by the person who executed it at, or before, the taking of the vote at the special meeting by:

     - delivering to Captec's secretary a written revocation of a previously delivered proxy bearing a later date than the proxy;

     - executing, dating and delivering to Captec's secretary a subsequently dated proxy; or

     - attending the special meeting and voting in person.


     Attendance at the special meeting will not, by itself, constitute revocation of a proxy. See "THE SPECIAL MEETING -- Proxies; Proxy Solicitation" (p. 20).


     Captec will bear the cost of solicitation of proxies and reimburse brokerage houses, fiduciaries, nominees and others for out-of-pocket expenses in forwarding proxy materials to beneficial owners of Captec common stock held in their names. Captec has retained the services of Georgeson Shareholder Communications, Inc. to assist in the solicitation.

     Broker Votes. Shares held in the name of your broker or a nominee, or in "street name," will not be voted by your broker or nominee unless you provide instructions on how to vote. Your broker or nominee will provide directions regarding how to instruct your broker or nominee to vote your shares. Without your instructions, your shares will not be voted, which will have the same effect as a vote against the merger.

     If you hold your shares in a brokerage account, your brokerage firm may also provide you with the ability to vote electronically, including voting by internet and/or telephone. Instructions for these voting methods, if they are being made available to you, are included on the ballot that accompanies this proxy statement.


SELECTED MERGER AGREEMENT PROVISIONS (P. 44)


     Conditions to the Merger. Each party's obligation to complete the merger depends upon the satisfaction or waiver of certain conditions, including:

     - approval of the merger by Captec's stockholders;

     - absence of governmental actions having the effect of making the merger illegal or otherwise prohibiting the merger; and

     - listing on the New York Stock Exchange of the CNLR common stock and preferred stock to be issued to Captec's stockholders.

     CNLR's obligation to complete the merger also depends upon the satisfaction or waiver of a number of additional conditions, including:

     - the material correctness of the representations and warranties of Captec in the merger agreement and the material performance by Captec of its obligations under the merger agreement;

     - receipt by CNLR of an opinion of its counsel that the merger will be treated as a tax-free reorganization for federal income tax purposes;

     - receipt by CNLR of an opinion of Captec's counsel as to the status of Captec as a REIT;

     - receipt by CNLR of a letter from Captec's independent auditors confirming that Captec has distributed all of its earnings and profits for all taxable years through the date of the closing of the merger; and

     - other than completion of the merger, the satisfaction of all of the conditions to closing contained in the asset purchase agreement relating to the sale of the excluded assets. See "THE MERGER -- Asset Purchase Agreement" (p. 42).



For a more detailed description of the conditions to the merger, see "THE MERGER AGREEMENT -- Conditions to the Merger"(p. 49).


     Termination of the Merger Agreement. Captec and CNLR may, by mutual written consent, terminate the merger agreement without completing the merger. The merger agreement may also be terminated:

     By either Captec or CNLR:

     - if the merger is not approved by Captec's stockholders;

     - if the merger is not completed by January 31, 2002;

     - if any final, nonappealable order of any governmental entity or court is in effect that prevents the completion of the merger;

     - if any of the conditions to a party's obligation to complete the merger becomes impossible to fulfill and is not waived by the other party; or

     - if it is not in material breach of its obligations under the merger agreement and if any of the representations and warranties of the other party are materially untrue or inaccurate or the other party has breached any of its covenants or agreements in the merger agreement so that any of the other party's conditions to complete the merger would not be satisfied.

     By CNLR:

     - if Captec's board of directors approves or recommends, or proposes to approve or recommend, an acquisition proposal other than the merger; withdraws or modifies its recommendation or approval of the merger or causes Captec to enter into any letter of intent or agreement for a competing acquisition proposal; or

     - if a tender or exchange offer for Captec is commenced and, within 10 business days thereof, Captec's board of directors fails to recommend rejection of the tender offer or exchange offer.


     For a more detailed description relating to termination of the merger agreement, see "THE MERGER AGREEMENT -- Termination and Termination Fee" (p.
50).


     Termination Fee. Captec must pay to CNLR a termination fee of up to $5.0 million if the merger agreement is terminated by CNLR because:

     - Captec's board of directors approves or recommends, or proposes to approve or recommend, an acquisition proposal other than the merger; withdraws or modifies its recommendation or approval of the merger, or causes Captec to enter into any letter of intent or agreement for a competing acquisition proposal;

     - a tender or exchange offer for Captec is commenced and, within 10 business days thereof, Captec's board of directors fails to recommend rejection of the tender offer or exchange offer; or

     - Captec's stockholders fail to approve the merger agreement or the merger agreement is terminated by CNLR as a result of any of Captec's representations and warranties being materially untrue or inaccurate, or Captec's breach of any of its covenants or agreements in the merger agreement such that its conditions to complete the merger would not be satisfied and, within nine months thereafter, Captec enters into any written agreement for a competing acquisition proposal which is subsequently completed.

     If the merger agreement is terminated under certain other circumstances Captec and CNLR are obligated to pay to the other the lesser of $1.0 million or the other party's actual out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby. For a more detailed description relating to termination of the merger agreement, see "THE MERGER AGREEMENT -- Termination and Termination Fee" (p. 50).



FINANCING, ACCOUNTING AND TAX MATTERS (P. 57)


     Financing. There are no financing contingencies to the completion of the merger.

     Accounting. The merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles. The aggregate consideration paid by CNLR in connection with the merger will be allocated to Captec's assets and liabilities based on their fair values.

     Federal Income Tax Consequences. The merger has been structured to qualify as a "reorganization" for federal income tax purposes. Even if your tax basis in your Captec common stock exceeds the fair market value of the cash, CNLR common stock and preferred stock you receive in the merger, you will not recognize any loss on the exchange. If the fair market value of this cash, CNLR common stock and preferred stock exceeds your tax basis in your Captec common stock, you will recognize taxable gain, but only to the extent this fair market value is greater than your tax basis, or only to the extent of the cash you receive, whichever number is smaller. If the CNLR preferred stock is determined to be "nonqualified preferred stock," you will recognize gain, but only to the extent the fair market value of the cash, CNLR common stock, and preferred stock you receive exceeds your tax basis in your Captec common stock, or to the extent of the cash and the fair market value of the CNLR preferred stock you receive, whichever is smaller. CNLR will take the position, and has represented to Captec, that the CNLR preferred stock is not "nonqualified preferred stock," but its position is not binding on the Internal Revenue Service or any court having jurisdiction over such matters.

                           FORWARD-LOOKING STATEMENTS

     This proxy statement-prospectus, including the documents incorporated herein by reference, contains "forward-looking statements" which represent Captec's and CNLR's expectations or beliefs, including, but not limited to, statements concerning industry performance and Captec's and CNLR's results, operations, performance, financial condition, plans, growth and strategies, which include, without limitation:

     - statements concerning implementation of CNLR's business plan following the merger;

     - statements concerning CNLR's financial performance following the merger;

     - statements concerning CNLR's anticipated dividend policy following the merger;

     - statements concerning the anticipated financial and other benefits of the merger;

     - statements concerning the operating efficiencies or synergies, competitive positions and growth opportunities expected to be achieved following the merger;

     - statements concerning the market for CNLR common stock and preferred stock following the merger;

     - statements preceded or followed by or that include the words "may," "will," "expect," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology; and


     - the matters discussed in "Risk Factors" beginning on page 15.


     Any statements contained in this proxy statement-prospectus or any document incorporated herein by reference that are not statements of historical fact may be deemed to be forward-looking statements. These statements by their nature involve substantial risks and uncertainties, some of which are beyond Captec's and CNLR's control, and actual results may differ materially depending on a variety of important factors, many of which are also beyond Captec's and CNLR's control. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement-prospectus. Neither Captec nor CNLR undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     The merger involves certain risks. Also, by voting in favor of the merger, Captec's stockholders will be choosing to invest in CNLR's capital stock. An investment in CNLR's capital stock involves certain risks. In addition to the other information contained or incorporated by reference in this proxy statement-prospectus, Captec's stockholders should carefully consider the following risk factors in deciding whether to vote for the merger.

RISKS RELATED TO CNLR'S BUSINESS

     Three of CNLR's tenants, HomePlace of America, Inc., d/b/a Waccamaw's HomePlace, Heilig-Meyers Company and HomeLife Company, have each respectively filed voluntary petitions for bankruptcy under Chapter 11 of the United States Bankruptcy Code. As a result, each of these tenants has a right to reject or affirm its leases with CNLR.

     HomePlace has rejected all 6 of its leases with CNLR. In addition, Heilig-Meyers has rejected 12 of its 17 leases with CNLR and assigned one of its leases to a new tenant pursuant to Bankruptcy Code procedures. There can be no assurance that Heilig-Meyers will not reject some or all of the remaining leases held by it in the future. HomeLife has filed a motion to reject all 5 of its leases in the bankruptcy proceeding. Regardless of such election by HomeLife, Sears, Roebuck & Co., as assignor of the leases to HomeLife, will remain liable under the leases.

     The lost revenues resulting from the rejection by any bankrupt tenant of any of their respective leases with CNLR could have a material adverse affect on CNLR's liquidity and results of operations, if CNLR is unable to re-lease the properties at comparable rental rates and in a timely manner.

ABSENCE OF PRIOR PUBLIC MARKET FOR THE CNLR PREFERRED STOCK

     Prior to the merger there has been no public market for the CNLR preferred stock. There is no assurance that an active trading market will develop or be sustained following the merger or that at any time the CNLR preferred stock may be resold at or above its stated value of $25.00 per share. The price, if any, at which the CNLR preferred stock trades on the New York Stock Exchange will depend upon numerous factors, including market conditions at the time of completion of the merger and thereafter.

CAPTEC STOCKHOLDERS HAVE FILED THREE LAWSUITS AGAINST CAPTEC IN CONNECTION WITH THE MERGER


     Following the public announcement by Captec and CNLR of the merger, certain Captec stockholders filed three lawsuits against Captec and its directors alleging breaches of fiduciary duty in connection with the merger. One of these lawsuits also named CNLR as a defendant, but CNLR has since been dismissed as a party to that lawsuit. In the lawsuits, the plaintiffs are seeking a declaration that the action is properly maintainable as a class action, equitable relief that would enjoin the proposed merger, and unspecified damages. Such lawsuits could delay the completion of the merger or result in substantial damage claims against Captec.


CNLR MAY FACE OPERATIONAL AND STRATEGIC CHALLENGES THAT MAY PREVENT IT FROM SUCCESSFULLY INTEGRATING CAPTEC WITH CNLR

     The merger involves risks related to the integration and management of acquired properties and operations. Because CNLR currently intends not to retain any of the existing management of Captec, the integration of CNLR and Captec will be a complex and time-consuming process and may disrupt CNLR's business if not completed in a timely and efficient manner. CNLR may encounter substantial difficulties, costs and delays involved in integrating its operations with those of Captec, including:

     - perceived adverse changes in business focus;

     - potential conflicts in marketing or other important relationships; and

     - the diversion of management's attention from other ongoing business concerns.

     Further, the completion of the merger poses risks for the ongoing operations of CNLR, including that:

     - following the merger, CNLR may not achieve the expected cost savings and operating efficiencies; and

     - the Captec portfolio may not perform as well as CNLR anticipates.

     If CNLR fails to integrate Captec successfully and/or fails to realize the intended benefits of the merger, the market price of CNLR common stock subsequent to the merger could decline from its current market price and the price at which the CNLR preferred stock trades also may be adversely affected.

                     HISTORICAL, PRO FORMA CONSOLIDATED AND
                      PRO FORMA EQUIVALENT PER SHARE DATA

     Summarized below is specified per common share information for Captec and CNLR on a historical basis, pro forma consolidated basis and pro forma equivalent basis. The pro forma amounts are based on the purchase method of accounting.

     The data presented below is not necessarily indicative of the results which would have actually been attained if the merger had been completed in the past or the results that may be attained in the future. The per share data included in the following table should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements of Captec and CNLR included elsewhere in this proxy statement-prospectus.


                                                               FOR THE SIX
                                                               MONTHS ENDED          FOR THE YEAR ENDED
                                                              JUNE 30, 2001          DECEMBER 31, 2000
                                                            ------------------       ------------------
                                                            BASIC      DILUTED       BASIC      DILUTED
                                                            -----      -------       -----      -------
Net income per common share:
  Captec..................................................  $0.64       $0.64        $1.53       $1.53
  CNLR....................................................  $0.72       $0.72        $1.27       $1.27
  Captec and CNLR pro forma consolidated..................  $0.72       $0.72        $1.36       $1.36
  Captec pro forma equivalent(1)



                                                               FOR THE SIX
                                                              MONTHS ENDED       FOR THE YEAR ENDED
                                                              JUNE 30, 2001      DECEMBER 31, 2000
                                                              -------------      ------------------
Cash distributions declared per common share:
  Captec....................................................     $ 0.76                $ 1.52
  CNLR......................................................     $ 0.63                $1.245
  Captec and CNLR pro forma consolidated....................     $ 0.63                $1.245
  Captec pro forma equivalent(1)
Stockholders' equity (book value) per common share (end of
  period):
  Captec....................................................     $14.08
  CNLR......................................................     $13.02
  Captec and CNLR pro forma consolidated....................     $14.18
  Captec pro forma equivalent(1)


---------------

(1) Per the merger agreement, consideration of $1.27 in cash, 0.4575 shares of CNLR common stock and 0.21034679 shares of CNLR preferred stock will be exchanged for each share of Captec common stock. As a result, disclosure on an equivalent per common share basis is not meaningful.

                    COMPARATIVE PER SHARE MARKET INFORMATION

     Captec common stock is listed for quotation on NASDAQ under the symbol "CRRR." CNLR common stock is listed for quotation on the New York Stock Exchange under the symbol "NNN." On June 29, 2001, the business day immediately preceding the public announcement of the execution of the merger agreement by Captec and CNLR, the closing market prices of Captec common stock and CNLR common stock and the equivalent price per share of CNLR giving effect to the merger, respectively, were as follows:

                                CAPTEC AND CNLR
                            COMPARATIVE MARKET VALUE

                                                                                    CAPTEC
                                                                                  EQUIVALENT
                                                              CAPTEC    CNLR    PER SHARE PRICE
                                                              ------   ------   ---------------
June 29, 2001...............................................  $13.31   $14.25       $13.05

     The Captec equivalent per share price is based on the assumption that stockholders will receive the liquidation preference of $25.00 on the CNLR preferred stock and based on the $14.25 per share closing price of the CNLR common stock on June 29, 2001.

     Prior to the merger there has been no public market for the CNLR preferred stock. Absent a current quoted market price for the CNLR preferred stock, the liquidation preference value has been used to compute the CNLR equivalent per share price of the Captec common stock.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The following sets forth, for the periods indicated, the high and low prices per share of Captec common stock on NASDAQ and CNLR common stock on the NYSE and the cash dividends declared per share of Captec common stock and CNLR common stock. On October 9, 2001, the record date for the special meeting, there were approximately 75 record holders and 4,060 beneficial holders of Captec common stock and approximately 1,274 record holders and 21,565 beneficial holders of CNLR common stock. Prior to the completion of the merger there will be no issued and outstanding shares of CNLR preferred stock.



                                                 CAPTEC                           CNLR
                                      ----------------------------    ----------------------------
                                       HIGH      LOW      DIVIDEND     HIGH      LOW      DIVIDEND
                                      ------    ------    --------    ------    ------    --------
Calendar 1999
  First Quarter.....................  $13.50    $12.25     $0.380     $13.94    $11.13     $0.310
  Second Quarter....................   13.81     11.88      0.380      13.81     11.06      0.310
  Third Quarter.....................   13.56     10.06      0.380      13.19     10.44      0.310
  Fourth Quarter....................   11.00      6.25      0.380      11.56      9.44      0.310
Calendar 2000
  First Quarter.....................  $ 8.94    $ 7.38     $0.380     $10.81    $ 9.50     $0.310
  Second Quarter....................   11.06      8.38      0.380      11.50     10.16      0.310
  Third Quarter.....................   11.50     10.13      0.380      11.06     10.25      0.310
  Fourth Quarter....................   11.81     10.56      0.380      11.16      9.81      0.315
Calendar 2001
  First Quarter.....................  $12.56    $11.06     $0.380     $11.81    $10.13     $0.315
  Second Quarter....................   13.85     12.05      0.380      14.25     11.50      0.315
  Third Quarter.....................   12.38     11.20      0.380      14.15     11.25      0.315
  Fourth Quarter*...................   12.39     12.00      0.380      13.68     12.75         --


---------------
* Through October 9, 2001

                              THE SPECIAL MEETING

GENERAL


     This proxy statement-prospectus is being furnished to holders of Captec common stock in connection with the solicitation of proxies by Captec's board of directors for use at the special meeting to be held on Monday, November 19, 2001, 10:00 a.m., local time, at The Ritz-Carlton Hotel, 300 Town Center Drive, Fairlane Plaza, Dearborn, Michigan 48126, and at any adjournments or postponements of the special meeting. This proxy statement-prospectus, the attached notice of the special meeting and the accompanying proxy card are first being mailed to stockholders of Captec on or about October 12, 2001.


MATTERS TO BE CONSIDERED


     At the special meeting, holders of record of shares of Captec common stock on October 9, 2001 will consider and vote upon:


     - the merger of Captec with and into CNLR pursuant to which CNLR will be the surviving corporation and the separate corporate existence of Captec will terminate; and

     - such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS


     Captec's board of directors, based, in part, on the unanimous recommendation of a special committee, has unanimously approved the merger and the merger agreement, having concluded that the merger and the merger agreement are fair to, and in the best interests of, Captec and its stockholders. Captec's board of directors unanimously recommends that stockholders vote for the merger.


RECORD DATE; SHARES ENTITLED TO BE VOTED; QUORUM


     Captec's board of directors has fixed the close of business on October 9, 2001 as the record date for determining the holders of shares of Captec common stock who are entitled to notice of and to vote at the special meeting. As of the record date, 9,508,108 shares of Captec common stock were issued and outstanding and held of record by approximately 75 stockholders. The holders of record on the record date of shares of Captec common stock are entitled to one vote per share of Captec common stock. Pursuant to Captec's bylaws, the presence of the holders of shares representing a majority of the outstanding shares of Captec common stock entitled to be voted, whether in person or by properly executed proxy, is necessary to constitute a quorum for the transaction of business at the special meeting. Under Delaware law, abstentions and "broker non-votes," which are proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote, will be treated as present for purposes of determining the presence of a quorum.


PROXIES; PROXY SOLICITATION

     Shares of Captec common stock represented by properly executed proxies received at or prior to the special meeting that have not been revoked will be voted at the special meeting in accordance with the instructions indicated on the proxies. Shares of Captec common stock represented by properly executed proxies for which no instruction is given will be voted for approval of the merger. Stockholders are requested to complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope provided for this purpose to ensure that their shares are voted. Failure to return your proxy card or vote at the special meeting will have the same effect as a vote against the merger.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

     - filing with Captec's Secretary, at or before the taking of the vote at the special meeting, a written revocation bearing a later date than the proxy;

     - executing a later dated proxy relating to the same shares of Captec common stock and delivering it to Captec's secretary, including by facsimile, before the taking of the vote at the special meeting; or

     - attending the special meeting and voting in person.

     Attendance at the special meeting will not, in and of itself, revoke a proxy. Any written revocation or subsequent proxy should be sent so as to be delivered to Captec Net Lease Realty, Inc., 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, Ann Arbor, Michigan 48106, Attention: Corporate Secretary, or hand delivered to Captec's secretary or his representative at or before the taking of the vote at the special meeting.

     If the special meeting is postponed or adjourned, at any subsequent reconvening of the special meeting all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the special meeting, except for any proxies that previously have been revoked or withdrawn effectively, and notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting. Proxies voting against the merger will not be voted for a proposal to adjourn the meeting to permit further solicitation of proxies.

     Captec will bear the cost of soliciting proxies from its stockholders. Captec will pay Georgeson Shareholder Communications, Inc. a fee of $20,000 plus reimbursement of out-of-pocket expenses for its services in soliciting the return of proxies. In addition to solicitation by mail, directors, officers and employees of Captec may solicit proxies by telephone, facsimile transmission, or otherwise. Directors, officers and employees of Captec will not be additionally compensated for any such solicitation, but may be reimbursed for out-of-pocket expenses incurred. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of Captec common stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material.

VOTE REQUIRED

     Delaware law requires Captec to obtain stockholder approval of the merger by the affirmative vote of a majority of the outstanding shares of Captec common stock entitled to be voted on the merger. The affirmative vote of 4,754,055 shares of Captec common stock is required to approve the merger. If the stockholders approve the merger proposal and the transaction is subsequently challenged, Captec may be entitled under Delaware law to assert stockholder approval as a defense to such challenge.


     As of July 2, 2001, Patrick L. Beach, Chairman of the Board of Directors, President and Chief Executive Officer of Captec, and W. Ross Martin, Executive Vice President, Chief Financial Officer and a director of Captec, in the aggregate exercised voting power with respect to 727,552 shares of Captec common stock, representing 7.65% of the issued and outstanding shares of Captec common stock on such date. Simultaneously with the execution of the merger agreement by Captec, Messrs. Beach and Martin executed and delivered to CNLR a stockholders agreement pursuant to which they agreed to vote all of the shares of Captec common stock beneficially owned by them at the time of the special meeting in favor of the merger. See "THE MERGER -- Stockholders Agreement" (p. 41).


     In addition, as of the record date, Captec's directors and executive officers (including Messrs. Beach and Martin) in the aggregate exercised voting power with respect to 922,356 shares of Captec common stock, representing 9.7% of the issued and outstanding shares of Captec common stock. Captec anticipates that all directors and officers will vote their shares of Captec common stock in favor of the merger.

EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

     For purposes of determining approval of the proposals to be presented at the special meeting, abstentions and broker non-votes will be deemed present for purposes of determining the presence of a quorum and will have the same legal effect as a vote against the merger and any other business that may properly be voted on at the special meeting.

                                   THE MERGER

BACKGROUND

     At a regular meeting on May 19, 2000, Captec's board of directors discussed engaging Prudential Securities Incorporated, then the financial advisor to Captec, to identify and analyze Captec's strategic options and alternatives to enhance stockholder value. Captec's board of directors discussed generally that:

     - Captec had been and continued to be capital constrained, lacking both the debt and equity capital necessary to generate meaningful growth;

     - given Captec's small size and other market conditions it could not reasonably be expected that these constraints could be eliminated or overcome in the foreseeable future;

     - Captec's credit facility would be maturing in less than a year and then-current market conditions indicated that Captec would not be able to refinance the credit facility on nearly as favorable terms;


     - Captec had derived little, if any, benefit from its successful joint venture investments in terms of improvements in its stock price and equity multiple; and


     - Captec's board of directors continued to be concerned about the immediate and long-term impact of all of these factors on Captec's ability to maintain its dividend rate and to realize a share price indicative of a favorable equity multiple relative to the REIT market in general.

     Following this discussion, a resolution was unanimously adopted authorizing the engagement of Prudential Securities for the purpose of conducting a study of strategic alternatives.

     On June 29, 2000, Captec announced that it had retained Prudential Securities to study strategic alternatives to maximize Captec's value for stockholders, including continuation of operations, sale, merger and other alternatives.

     At a September 19, 2000 meeting, Captec's board of directors received a presentation and written report from Prudential Securities analyzing the various alternatives available to Captec to maximize stockholder value.

     Prudential Securities' report described that its representatives had met with Captec's management to discuss Captec's strategies, reviewed management's financial projections for Captec, its properties, joint ventures and other assets, discussed Captec's competitive position with Prudential Securities REIT research analysts, analyzed the current status and outlook for the net lease sector of the REIT market; assessed Captec's standing within the net lease sector and the REIT market generally, and analyzed recent transactions within the REIT sector.

     Prudential Securities' report stated that:

     - Captec faced numerous challenges in the capital and real estate markets and these challenges would make it difficult to increase stockholder value;

     - Captec traded at an equity multiple discount relative to both the net lease REIT sector and the overall REIT market;

     - Captec's equity multiple discount reflected its small market capitalization, limited float, constrained capital capacity, externally advised structure, absence of research sponsorship and, more generally, the out-of-favor net lease sector;

     - to enhance stockholder value, Captec would need to demonstrate significant, consistent and profitable growth over the foreseeable future;

     - due to the inability of long-term net leases to generate significant internal growth, Captec would require additional capital to generate earnings growth through the accretive acquisition of assets;

     - Captec was unable to raise additional capital because:

        - issuing common stock would be extremely dilutive at current stock price and dividend levels;

        - issuing preferred stock was not an alternative for a small, non-investment grade REIT;

        - limited remaining debt capacity would make growth through additional leverage difficult; and

     - Captec's financial constraints, coupled with market forces, would make it increasingly difficult for Captec to enhance stockholder value without a substantial transaction such as a merger or sale.

     Prudential Securities reported that it had studied four strategic alternatives:

     - maintaining Captec as an independent, public REIT;

     - merging or combining with another REIT in a stock-for-stock transaction;

     - selling all or substantially all of Captec's assets in a single transaction; and

     - liquidating Captec.

     The Prudential Securities report concluded that:

     - maintaining Captec's existing strategy would fail to maximize stockholder value;

     - a protracted liquidation process is complex and unusual for a public company, would be costly and subject to substantial risks that are financially immeasurable, and would not be reasonably likely to result in any greater value to the stockholders irrespective of those risks; and

     - stockholder value would most likely be maximized through an asset sale or merger, each of which could be pursued though a common process.

     Prudential Securities' report also noted the possibility that Captec management might have interests in certain possible strategic transactions that could be different from, or in addition to, the interests of Captec's stockholders generally, and that could create potential conflicts of interest. Mr. Beach acknowledged that he had advised Prudential Securities that management could have an interest in pursuing a strategic transaction with Captec. As a result of these discussions, Captec's board of directors established the special committee to assist it in conducting a process to solicit expressions of interest for the potential sale of Captec or its assets, to determine if any potential transaction would be in the best interests of Captec and its public stockholders, to negotiate the terms of any potential transaction, to consider the fairness of the consideration to be received in any potential transaction and to recommend whether the Captec board of directors should approve any potential transaction. The special committee initially was comprised of Richard
J. Peters (Chairman), Lee C. Howley, William H. Krul, III and William J. Chadwick, all of whom are independent directors not employed by or otherwise affiliated with Captec. Mr. Chadwick subsequently decided not to serve on the special committee.

     Thereafter, the special committee began to negotiate with Prudential Securities with respect to the possible selection of Prudential Securities as the special committee's financial advisor. On October 28, 2000, prior to the completion of those negotiations, Prudential Securities announced that it was curtailing its investment banking business. That announcement did not clearly indicate Prudential Securities' intentions with respect to its real estate financial advisory business, but the special committee became concerned at that time about the ability of Prudential Securities to serve as its financial advisor. During November 2000, it became increasingly clear that Prudential Securities intended to reduce significantly its real estate financial advisory group. As a result, the special committee determined that it needed to interview other financial advisors. These events delayed the special committee's efforts to pursue a possible sale of Captec.

     At a meeting on December 6, 2000, the special committee interviewed UBS Warburg LLC. Following the interview, the special committee requested Mr. Peters to solicit an engagement proposal from UBS Warburg.

     On January 4, 2001, the special committee met and authorized the retention of Morris, Nichols, Arsht & Tunnell as its counsel.

     On January 9, 2001, the special committee formally retained UBS Warburg.

     On January 12, 2001, the special committee met to discuss with UBS Warburg the procedures for the sale of Captec and to review the confidential information memorandum to be prepared by UBS Warburg and Captec management.

     With the assistance of UBS Warburg, the special committee established a process for the solicitation of interested buyers that was designed to attract the broadest array of interested parties by allowing them to submit preliminary, non-binding indications of interest without conducting any due diligence. It was expected that this procedure, while enabling the special committee to consider the greatest number of interested parties, would also result in a significant number of parties expressing interest and subsequently "dropping out" during the due diligence phase. The special committee believed that proceeding in this manner would maximize the likelihood of receiving an acceptable bid that was fair to Captec's stockholders.

     Between late January and late February 2001, UBS Warburg contacted over 50 parties it had identified as potentially having an interest in receiving the confidential information memorandum concerning Captec. Those parties included both potential strategic and financial buyers. Parties who received the confidential information memorandum were requested to submit non-binding indications of interest by February 16, 2001. Twenty-eight parties received the confidential information memorandum after signing confidentiality agreements.

     In connection with Captec's solicitation of offers, CNLR requested that UBS Warburg distribute a confidential information memorandum to CNLR in January 2001.

     On January 12, 2001, CNLR and Captec entered into a confidentiality agreement.

     On January 23, 2001, Captec publicly announced that the special committee had retained UBS Warburg as its financial advisor in connection with a possible sale of Captec.

     The special committee established February 16, 2001 as the deadline for the submission of non-binding indications of interest. Of those 28 parties who received the confidential information memorandum, seven submitted written, non-binding indications of interest by February 16, 2001 which are summarized below:

                                                    PRELIMINARY INDICATION OF INTEREST
                                                                ($/SHARE)
                                                    ----------------------------------
1.................................................                 6.48
2.................................................            12.16 -- 13.74
3.................................................            13.67 -- 14.09
4.................................................            13.00 -- 15.00
5.................................................                 5.85
6.................................................            9.00 -- 10.50
7.................................................            10.94 -- 12.51

     On February 22, 2001, the special committee met to review the indications of interest and invited four parties (2, 3, 4 and 7), one of which was CNLR, to participate in the second round of the sale process, which involved due diligence, visits to Captec and management meetings.

     On February 27, 2001, Captec announced that it had successfully negotiated and closed an extension to its credit facility, which otherwise would have expired on February 28, 2001, for up to nine months. As a result of the extension, interest rates on the credit facility immediately increased from a range of LIBOR plus 1.50% to LIBOR plus 1.75%, depending upon certain leverage ratios to a new range of LIBOR plus 2.25% to LIBOR plus 2.50%, increasing an additional 50 basis points for the last three months of the facility.

     On March 6, 2001, the special committee met to review the status of the sale process and to review an indication of interest submitted by another potential bidder which had submitted a non-binding indication of interest of $12.00 to $13.00 per share after the February 16, 2001 deadline. The special committee elected to invite this party into the second round of the sale process.

     Through March 2001, four parties that had been invited to participate in the second round of the sale process visited Captec's offices, met with management and conducted due diligence.

     On March 13, 2001, Gary M. Ralston, President and Chief Operating Officer of CNLR, and Kevin B. Habicht, Executive Vice President and Chief Financial Officer of CNLR, Mr. Beach and Mr. Martin, as well as various representatives of both parties, including their respective financial advisors and CNLR's legal counsel, conducted a management meeting as part of the second round of the sales process.

     On March 16, 2001, CNLR received a draft merger agreement with instructions that CNLR's bid would be evaluated on the basis of many factors, including the nature and extent of CNLR's requested changes to the draft merger agreement. At or about the same time these materials also were transmitted to the other interested parties.

     At a meeting on March 19, 2001, held to review the status of the sale process, the special committee was advised by UBS Warburg that, during management meetings with parties conducting due diligence, Captec Financial Group, Inc., an affiliate of Captec controlled by Messrs. Beach, Martin and H. Reid Sherard, a director and Senior Vice President-Sales & Marketing of Captec, had advised UBS Warburg and prospective bidders that, while it intended to continue to make interest payments when due, its financial condition would not permit it to repay the $9.6 million outstanding balance due under the demand loan with Captec were a demand for payment made. The special committee discussed with counsel and UBS Warburg the terms of the Financial Group note, including Financial Group's right under the note to borrow up to $25.0 million from Captec, Captec's right to demand repayment of the note at any time, the 10.0% interest rate, and the security for the note. The special committee observed that the Financial Group note had been in place prior to Captec's initial public offering in 1997, had been disclosed in Captec's prospectus for its initial public offering and subsequent SEC filings and that Financial Group had repaid to Captec approximately $11.5 million of the outstanding principal balance of the Financial Group note since Captec's initial public offering in November, 1997.

     On March 19 and March 20, 2001, legal and financial representatives of CNLR conducted initial due diligence at Captec's principal offices in Ann Arbor, Michigan, at which time CNLR representatives were given the opportunity to inspect Captec's books and records and ask questions of its management and UBS Warburg.

     On March 26, 2001, the special committee met to review the status of the sales process. The special committee was advised that two of the interested parties that had been invited into the second round of the sales process had withdrawn. Another party had submitted a non-binding indication of interest of $12.50 per share, and the special committee elected to invite that party to participate in the second round. The special committee then discussed further the Financial Group note. After reviewing again the terms and background of the Financial Group note, the special committee was advised that, at the beginning of the sales process, it had been Financial Group's intention to engage in a financing transaction that Financial Group expected would permit it to repay the Financial Group note. Due to adverse changes in the securitization markets in which Financial Group operates, such a transaction was not currently feasible and Financial Group had advised Captec that it would not be able to repay the Financial Group note were a demand for payment made. Representatives of Financial Group had advised UBS Warburg that, in the context of the sale of Captec, Financial Group might be willing to negotiate the terms of the repayment of the Financial Group note with a prospective purchaser. The special committee discussed the effect of the Financial Group note and Financial Group's financial condition on the amount interested parties might be willing to pay for Captec. The special committee then reviewed the terms of Captec's interests in various joint ventures. UBS Warburg advised the special committee that, given the nature of these assets, prospective purchasers were ascribing little or no value to the Financial Group note and Captec's interest in the joint ventures.

     The special committee established April 18, 2001 as the deadline for the submission of definitive bids. Bidders were requested to submit written proposals and a markup of the form of merger agreement that had been supplied to prospective bidders. One bidder submitted a bid letter, without a markup of the merger agreement, with a price of less than $10.00 per share, consisting mostly of cash and some preferred stock. The bidder proposed numerous contingencies and complications that the special committee believed made the completion of the proposed transaction unlikely. CNLR submitted a bid which would result in Captec's stockholders receiving a combination of cash, preferred stock and common stock. Under CNLR's proposal, a portion of the consideration to be received by Captec's stockholders would have been obtained as a result of the sale by Captec of interests in certain affiliated ventures and the Financial Group note to a third party, and the distribution of the proceeds thereof to Captec's stockholders. CNLR's bid was conditioned upon Captec locating a third party purchaser for the excluded assets and negotiating the sale of the excluded assets to that purchaser. CNLR's bid letter assumed the excluded assets would be sold for $16,639,189 or $1.75 per share of Captec common stock. CNLR's bid included a markup of the draft merger agreement. No other definitive bids were submitted.

     Pursuant to the first written offer from CNLR, Captec's stockholders would have received aggregate consideration as a result of the merger equal to $10.50 per share (excluding the value of any proceeds from the sale of the excluded assets), the composition of which would have been as follows:

     - 4,200,000 shares of CNLR common stock, equivalent to $5.35 per share of Captec common stock (based on CNLR's closing common stock price on April 17, 2001);


     - 1,800,000 shares of CNLR Series A Non-Voting Preferred Stock, equivalent to $4.73 per share of Captec common stock (based on a stated value of $25.00 per preferred share); and


     - $4,015,134 in cash, equivalent to $0.42 per share of Captec common stock.

     Based on the foregoing, the aggregate consideration to be received by Captec's stockholders was $10.50 per share plus whatever proceeds could be realized from the sale of the excluded assets.

     The special committee concluded the CNLR bid was the superior of the two bids. The special committee noted that CNLR's bid, at its face value, and assuming that $1.75 per share could be realized from the excluded asset sale, was nonetheless below the price at which the Captec common stock recently had traded and discussed whether it was advisable to proceed with the sale process under these circumstances. The special committee reviewed with UBS Warburg the strategic issues facing Captec, including the strong likelihood that Captec would need to reduce the dividend on its common stock if Captec were not sold because, among other things, Captec's credit facility would expire on August 31, 2001 subject only to a one-time three month extension. Given Captec's prospects and the current financial market, the special committee determined that Captec's ability to obtain a new credit facility on reasonably acceptable terms was doubtful. The special committee discussed that, based upon Captec's relatively high dividend rate, Captec would be unable to generate funds internally to fund growth. The special committee discussed the substantial likelihood that if, as a result of these factors, Captec were to reduce its dividend rate, its stock price would fall significantly. The special committee also discussed with UBS Warburg the disparity between the private market value of Captec as indicated by the results of the sales process and the trading price of Captec common stock. The special committee noted that, prior to the September 28, 2000 announcement concerning the sale of Captec, Captec common stock traded in the range of $8.00 to $10.00 per share and that the trading volume in the Captec common stock subsequent to September 28, 2000 had been light. Based on all of these factors, the special committee determined that it was advisable to continue to pursue a transaction with CNLR.

     The special committee then discussed the disposition of the excluded assets. The special committee believed, based on the nature of the excluded assets and the low valuations ascribed to the them by third parties in the sale process, that it was highly unlikely that the excluded assets could be sold to a third party prior to the completion of a transaction with CNLR. The special committee reviewed with counsel the ability to place the excluded assets into a liquidating trust or other entity, the ownership interests in which would be transferred to Captec's stockholders. Given the nature and size of the excluded assets and the cost of maintaining such a vehicle, this option did not appear practicable to the special committee.

     UBS Warburg advised the special committee that CNLR had suggested that it might be willing to loan funds to Mr. Beach to assist him in the purchase of the excluded assets. The special committee discussed with its advisors that, based on the results of the sale process, the excluded assets appeared to have a greater value to Mr. Beach than to any other potential acquiror and, therefore, Mr. Beach appeared to be the best possible purchaser. On that basis, the special committee considered whether a sale of the excluded assets was feasible prior to entering into definitive discussions with CNLR. The special committee asked UBS Warburg to propose to CNLR a three-way meeting between representatives of the special committee, Mr. Beach and CNLR for the purpose of attempting to negotiate the sale of the excluded assets to Mr. Beach on terms acceptable to the special committee. Mr. Peters was asked to contact Mr. Beach to ask him to participate in these discussions. The special committee decided not to enter into an exclusivity arrangement requested by CNLR until resolution of the issue of the disposition of the excluded assets. The special committee also requested UBS Warburg to seek to improve the other financial terms of CNLR's offer.

     On May 2, 2001, Messrs. Beach and Martin and other Captec representatives, including UBS Warburg, met with Mr. Ralston and other CNLR representatives in Denver, Colorado to discuss CNLR's first written offer and the excluded asset sale. The parties reiterated their interest in pursuing a merger and exchanged information, including short-term and long-term business objectives. Subsequent to this meeting, the parties agreed that the excluded assets would be sold to an entity controlled by Mr. Beach for a purchase price of $7.5 million in cash. CNLR also agreed to loan the purchaser $6.75 million to be used to pay a portion of the purchase price of the excluded assets. The loan would be collateralized in part by the excluded assets and $1.0 million of the merger consideration to be received by Mr. Beach.

     As a result of CNLR's additional due diligence and negotiations with Captec's senior management and UBS Warburg acting on behalf of the special committee, CNLR submitted a revised written offer on May 14, 2001. Under the revised offer, CNLR agreed to increase the number of shares of CNLR common stock and preferred stock to be included in the merger consideration and the amount of assets subject to the excluded asset sale was reduced. Pursuant to the revised written offer, Captec's stockholders would have received aggregate consideration as a result of the merger equal to $11.46 per share, (excluding the value of any proceeds from the sale of the excluded assets), and the composition of which would have been as follows:

     - 4,350,000 shares of CNLR common stock, equivalent to $5.72 per share of Captec common stock (based on CNLR's closing common stock price on May 11, 2001);

     - 2,000,000 shares of CNLR preferred stock, equivalent to $5.26 per share of Captec common stock (based on a stated value of $25.00 per preferred share); and

     - $4,599,000 in cash, equivalent to $.48 per share of Captec common stock.

     The revised offer also provided for the sale of the excluded assets for $7.5 million, or the equivalent of $0.79 per share of Captec common stock, and further, that such amount would be paid in cash to Captec stockholders in conjunction with the merger. Including the distribution to Captec stockholders of the proceeds of the sale of the excluded assets, the total value of the consideration to be received by Captec's stockholders was $12.25 per share.

     On May 15, 2001, the special committee met to receive a report from UBS Warburg on the negotiations with CNLR. UBS Warburg described to the special committee the improved financial terms of the offer from CNLR as well as the terms of the excluded asset sale and the loan CNLR would make in connection with that sale. The special committee discussed the $21.0 million aggregate book value of the excluded assets and that parties who participated in the second round of the sales process had ascribed little or no value to them. The special committee again discussed the lack of interest by potential purchasers in Captec's various joint venture interests. The special committee discussed the possibility of transferring the excluded assets to a liquidating trust or other entity as an alternative to the sale but concluded that this option was not practicable.

     The special committee also reviewed a revised non-binding indication of interest from a party that previously had offered $9.00 to $10.50 per share. This revised non-binding indication of interest was for between $9.70 and $11.20 per share in cash for each share of Captec common stock. The special committee discussed the value of this non-binding indication of interest as compared with the terms of the revised offer from CNLR and that, unlike CNLR, the bidder had not conducted due diligence. The special committee discussed that other bidders had withdrawn from the process or reduced their bids during the due diligence process. The special committee concluded that the opportunity to achieve the best overall value would be maximized by negotiating exclusively with CNLR.

     The special committee thereafter authorized Captec to enter into a thirty-day exclusivity agreement with CNLR, which subsequently was extended an additional week.

     By letter dated May 21, 2001, the special committee granted CNLR a thirty-day exclusivity period for the purpose of conducting additional due diligence and negotiating a definitive agreement.

     On May 30, 2001, the CNLR board of directors and representatives of its financial advisor and legal counsel met in Orlando, Florida to discuss the status of the merger transaction.

     By letter dated May 31, 2001, UBS Warburg received another revision to the non-binding indication of interest from the party that had previously submitted a proposal for a transaction at $9.00 and $10.50 per share, and that had subsequently revised its proposal to $9.70 and $11.20 per share and discussed by the special committee at its meeting on May 15, 2001. This letter proposed an alternate structure involving a merger between Captec and two affiliates of the party submitting the letter, both of which were private companies that owned triple net lease assets. As described in the letter, Captec's stockholders would own 49.9% of the merged entity and Captec stockholders would have the option to receive cash for up to 30.0% of their shares at a price of $12.00 per share or to retain an equity interest in the merged entity. The letter assigned a stated value to Captec's common stock of $12.00 per share, based on a number of assumptions and a specified valuation formula and was submitted without the benefit of due diligence. The letter specifically provided for a longer due diligence period than this party's prior proposal. Captec was precluded from responding to this new proposal under the terms of Captec's exclusivity letter with CNLR.

     By letter dated June 1, 2001, counsel to the special committee informed CNLR at the request of the special committee and pursuant to the May 21, 2001 exclusivity letter between the parties, of Captec's receipt of a proposal from another party for a sale transaction.

     Throughout June 2001, the parties and their representatives negotiated a definitive merger agreement and related agreements, including a stockholders agreement and irrevocable proxy, an asset purchase agreement and a loan agreement relating to the excluded assets sale.

     On June 4, 2001, the special committee met with its financial advisor and legal counsel to discuss the status of negotiations with CNLR and negotiating strategy, including whether to attempt to obtain contractual protection for the value of the CNLR common stock to be issued in the merger.

     On June 13, 2001, UBS Warburg conducted due diligence on CNLR including a management meeting and a tour of certain properties.

     On June 18, 2001, Mr. Peters, together with counsel to the special committee, discussed with Mr. Martin the financial status of Financial Group and its inability to repay the Financial Group note if payment were demanded. Mr. Peters and special committee counsel also discussed with Mr. Martin the consequences of calling the Financial Group note, including that calling the Financial Group note would cause a default on the Financial Group note, which in turn would constitute an event of default under Captec's credit facility. Mr. Peters reviewed with Mr. Martin the nature of the excluded assets and the expected income and returns to Captec from those assets. Mr. Martin noted in this conversation that approximately $1.9 million in annual income to Captec attributable to management agreements with Family Realty, Inc. and Family Realty II, Inc., which are affiliates of Mr. Beach, is not assured to Captec
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

because the contracts are terminable without penalty on 90 days notice at the option of Mr. Beach. Mr. Martin was asked if it would be reasonable for Captec to assume that the contracts would be terminated if Captec were not sold, and Mr. Martin replied that it would not be unreasonable for Captec to make that assumption. Mr. Martin also reviewed the status of FC Venture I, LLC, the co-venturers of which had the unilateral ability and had expressed a desire to begin liquidation of the venture. During this conversation, Mr. Peters sought, on behalf of the special committee, to increase the amount to be paid for the excluded assets. Mr. Martin observed that Mr. Beach was pledging his personal assets, both for the balance of the $7.5 million purchase price and as additional security for the loan to be made by CNLR, and that he believed Mr. Beach was unwilling to pay more for these assets. Mr. Peters subsequently confirmed this position with Mr. Beach.

     On June 21, 2001, the special committee met to review the terms of the merger agreement and asset purchase agreement. The special committee agreed to extend the exclusivity period with CNLR through June 29, 2001. Thereafter, Captec's board of directors met to receive from special committee counsel and UBS Warburg a presentation concerning the contemplated transaction and UBS Warburg's preliminary analysis of financial aspects of the transaction. During this presentation, Captec's board of directors reviewed the same strategic issues facing Captec that the special committee considered at its April 13, 2001 meeting and heard a report from the special committee on its efforts to obtain an increase in the purchase price for the excluded assets.

     During the meeting, Captec's board of directors requested a variety of materials to review prior to its next meeting. The purpose of this request was to provide Captec's board of directors information to review and allow them time to consider the various actions taken and the resulting facts and findings that arose out of the analysis of strategic alternatives, the process of pursuing a sale of Captec and the negotiation of the proposed merger transaction.

     Following the June 21, 2001 meeting, materials were sent to Captec's board of directors including:

     - a draft chronology of the special committee's activities;

     - copies of draft minutes of meetings of the special committee;

     - a copy of the September 19, 2000 report on strategic alternatives from Prudential Securities;

     - the December 31, 2000 balance sheet of Financial Group;

     - a description of the Financial Group note and the joint venture interests comprising the excluded assets, including their book value;

     - drafts of the transaction documents, together with summaries thereof; and

     - draft presentation materials prepared by UBS Warburg.

     On June 25, 2001, Captec and CNLR agreed to extend the exclusivity period through June 29, 2001.

     On or about June 23, 2001, the parties were advised that the purchaser of the excluded assets would be a newly created entity owned solely by Mr. Beach in which Mr. Martin would have the option, but not the obligation, to invest at a later time.

     On June 28, 2001, Captec's board of directors met to review the relevant transaction documents and to receive presentations from counsel concerning the transaction documents and from UBS Warburg concerning its financial analysis. During a recess, the special committee met and determined to report to Captec's board of directors that, subject to the resolution of certain pending issues concerning the merger agreement and the receipt of UBS Warburg's fairness opinion, it was prepared to recommend to Captec's board of directors that the transactions be approved. The special committee advised Captec's board of directors of this when the meeting reconvened, and the meeting was adjourned until the evening of July 1, 2001.

     On June 28, 2001, CNLR's board of directors met to discuss and consider, and consequently unanimously approved, the merger.

     Throughout the weekend of June 30, 2001, the parties and their respective legal counsel negotiated the remaining terms of the merger agreement, the asset purchase agreement and the loan agreement.

     On July 1, 2001, the June 28, 2001 meeting of Captec's board of directors reconvened. Counsel and management reported on the resolution of the issues that had been open following adjournment on June 28, 2001. UBS Warburg advised that it was prepared to deliver to the special committee its opinion that the merger consideration to be received by Captec's stockholders in the merger was fair to Captec's stockholders from a financial point of view as of July 1, 2001. The special committee made its unanimous recommendation to Captec's board of directors that it approve the merger agreement and the asset purchase agreement for the excluded assets sale. Following the recommendation of the special committee, Captec's board of directors unanimously approved the merger agreement and the asset purchase agreement.

     The parties executed the definitive agreement and plan of merger, the asset purchase agreement and the loan agreement on July 1, 2001.

     On July 2, 2001, Captec and CNLR each issued press releases concerning the execution of the merger agreement and management for both CNLR and Captec held conference calls to review the transaction and answer stockholder questions.

CAPTEC'S REASONS FOR THE MERGER

     In making the determination and recommendation described above, the special committee considered various factors, including:

     - Captec's business, current financial condition, results of operations, future prospects, and the historical trading range and volume of Captec common stock;

     - the September 19, 2000 presentation of Prudential Securities to Captec's board of directors of Captec's strategic alternatives;

     - Captec's inability to raise additional debt or equity capital on an accretive basis and its deteriorating prospects for being able to obtain additional capital in the future;

     - CNLR's greater ability to raise capital following the merger due to its investment grade credit rating and significantly larger market capitalization;

     - Captec's relatively small market capitalization;

     - Captec's status as an externally advised REIT;

     - Captec's high dividend payout ratio, which leaves it with little internally generated funds for growth;

     - Captec's limited growth potential due to its lack of access to additional capital and the resulting potential adverse effect on the price of the Captec common stock;

     - the expiration of Captec's credit facility in August, 2001, subject to a one-time, three month extension and the uncertainties related to Captec's ability to refinance that indebtedness on acceptable terms;

     - the likelihood that if Captec were not sold, it would have to significantly reduce its dividend rate and the expected adverse effect such a reduction would have on the price of the Captec common stock;

     - the greater size, property diversification, and market capitalization of CNLR which, following the merger, will be the second largest REIT in the net lease sector;

     - CNLR's historical performance, including CNLR's lower dividend payout ratio and that, over the past 11 consecutive years, CNLR had paid increasing dividends to its stockholders;

     - the extensive solicitation process conducted by the special committee and UBS Warburg involving, the public announcement of the process, contacts with over 50 potentially interested parties, the review of confidential information by 28 parties, the receipt of nine non-binding indications of interest, the invitation to six parties to conduct due diligence, the conduct of due diligence by four parties and the receipt of two definitive proposals to acquire Captec;

     - CNLR's proposal being substantially higher than that of the other party submitting a definitive proposal;

     - that the value of the merger consideration as of July 1, 2001, represented a premium of 19.4% over the $10.75 price per share of Captec common stock on September 27, 2000, the date one day prior to the date on which Captec announced that it would pursue a sale of the company;

     - the special committee's belief that, given the extensive sales process, Captec was unlikely to receive an acquisition proposal that was superior to CNLR's proposal;

     - the fairness opinion of UBS Warburg, dated July 1, 2001, to the effect that, as of that date, the merger consideration to be received by Captec stockholders in the merger was fair to Captec's stockholders from a financial point of view;

     - the terms and conditions of the merger agreement, including terms which enable Captec's board of directors to review and evaluate and, under stated circumstances, accept a higher proposal, subject to its obligations to pay a $5.0 million termination fee;

     - Captec's right under the merger agreement to continue to pay its regularly scheduled quarterly dividend until completion of the merger, including a prorated dividend for the period ending immediately before the effective time of the merger;

     - the other terms and conditions of the merger agreement;

     - the availability to Captec's stockholders of appraisal rights pursuant to
       Section 262 of the Delaware General Corporation Law;

     - the nature of the joint venture interests owned by Captec, the terms and conditions of, and security for, the Financial Group note and the financial condition of Financial Group;

     - that the transaction with CNLR would result in immediate value to Captec's stockholders for the excluded assets comprised of various joint venture interests and the Financial Group note whereas third parties participating in the sale process had ascribed little or no value to those assets; and

     - the attempt of the special committee to obtain greater consideration for the excluded assets.

     The special committee also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

     - The value of the merger consideration to be paid to Captec stockholders in the merger could be less than the price at which the Captec common stock traded several weeks before the July 2, 2001 announcement of the execution of the merger agreement;

     - The CNLR preferred stock to be issued in the merger will be newly issued, have no established trading market and may trade at a price less than the stated value of $25.00 per share or the $24.00 per share value assumed by UBS Warburg; and

     - The per share dividend currently paid on the CNLR common stock is less than the per share dividend historically paid on the Captec common stock.

     Captec's board of directors concluded that, on balance, the potential benefits of the merger to Captec and its stockholders outweighed the negative factors associated with the merger.

     The discussion of the information and factors considered by Captec's board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Captec's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination.

CNLR'S REASONS FOR THE MERGER

     The decision of CNLR's board of directors was based on several potential benefits of the merger, including the following:

     - the opportunity presented by the merger for CNLR to acquire a significant portfolio of high-quality, freestanding retail properties subject to long-term net leases. Captec currently owns or has interests in 136 properties located in 26 states. CNLR senior management believes that this portfolio likely could not be replicated through individual acquisitions;

     - Captec's portfolio will provide additional concept and line of trade diversification to CNLR and is consistent with CNLR's geographic diversification strategy. The combined portfolio will include approximately 377 properties in 40 states with total gross leasable area of approximately 7.0 million square feet;

     - CNLR's management anticipates that the transaction will be immediately accretive to funds from operation (FFO);

     - the characteristics of Captec's assets complement those of CNLR's existing assets, including long-term leases, strong locations and flexibility of design and adaptation;

     - enhancements to CNLR's liquidity and capital markets profile through the issuance of common and preferred equity and that the larger market capitalization of CNLR following the merger will, in management's estimation, likely result in higher trading volumes and enhanced liquidity;

     - anticipated cost savings and reductions in expenses following the merger. The opportunities for economies of scale and operating efficiencies from the merger will result in cost savings to CNLR;

     - the due diligence review of Captec and its assets conducted by CNLR management and its advisors, including, among other things, site tours of a significant number of Captec's properties, and management's assessment of the quality of Captec's assets; and

     - historical and prospective information concerning CNLR's and Captec's respective businesses, operations and financial performance, including, among other things, the earnings prospects of CNLR and its debt service and financial obligations, both before and after the merger.

     CNLR's board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

     - the risk that the anticipated benefits of the merger to CNLR and its stockholders may not be realized as a result of possible changes in the real estate markets, any inability to operate the Captec portfolio of properties, any inability to achieve the anticipated cost savings and reduction in expenses and other potential difficulties in integrating the two companies and their respective operations;

     - the significant cost involved in connection with completing the merger and the substantial management time and effort required to effect the merger and integrate the businesses of CNLR and Captec;

     - the risk that the merger might not be completed based upon the failure to satisfy covenants or closing conditions; and


     - other applicable risks described in this proxy statement-prospectus under "RISK FACTORS" (p. 15).


     CNLR's board of directors concluded, however, that on balance, the potential benefits of the merger to CNLR and its stockholders outweighed the negative factors associated with the merger.

     The discussion of the information and factors considered by CNLR's board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, CNLR's board of directors did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

OPINION OF CAPTEC'S FINANCIAL ADVISOR

     The special committee retained UBS Warburg LLC to act as its financial advisor in connection with the merger. The special committee selected UBS Warburg to act as its financial advisor based on UBS Warburg's qualifications, expertise, reputation and its knowledge of Captec's business and affairs. At the meeting of the special committee on July 1, 2001, UBS Warburg rendered its oral opinion, subsequently confirmed in writing, that, as of July 1, 2001, and subject to and based on the considerations in its opinion, the merger consideration to be received by Captec's stockholders consisting of 0.4575 of a share of CNLR common stock, 0.21034679 of a share of CNLR preferred stock, and $1.27 in cash per share of Captec common stock, was fair from a financial point of view to the holders of shares of Captec common stock.

     The full text of UBS Warburg's opinion, dated as of July 1, 2001, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg, is attached as Appendix B to this proxy statement-prospectus. We urge you to read this opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the opinion.

     UBS Warburg's opinion, which was directed to the special committee, addresses only the fairness from a financial point of view as of July 1, 2001 of the consideration to be received by holders of Captec common stock pursuant to the merger agreement, and does not address any other aspect of the transaction. UBS Warburg acted as financial advisor to the special committee in connection with the merger. In that capacity and at the special committee's direction, it contacted more than 50 parties to solicit indications of interest in acquiring Captec and held discussions with certain of those parties concerning a possible transaction. At the direction of the special committee, UBS Warburg did not solicit indications of interest from third parties with respect to a sale of only part of Captec (including the excluded assets described below) or of a liquidation of Captec, nor did UBS Warburg perform a liquidation analysis of all of Captec's assets.

     UBS Warburg's opinion does not address Captec's underlying business decision to effect the merger or constitute a recommendation to any of Captec's stockholders as to how they should vote on the merger. UBS Warburg was neither asked by the special committee to, nor otherwise did it, offer any opinion as to the material terms of the merger agreement or the form of the merger consideration. Furthermore, UBS Warburg expressed no opinion as to the prices at which securities issued pursuant to the merger agreement will trade in the future. In rendering its opinion, UBS Warburg assumed, with the special committee's consent, that both Captec and CNLR will comply with all the material terms of the merger agreement, that all conditions to the merger will be satisfied, and that the terms of the sale of the excluded assets are the most beneficial terms from Captec's point of view that reasonably could have been negotiated under the circumstances.

     In arriving at its opinion, UBS Warburg, among other things:

     - reviewed certain publicly available business and historical financial information relating to each of Captec and CNLR;

     - reviewed certain internal financial information and other data relating to Captec's business and financial prospects, including estimates and financial forecasts prepared by Captec's management, that were provided to UBS Warburg by Captec and not publicly available; UBS Warburg did not review CNLR internal financial information and other data relating to CNLR's business and financial prospects, other than limited data concerning its properties;

     - conducted discussions with members of Captec senior management and CNLR senior management concerning the businesses and financial prospects of Captec and CNLR;

     - reviewed publicly available financial and stock market data with respect to other companies in lines of business UBS Warburg believed to be generally comparable to Captec's;

     - compared the financial terms of the merger with the publicly available financial terms of certain other transactions which UBS Warburg believed to be generally relevant;

     - reviewed drafts of the merger agreement; and


     - conducted such other financial studies, analyses and investigations, and considered such other information as UBS Warburg deemed necessary or appropriate.


     In connection with its review, at the special committee's direction, UBS Warburg did not assume any responsibility for independent verification of any of the information reviewed by it for the purpose of its opinion and, with the special committee's consent, relied on such information being complete and accurate in all material respects. In addition, at the special committee's direction, UBS Warburg did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Captec or CNLR. With respect to the financial forecasts and estimates referred to above, UBS Warburg assumed, at the special committee's direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Captec's management as to the future performance of Captec. In addition, with the special committee's consent, UBS Warburg assumed that the per share value of the CNLR preferred stock will be $24.00 upon issuance. UBS Warburg's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

     No company, transaction or business used in the analyses described below is identical to Captec, CNLR or the proposed merger. Accordingly, the analysis of the results necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors.

     The following is a summary of the material financial analyses performed by UBS Warburg in connection with its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses.

     Analysis of Consideration. UBS Warburg reviewed the consideration to be received by Captec stockholders in the merger. Based on the closing price of CNLR common stock on the NYSE as of June 29, 2001 of $14.25 per share and the assumption that the per share value of the CNLR preferred stock would be $24.00 upon issuance, UBS Warburg noted that the merger consideration would be equivalent to $12.84 per share. This merger consideration consists of (i) 4.35 million shares of CNLR common stock, equivalent to $6.52 per share of Captec common stock, (ii) 2.0 million shares of CNLR preferred stock, equivalent to $5.05 per share of Captec common stock; and (iii) $12.1 million in cash, equivalent to $1.27 per share of Captec common stock.

     Historical Stock Price Analysis. UBS Warburg reviewed the performance of the per share market price and trading volume of Captec common stock for the period from September 1, 1999 to June 29, 2001. The analysis indicated that during the 52-week period ended June 29, 2001, the highest closing market price per share was $13.85, the average closing market price per share was $11.69 and the lowest closing market price per share was $10.13. Fewer than 600,000 shares (or 5.3% of total shares outstanding) had traded at or above the implied transaction price over the preceding twelve months. The implied transaction price is 19.4% higher than the price of Captec common stock one day prior to the September 28, 2000 announcement of intent of Captec's board of directors' to sell Captec.

     Non-core Assets Analysis. UBS Warburg performed analyses based on cash flow projections by Captec's management of Captec's interests in the excluded assets which are certain non-core assets that are to be sold to CRC Acquisition LLC, an entity controlled by Mr. Beach, and its subsidiaries and management fee income from management agreements with Family Realty, Inc. and Family Realty II, Inc. which are cancellable by Mr. Beach. The excluded assets and the Family Realty and Family Realty II management agreements and resulting income are hereinafter referred to collectively as the non-core assets. A range of valuation for the non-core assets was calculated as follows and included consideration of the subordinated and contingent nature of certain of Captec's interests: a net present value was calculated for FC Venture I, LLC (in liquidation) assuming a liquidation period of eighteen months at capitalization rates of 9.75% to 11.0% and discount rates of 11.0% to 13.0%; net present values were calculated for Captec Franchise Capital Partners L.P. III and Captec Franchise Capital Partners L.P. IV, assuming liquidation at the end of year five using capitalization rates of 9.5% to 11.0% and discount rates of 11.0% to 13.0%; net present values for Captec's interest in Family Realty and Family Realty II were calculated assuming liquidation at the end of year five using capitalization rates of 9.0% to 10.5% and discount rates of 11.0% to 13.0%; and net present values were calculated for management fee income from Family Realty and Family Realty II based on management fee income for three months as the management fee stream is under Mr. Beach's control and is cancelable with 90 days notice without penalty. A valuation range for the loan to Captec Financial Group Inc. of $0 to $9.7 million was utilized. This analysis indicated a valuation range for the non-core assets of $3.4 million to $13.2 million.

     Net Asset Valuation Analysis. Using information provided by Captec management, UBS Warburg calculated the equity net asset value per share for Captec common stock by subtracting debt and other liabilities from the value of the gross assets, but did not include transaction costs or time value considerations. UBS Warburg calculated the value of the gross assets by applying capitalization rates ranging from 9.75% to 10.25% to Captec's annualized net operating income. Captec's annualized net operating income excluding income from non-core assets was based on cash net operating income for its net lease properties as of the first quarter of 2001.

     The resulting gross real estate value was added to the range of value of the non-core assets as described above, the book value of Captec's other assets, including cash and cash equivalents, accounts receivables and loans receivable, less Captec's outstanding debt, and certain other liabilities, to arrive at an equity net asset value. This analysis indicated an equity net asset value range of between $104.7 million and $125.0 million, or equivalent equity net asset value of $11.01 to $13.15 per share of Captec common stock, indicating that, based upon the closing price of the Captec common stock on June 29, 2001, the Captec common stock was trading at approximately 101.2% to 120.9% of Captec's net asset value.

     Based on publicly disclosed information and information provided by CNLR, UBS Warburg also calculated the equity net asset value per share of CNLR common stock by subtracting debt and other liabilities from the value of gross assets. UBS Warburg calculated the value of gross assets by applying capitalization rates from 9.75% to 10.25% to CNLR's annualized net operating income. UBS Warburg added the book value of CNLR's other assets to the value of CNLR's gross assets. These other assets, valued at book, included cash and cash equivalents, mortgages and accrued interest receivables, mortgages and other receivables from unconsolidated subsidiaries and other receivables. This analysis indicated an equity net asset value range of between $436.1 million and $471.1 million, or equivalent net asset value of $14.30 to $15.44 per share of CNLR common stock, indicating that, based upon the closing price of the CNLR common stock on June 29, 2001, the CNLR common stock was trading at approximately 92.3% to 99.7% of CNLR's net asset value.

     Comparable Companies Analysis. Using Captec management projections and First Call Corporation consensus estimates, UBS Warburg reviewed and compared selected publicly available financial information and multiples for Captec to corresponding publicly available financial information and multiples for the following real estate companies:

     - Agree Realty Corporation

     - Capital Automotive REIT

     - Commercial Net Lease Realty, Inc.

     - Developers Diversified Realty Corp.

     - Entertainment Properties Trust

     - Lexington Corporate Properties Trust

     - Realty Income Corporation

     - US Restaurant Properties, Inc.

     UBS Warburg calculated the FFO multiples and other financial information for Captec at (i) the current market price, based on the closing price for shares of Captec common stock on NASDAQ on June 29, 2001; (ii) the implied transaction price, based on the closing price for shares of CNLR common stock on the NYSE on June 29, 2001 and, with the special committee's consent, the assumption that the per share value of the CNLR preferred stock would be $24.00 upon issuance; and (iii) the implied transaction price, based on the closing price for shares of CNLR common stock on the NYSE on June 29, 2001 and, with the special committee's consent, the assumption that the per share value of the CNLR preferred stock would be $24.00 upon issuance and adjusted to exclude a range of value related to the non-core assets and adjusted to exclude income from the non-core assets. UBS Warburg arrived at a range of comparable company FFO multiples by dividing each comparable company's share price, using closing share prices as of June 29, 2001, by consensus 2001 and 2002 FFO per share estimates from First Call Corporation. First Call Corporation is a Thompson Financial company that specializes in the compilation and statistical summarization of equity earnings estimates by institutional research houses. UBS Warburg's calculations resulted in a selected range of 2001 FFO multiples from 7.6x to 11.1x and a range of 2002 FFO multiples from 7.1x to 10.7x.

     In addition, UBS Warburg derived FFO multiples based on projections of 2001 and 2002 FFO per share provided by Captec and other financial information as follows:

                                        COMPARABLE
                                         COMPANIES                                      CAPTEC
                                        -----------   ---------------------------------------------------------------------------
                                                                                  IMPLIED           IMPLIED           IMPLIED
                                                      JUNE 29     IMPLIED       TRANSACTION       TRANSACTION       TRANSACTION
                                                      MARKET    TRANSACTION      PRICE --          PRICE --          PRICE --
                                        HIGH    LOW    PRICE       PRICE      ADJUSTED 1(1,2)   ADJUSTED 2(1,3)   ADJUSTED 3(1,4)
                                        -----   ---   -------   -----------   ---------------   ---------------   ---------------
Equity value (in millions)............  1,029   97      127         122              119               114               109
Enterprise value (in millions)........  2,577   200     229         225              222               217               212
Estimated FFO multiple of 2001 (x)....   11.1   7.6     8.6         8.3             10.8              10.4               9.9
Estimated FFO multiple of 2002 (x)....   10.7   7.1     8.4         8.1             10.5              10.1               9.6
Last quarter annualized
EBITDA multiple (x)...................   13.0   9.6     9.6         9.4             11.0              10.7              10.5
Implied capitalization rate (%).......   10.9   8.3    11.1        11.4              9.8              10.0              10.3
                                        -----   ---    ----        ----             ----              ----              ----

---------------
Notes:

1 Adjusted to exclude income from non-core assets

2 Assumes the non-core assets have value of $3.4 million and calculates implied transaction price net of this amount for purposes of deriving the valuation metrics

3 Assumes the non-core assets have value of $8.0 million and calculates implied transaction price net of this amount for purposes of deriving the valuation metrics

4 Assumes the non-core assets have value of $13.2 million and calculates implied transaction price net of this amount for purposes of deriving the valuation metrics

     UBS Warburg also reviewed and compared selected publicly available financial information and multiples for CNLR to corresponding publicly available financial information and multiples for the following real estate companies and projections for Captec provided by management.

     - Capital Automotive REIT

     - Developers Diversified Realty Corp.

     - Entertainment Properties Trust

     - Lexington Corporate Properties Trust

     - Realty Income Corporation

     - US Restaurant Properties, Inc.

     UBS Warburg calculated the FFO multiples and other financial information for CNLR, the above companies and Captec. UBS Warburg arrived at a range of comparable company FFO multiples by dividing each comparable company's share price, using closing share prices as of June 29, 2001, by consensus 2001 and 2002 FFO per share estimates from First Call Corporation for CNLR and the comparable companies, and 2001 and 2002 FFO per share estimates for Captec provided by management. UBS Warburg's calculations resulted in a selected range of 2001 FFO multiples from 7.7x to 11.1x and a range of 2002 FFO multiples from 7.1x to 10.7x compared to 2001 and 2002 FFO multiples of 9.7x and 9.4x, respectively, for CNLR.

     Comparable Transactions Analysis. UBS Warburg reviewed comparable transactions involving REITs from 1999 to the date of its opinion. Six comparable transactions with equity values in excess of $50.0 million were selected. The comparable transactions include the following pending and completed transactions:

     - Bradley Real Estate, Inc. and Heritage Properties Investment Trust, Inc.

     - Western Properties Trust and Pan Pacific Retail Properties

     - First Washington Realty Trust Inc. and CALPERS

     - Westfield America, Inc. and Westfield America Trust

     - Franchise Finance Corporation of America and GE Capital Corp.

     - United Investors Realty Trust and Equity One, Inc.

     For each transaction, UBS Warburg calculated the last quarter annualized and latest twelve months funds from operations multiple of the target company at the announcement date of the respective transaction defined as the offer price of the target company divided by the most recent last quarter annualized or latest twelve months FFO at the time of the announcement. UBS Warburg observed a range of last quarter annualized or latest twelve months FFO multiples at the announcement date from 8.2x to 8.8x compared to an 8.1x last quarter annualized FFO multiple for Captec, and a range of latest twelve months FFO multiples at the announcement date from 8.4x to 8.9x compared to an implied 7.8x LTM multiple for Captec, based on the implied transaction price.

     For each transaction, UBS Warburg determined last quarter annualized and LTM earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of the target company at the announcement date of the respective transactions. UBS Warburg observed a range of last quarter annualized EBITDA multiples from 10.2x to 12.8x compared to a last quarter annualized EBITDA multiple of 9.4x for Captec, and a range of latest twelve months EBITDA multiples from 9.9x to 12.4x compared to a latest twelve months EBITDA multiple of 8.8x for Captec, based on the implied transaction price and on reported EBITDA for Captec for the first quarter of 2001 and the twelve months then ended.

     UBS Warburg calculated the FFO multiples and other financial information for Captec at (i) the implied transaction price, based on the closing price of CNLR common stock on the NYSE on June 29, 2001 and, with the special committee's consent, the assumption that the per share value of the CNLR preferred stock will be $24.00 upon issuance; and (ii) the implied transaction price, based on the closing price of CNLR common stock on the NYSE on June 29, 2001 and, with the special committee's consent, the assumption that the per share value of the CNLR preferred stock will be $24.00 upon issuance and adjusted to exclude a range of values related to the non-core assets and adjusted to exclude income from the non-core assets.

                                                                                 CAPTEC
                                                    -----------------------------------------------------------------
                                   COMPARABLE                         IMPLIED           IMPLIED           IMPLIED
                                  TRANSACTIONS                      TRANSACTION       TRANSACTION       TRANSACTION
                                -----------------   TRANSACTION      PRICE --          PRICE --          PRICE --
                                   HIGH      LOW       PRICE      ADJUSTED 1(1,2)   ADJUSTED 2(1,3)   ADJUSTED 3(1,4)
                                ----------   ----   -----------   ---------------   ---------------   ---------------
LQA EBITDA multiple (x).......     12.8      10.2       9.4             11.0              10.7              10.5
LTM EBITDA multiple (x).......     12.4       9.9       8.8             10.5              10.2              10.0
LQA FFO multiple (x)..........      8.8       8.2       8.1             10.5              10.1               9.6
LTM FFO multiple (x)..........      8.9       8.4       7.8             10.2               9.8               9.4
                                   ----      ----       ---             ----              ----              ----

---------------
Notes:

1 Adjusted to exclude income from non-core assets

2 Assumes the non-core assets have value of $3.4 mm and calculates implied transaction price net of this amount for purposes of deriving the valuation metrics

3 Assumes the non-core assets have value of $8.0 mm and calculates implied transaction price net of this amount for purposes of deriving the valuation metrics

4 Assumes the non-core assets have value of $13.2 mm and calculates implied transaction price net of this amount for purposes of deriving the valuation metrics

     Pro Forma Merger Analysis. UBS Warburg analyzed the financial impact of the merger on, among other things, the estimated FFO per fully diluted share of CNLR common stock for the year ending December 31, 2002. In doing so, UBS Warburg combined the projected operating results for Captec, as provided by management, and CNLR, as projected by Goldman, Sachs & Co. equity research, as well as other transaction related items. UBS Warburg observed a total projected post-merger incremental accretion of 5.2% in per share FFO for 2002 assuming no synergies other than interest savings on Captec's debt.

     FFO Payout Analysis. UBS Warburg analyzed Captec's projected FFO and funds available for distribution payout ratio for 2001 based upon the projections Captec provided and the current annual dividend rate of $1.52 per share. Captec's projected 2001 FFO payout ratio is 97.8% and the projected 2001 funds available for distribution payout ratio is 102.4%. The 2001 estimated FFO payout ratios for comparable companies ranged from a low of 61.7% to 85.7%. Captec's projected payout ratio calculation did not consider a possible change in the interest rate or amortization schedule on Captec's existing credit facility that matures in August 2001 with a one-time three-month extension option.

     Dividend Reduction Analysis. Due to the high projected payout ratio and pending debt maturity, UBS Warburg analyzed the impact of dividend reductions on selected real estate companies since 1999. These companies and the dates of their respective dividend reductions include:

     - Associates Estate Realty Co. (February 1999)

     - Omega Healthcare Investors, Inc. (January 2000)

     - US Restaurant Properties, Inc. (May 2000)

     - HRPT Properties Trust (July 2000)

     - Prime Retail Inc. (January 2001)

     - Omega Healthcare Investors, Inc. (February 2001)

     - Malan Realty Investors, Inc. (March 2001)

     - Center Trust Inc. (March 2001)

     UBS Warburg tracked decreases in stock prices following announcements of dividend reductions ranging from 19.4% to 100.0% of prior dividend rates. The analysis indicates a range of price decrease of 4.4% to 47.3% one week after the announcement and a range of decrease of 6.2% to 51.3% four weeks after the announcement.

     Market Coupon of Perpetual Preferred Stock Analysis. UBS Warburg reviewed and compared information concerning perpetual preferred stock of selected real estate companies, specifically Apartment Investment and Management Company (AIMCO), Colonial Properties Trust, Health Care REIT, Highwood Properties, Inc., Realty Income Corporation and United Dominion, including the credit ratings of these stocks by Moody's and Standard & Poor's, the price of these preferred stocks and their yield, expressed as a percentage of the price, with the implied credit ratings of the CNLR preferred stock to be issued in the merger, based upon CNLR's senior unsecured debt ratings by Moody's and Standard & Poor's, and the $25.00 stated value and 9.0% stated dividend rate of the CNLR preferred stock. UBS Warburg then compared the stated dividend rate of the CNLR preferred stock to be issued in the merger with the market dividend rate for a stock having the characteristics of the CNLR preferred stock, as estimated by UBS Warburg, of 9.375%. UBS Warburg calculated the 9.0% stated dividend rate of the CNLR preferred stock as 96.0% of the estimated market rate of 9.375%, and multiplied the $25.00 per share stated value of the CNLR preferred stock by 96.0% (.96), equaling $24.00.

     With the consent of the Captec special committee, UBS Warburg assumed for purposes of its fairness opinion that the value of the CNLR preferred stock would be $24.00 per share upon issuance.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, UBS Warburg considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. UBS Warburg believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, UBS Warburg may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, therefore the range of valuations resulting from any particular analysis described above should not be taken to be UBS Warburg's view of the actual value of CNLR or Captec.

     In performing its analyses, UBS Warburg made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CNLR and Captec. Any estimates contained in UBS Warburg's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of UBS Warburg's analysis of the fairness from a financial point of view as of the date of the merger agreement of the merger consideration to be received by holders of Captec common stock pursuant to the merger agreement and were conducted in connection with the delivery by UBS Warburg of its opinion, dated July 1, 2001, to the special committee. UBS Warburg's analyses do not purport to be appraisals or to reflect the prices at which shares of stock might actually trade. The consideration to be paid by CNLR in the merger was determined through negotiations and was approved by the special committee. UBS Warburg did not recommend any specific consideration to Captec or suggest that any given consideration constituted the only appropriate consideration for the merger.

     UBS Warburg's opinion was one of the many factors taken into consideration by the special committee and Captec's board of directors in making its determination to approve the merger. UBS Warburg's analyses summarized above should not be viewed as determinative of the opinion of the special committee or Captec's board of directors with respect to the value of Captec or of whether the special committee or Captec's board of directors would have been willing to agree to a different form of consideration.

     UBS Warburg is an internationally recognized investment banking and advisory firm. UBS Warburg, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, UBS Warburg and its affiliates have provided financial advisory and financing services to CNLR and its affiliates and have received customary fees for the rendering of these services. Specifically, in 1997, a UBS Warburg affiliate participated in CNLR's $200.0 million revolving credit facility. UBS Warburg is no longer a participant in CNLR's credit facility. In the ordinary course of business, UBS Warburg may from time to time trade in the securities or indebtedness of Captec and CNLR for its own account, the accounts of investment funds and other clients under the management of UBS Warburg and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

     Captec has agreed to pay UBS Warburg a fee of $500,000 in connection with the issuance of its opinion, which will be applied to a $2.75 million transaction fee payable upon completion of the merger. Captec also has agreed to reimburse UBS Warburg for its expenses incurred in performing its services and to indemnify UBS Warburg and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling UBS Warburg or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of UBS Warburg's engagement and any related transactions.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Certain members of Captec's board of directors and management may be deemed to have certain interests in the merger that are in addition to the interests of Captec and its stockholders. Captec's board of directors was aware of these interests and considered them in approving the merger agreement and the transactions contemplated by the merger agreement.



     Sale of Certain Assets of Captec to Mr. Beach. Contemporaneously with the execution of the merger agreement, Captec, CNLR, CRC Acquisition LLC, a Michigan limited liability company of which Mr. Beach is the sole owner, and two of CRC Acquisition's wholly-owned subsidiaries executed a July 1, 2001 asset purchase agreement. Pursuant to the asset purchase agreement, following completion of the merger, the excluded assets will be sold to CRC Acquisition and its subsidiaries for $7.5 million. The excluded assets consist of Captec's current equity interests in certain affiliated business ventures and the Financial Group note. Pursuant to a July 1, 2001 loan agreement, CNLR has agreed to loan to CRC Acquisition and its affiliates $6.75 million to be used by CRC Acquisition and its subsidiaries to fund a portion of the purchase price for the excluded assets. These assets have a current book value on Captec's financial statements of approximately $21.0 million. In addition, Financial Group has agreed to purchase from CNLR within sixty (60) days following completion of the merger Financial Group's promissory note in the principal amount of approximately $1.5 million, which will be acquired by CNLR in the merger. See "THE MERGER -- Asset Purchase Agreement" (p. 42) and "--Additional Agreement" (p. 43).


     Severance Payments. Mr. Beach and Mr. Martin each have employment agreements with Captec pursuant to which they receive base annual salaries, health and life insurance and certain other benefits and are eligible for an annual bonus depending upon Captec's operating results. Each employment agreement provides for an initial three-year term that is automatically extended for an additional year at the end of each year, subject to the right of either party to terminate at the end of the then applicable term by giving written notice of termination on or before November 30 of any year. Although these employment agreements do not terminate pursuant to their respective terms until December 31, 2003, the parties have agreed to terminate these employment agreements upon completion of the merger. In consideration of the termination of these employment agreements, CNLR will pay $916,875 to Mr. Beach and $640,000 to Mr. Martin representing the amounts which CNLR and Messrs. Beach and Martin have agreed are due to Messrs. Beach and Mr. Martin upon termination of their employment agreements. Ronald Max, Captec's Vice President and Chief Investment Officer, will receive a $25,000 discretionary bonus upon completion of the merger.

     Deferred Compensation Plan Payments. Captec maintains a deferred compensation plan pursuant to which directors who are not employees of Captec can defer receipt of the fees payable to them for their services as directors. The value of the amounts credited to a director in the deferred plan increases or decreases based on the market value of the common stock. Upon completion of the merger, participating directors will receive a cash payment based upon the value of their deferred compensation plan accounts the amount of which will depend upon the price of the Captec common stock just prior to the closing of the merger. Assuming a price for the Captec common stock of $12.50 per share, the following payments will be made to directors of Captec with respect to their deferred compensation plan accounts:

Albert T. Adams............................................  $86,746
William J. Chadwick........................................  $79,793
Creed L. Ford III..........................................  $91,204
William H. Krul II.........................................  $99,239
Richard J. Peters..........................................  $93,751

Lee C. Howley does not participate in the deferred compensation plan.


     Indemnification of Officers and Directors. Pursuant to the merger agreement, CNLR has agreed to provide certain indemnification to the present and former officers and directors of Captec and to maintain directors' and officers' liability insurance for the officers and directors covered by Captec's directors' and officers' liability insurance for a period of six years following the effective time of the merger. See "THE MERGER
AGREEMENT -- Covenants -- Indemnification of Directors and Officers" (p. 48).


REGULATORY APPROVAL

     Neither Captec nor CNLR is aware of any material approval or other action by any state, federal or foreign governmental agency that is required prior to the completion of the merger in order to effect the merger or of any license or regulatory permit that is material to the businesses of Captec or CNLR and that is likely to be adversely affected by the completion of the merger.

STOCKHOLDERS AGREEMENT

     The following description of the stockholders agreement does not purport to be complete and is qualified in its entirety by, and is subject to, the more complete and detailed information set forth in the stockholders agreement, which is filed as an exhibit to the registration statement of which this proxy-statement prospectus is a part.

     Simultaneously with the execution of the merger agreement, Messrs. Beach and Martin executed and delivered to CNLR a stockholders agreement which, among other things, obligates them to vote all of the shares of Captec common stock beneficially owned by them:

     - in favor of the merger agreement, the execution and delivery by Captec of the merger agreement and the approval of the terms thereof and any actions required in furtherance thereof;

     - against any proposal made by a third party to acquire Captec, directly or indirectly, pursuant to a tender or exchange offer, merger, share exchange, consolidation or sale of all or substantially all of Captec's assets, even if such proposal is more favorable generally to Captec's stockholders than the merger proposal; and

     - against any proposal, action or agreement that would impede, frustrate, prevent or nullify the merger agreement, or result in a breach of the merger agreement or result in any of the conditions to the merger not being fulfilled.

     Neither Mr. Beach nor Mr. Martin shall be required to vote for, or provide a consent with respect to, any action that would reduce the number of the shares of CNLR common stock or CNLR preferred stock or the cash to be received by Mr. Beach or Mr. Martin in respect of their respective shares of Captec common stock in the merger or take any action that is otherwise prohibited by Delaware law.

     As of July 2, 2001, Messrs. Beach and Martin in the aggregate exercise voting control over 727,552 shares of Captec common stock, representing 7.65% of the issued and outstanding shares of Captec common stock on such date.

ASSET PURCHASE AGREEMENT

     The following description of the asset purchase agreement does not purport to be complete and is qualified in its entirety by, and is subject to, the more complete and detailed information set forth in the asset purchase agreement, which is filed as an exhibit to the registration statement of which this proxy statement-prospectus is a part.

     Contemporaneously with the execution of the merger agreement, Captec, CNLR, Mr. Beach and CRC Acquisition and certain wholly-owned subsidiaries of CRC Acquisition, executed a July 1, 2001 asset purchase agreement pursuant to which, following completion of the merger, the excluded assets will be sold to CRC Acquisition and its subsidiaries. The excluded assets consist of all of Captec's rights and interests:

     - in and to its general partner interest in Captec Franchise Capital Partners, L.P. III, a Delaware limited partnership;

     - under the agreement of limited partnership of Captec Franchise Capital Partners, L.P. III;

     - in and to its general partner interest in Captec Franchise Capital Partners, L.P. IV, a Delaware limited partnership;

     - under the agreement of limited partnership of Captec Franchise Capital Partners, L.P. IV;

     - in Family Realty, Inc. and Family Realty II, Inc. (exclusive of Captec's interest in certain management contracts which will be terminated);


     - in FCV No. 1, a Delaware corporation that owns Captec's interests in FC Ventures, LLC;


     - in and to Captec's voting interests in CNLR Development, Inc.; and

     - under a promissory note dated July 1, 1995 made in favor of Captec by Financial Group.

     In consideration of the sale of the foregoing assets, CRC Acquisition has agreed to pay to CNLR in cash at the closing the sum of $750,000 and to execute and deliver a promissory note in favor of CNLR in the principal amount of $6.75 million pursuant to the terms of a loan agreement between CNLR and CRC Acquisition.


     Prior to completion of the asset purchase and pursuant to Captec's obligations under the agreements of limited partnership of Captec Franchise Capital Limited Partners, L.P. III and Captec Franchise Capital Limited Partners, L.P. IV, respectively, Captec must obtain the consent of a majority of the limited partnership interests of each respective limited partnership to the transfer of the applicable general partnership interest. Failure of Captec to obtain such consent will not be deemed to be a breach by Captec of the asset purchase agreement, provided CRC Acquisition and Captec each use commercially reasonable efforts to take, or cause to be taken, all appropriate actions or do, or cause to be done, all things necessary and proper to obtain such consents. In the event the appropriate consents are not obtained prior to the completion of the merger, upon closing of the sale of the other excluded assets in accordance with the asset purchase agreement, Captec's economic interest in these partnerships will be transferred to CRC Acquisition. In addition, if the consents are not obtained prior to completion of the merger, Mr. Beach has agreed to pledge 10,000 shares of CNLR preferred stock which he will receive in the merger (which, based upon the stated value of $25.00 per share, represents an additional $250,000) to secure CRC Acquisition's obligation to continue to seek approval of the limited partners. One-half of these pledged shares will be released to Mr. Beach at such time as, with respect to each partnership, limited partner approval is obtained, the partnerships are dissolved or CNLR elects to take control of the partnership interests, which, as successor in interest to Captec under the partnership agreements, it shall have the right to do after two years if such consents have not been received at that time. If CNLR does not elect to take control of the partnership interests, the pledged shares will be returned to Mr. Beach.


LOAN AGREEMENT

     The following description of the loan agreement does not purport to be complete and is qualified in its entirety by, and is subject to, the more complete and detailed information set forth in the loan agreement, which is filed as an exhibit to the registration statement of which this proxy-statement prospectus is a part.

     CNLR, as lender, has executed the July 1, 2001 loan agreement with CRC Acquisition and certain of its wholly-subsidiaries, as borrowers. Pursuant to the loan agreement, CNLR will make a $6.75 million loan to the borrowers which shall be used by the borrowers solely to purchase the excluded assets pursuant to the asset purchase agreement. The loan will be evidenced by a secured promissory note and require the payment of principal and interest at the annual rate of 9.0% in 59 consecutive equal monthly installments of $85,506.15 with a final payment of unpaid principal and accrued interest on the loan due 60 months after the loan closing. The loan is subject to mandatory prepayment based upon
(i) the cash flow from certain of the business ventures included in the excluded assets and from the sale, liquidation or disposition of any assets or property of such business ventures, and (ii) the repayment of principal on the Financial Group note. The loan will be secured by a first priority lien against all tangible and intangible personal property and assets of each of the borrowers and $1.0 million of the CNLR common stock and/or preferred stock received by Mr. Beach in the merger (with a portion of such pledged stock to be released if more than $2.225 million of loan principal is repaid). The making of the loan is subject to certain conditions of closing set forth in the loan agreement. The borrowers also make certain representations and warranties to CNLR and are subject to certain affirmative and negative covenants set forth in the loan agreement.


ADDITIONAL AGREEMENT



     After the execution of the merger agreement, Financial Group and CNLR entered into a purchase agreement whereby Financial Group agreed to purchase from CNLR within sixty (60) days following the consummation of the merger, Financial Group's October 16, 1996 promissory note in the principal amount of approximately $1.5 million which will be acquired by CNLR in the merger. In consideration of Financial Group's agreement to purchase this note, CNLR has agreed to waive its right under the merger agreement to require that certain consents and contract terminations be obtained as a condition of closing the merger.


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

                              THE MERGER AGREEMENT

     The following description summarizes the material provisions of the merger agreement. This description does not purport to be complete, is qualified in its entirety by, and is subject to, the more complete and detailed information set forth in the merger agreement which is attached as Appendix A to this proxy statement-prospectus.

TERMS OF THE MERGER

     Subject to the terms and conditions of the merger agreement, Captec will merge with and into CNLR with CNLR being the surviving corporation and the separate corporate existence of Captec will terminate. CNLR will continue to exist following the merger and its internal corporate affairs will be governed by Maryland law. As a result of the merger, the stockholders of Captec will become stockholders of CNLR.

     The merger will be completed and become effective on the date and at the time certificates of merger are filed with the Secretary of State of Delaware and the Maryland Department of Assessments and Taxation, or at such later time as may be specified in the certificates of merger.

     The articles of incorporation and bylaws of CNLR in effect immediately prior to the effective time of the merger will continue to be the articles of incorporation and bylaws of CNLR following completion of the merger.

     The directors and officers of CNLR immediately prior to the effective time of the merger will be the directors and officers of CNLR following the merger.

CONVERSION OF SECURITIES

     At the effective time of the merger, all shares of Captec common stock owned by Captec or its subsidiaries as treasury stock and all shares of Captec common stock owned by CNLR or its subsidiaries will automatically be cancelled and cease to exist. No CNLR capital stock or other consideration will be delivered in exchange for any Captec common stock owned by Captec and/or its subsidiaries or CNLR and/or its subsidiaries.

     Each share of Captec common stock issued and outstanding immediately prior to the effective time, with the exception of Captec treasury stock, CNLR-owned stock and shares with respect to which appraisal rights have been perfected, will be automatically converted into the right to receive:

     - 0.4575 shares of CNLR common stock;


     - 0.21034679 shares of CNLR 9% Series A Non-Voting Preferred Stock; and


     - $1.27 in cash.

     Cash will be paid in lieu of the issuance of fractional shares of CNLR common stock and preferred stock.

     The exchange ratio with respect to CNLR common stock and preferred stock used in the above calculation will be adjusted to reflect the effect of any reclassification, combination, subdivision, stock split, reverse split, stock dividend, reorganization, recapitalization or other like change with respect to Captec common stock or CNLR common stock occurring prior to the effective time.

     Following the effective time, each holder of an outstanding option to purchase shares of Captec common stock will be entitled to receive a cash payment from CNLR in cancellation of such stock option. This cash payment will equal the amount, if any, by which the value of the merger consideration paid by CNLR at the effective time exceeds the per-share exercise price of such stock option, multiplied by the number of shares of Captec common stock subject to such stock option. For purposes of this calculation, the value of CNLR preferred stock will be $25.00 per share and the value of CNLR common stock will be the closing price of such common stock reported on the NYSE on the day immediately preceding the effective time. Each option to purchase shares of Captec common stock will be cancelled upon payment.

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

EXCHANGE OF STOCK CERTIFICATES

     When the merger is completed, CNLR's exchange agent will mail to Captec stockholders a letter of transmittal and instructions for exchanging Captec share certificates for CNLR common stock and preferred stock certificates. When a Captec stockholder delivers the Captec share certificates to the exchange agent, along with an executed letter of transmittal and any other required documents, the exchange agent will send to such Captec stockholder the cash and certificates to which that stockholder is entitled pursuant to the merger agreement. Cash also will be paid to Captec stockholders in lieu of issuing any fractional shares of either CNLR common stock or preferred stock.

REPRESENTATIONS AND WARRANTIES

     The merger agreement includes various representations and warranties qualified by specified exceptions and materiality standards, of both Captec and CNLR related to, among other things:

     - corporate organization, valid existence, good standing and requisite authority to conduct business;

     - the absence of any undisclosed ownership of equity, membership, partnership or similar interest in any other business entity;

     - capitalization, validity of capital stock, and the absence of any undisclosed options, warrants or other similar rights to acquire capital stock; and

     - corporate power and authority to enter into the merger agreement and the transactions contemplated thereby, and the enforceability of the merger agreement.

     The merger agreement also includes various representations and warranties of Captec related to, among other things:

     - due authorization of the merger agreement and the transactions contemplated thereby by Captec stockholders and the enforceability of the merger agreement;

     - timely filing of all SEC forms, reports or other documents required to be filed by Captec with the SEC since January 1, 1999, and the material conformity of all such documents to the requirements of the Exchange Act and the rules and regulations promulgated thereunder;

     - the fair presentation, in all material respects, of Captec's financial position and results of operations, and the compliance with generally accepted accounting principles (GAAP) in the financial statements of Captec, and the completeness and accuracy, in all material respects, of the books and records of Captec;

     - the absence of any material undisclosed liabilities or indebtedness;

     - the completeness and accuracy of the disclosure concerning properties owned by Captec and all material contracts, leases, agreements or understandings of Captec, and the absence of any material breach or default with respect to any material agreement to which Captec is a party;

     - the payment or the creation of reserves for all material taxes, the filing of all required tax returns and the absence of any ongoing tax audits or investigation;

     - the absence of any undisclosed pending or threatened material litigation against Captec or any unsatisfied judgments against Captec;

     - Captec's liabilities under, and compliance with, applicable laws and regulations;

     - the absence of any undisclosed transactions with affiliates of Captec;

     - the completeness and accuracy of the disclosure concerning the compensation of officers, directors and employees of Captec; and

     - the accuracy of information concerning Captec supplied by Captec for use in this proxy statement.

     The merger agreement also includes various representations and warranties of CNLR related to, among other things:

     - the validity of the CNLR common stock and preferred stock to be issued as merger consideration;

     - timely filing of all SEC forms, reports, or other documents required to be filed by CNLR with the SEC since January 1, 1999, and the material conformity of all such documents to the requirements of the Exchange Act and the rules and regulations promulgated thereunder;

     - the fair presentation, in all material respects, of CNLR's financial condition and results of operations, and the compliance with GAAP in the financial statements of CNLR, and the completeness and accuracy, in all material respects, of the books and records of CNLR;

     - the absence of any material undisclosed liabilities or indebtedness;

     - the completeness and accuracy of the disclosure concerning properties owned by CNLR and the absence of any material breach or default with respect to any material agreement to which CNLR is a party;

     - the payment or the creation of reserves for all material taxes, the filing of all required tax returns and the absence of any ongoing tax audits or investigation;

     - the absence of any undisclosed pending or threatened material litigation against CNLR or unsatisfied judgments against, and of material defaults by, CNLR; and

     - the accuracy in all material respects of this proxy statement-prospectus and the conformity of the proxy statement to the requirements of the Securities Exchange Act and the rules promulgated thereunder.

     None of these representations and warranties survive completion of the merger.

COVENANTS

     Conduct of Business. The merger agreement requires each of Captec and CNLR and their respective subsidiaries to carry on its business in the ordinary course as currently conducted and, to the extent consistent therewith, to use commercially reasonable best efforts to preserve in tact its current business organization, keep available the services of its current officers and employees and preserve its business relationships such that its good will and ongoing business will be unimpaired at the effective time of the merger.

     In addition, Captec and CNLR each have agreed, subject to certain exceptions, not to:

     - issue, sell, pledge or otherwise dispose of any shares of its capital stock or any securities convertible into or exchangeable for such capital stock except pursuant to existing stock option plans;

     - amend its certificate of incorporation or bylaws;

     - make any changes in accounting methods, principles or practices;

     - increase its indebtedness in excess of certain amounts;

     - sell or dispose of material assets; or

     - enter into any agreement with respect to a sale or all or substantially all of its stock or assets.

     Captec also has agreed that, subject to certain exceptions, it will not, and it will not permit any of its subsidiaries to, do any of the following without the prior written consent of CNLR:

     - declare, set aside or pay any dividends on, or make any other distributions in respect of its capital stock except distributions consistent with past practice or the payment, at Captec's option, if applicable, of a special prorated dividend for the partial quarter ending on the day immediately prior to the effective time of the merger;

     - acquire by merger or consolidation any business or other entity;

     - make any capital expenditures or other expenditures in excess of $100,000 in the aggregate;

     - pay, discharge or satisfy any claims, liabilities or obligations outside of the ordinary course of business in excess of $500,000 in the aggregate;

     - make or rescind any material tax election, settle or compromise any material tax liability or amend in any material respect any tax return;

     - fail to report to CNLR on material operational matters and any proposals to engage in material transactions;

     - fail to maintain in full force and effect insurance coverage;

     - adopt any new employee benefit plan or amend any existing employee benefit plan;

     - settle any stockholder derivative or class action claims arising out of or in connection with the merger; or

     - increase in any material respect the compensation or fringe benefits of any directors, officers or key employees;

     CNLR also has agreed that, subject to certain exceptions, it will not, and it will not permit any of its subsidiaries to, do any of the following without the prior written consent of Captec:

     - declare, set aside or pay any dividends on or make any other distributions in respect of its capital stock, except distributions consistent with past practice;

     - accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options to purchase capital stock of CNLR;

     - make or rescind any tax election with respect to CNLR's election as a REIT; or

     - acquire by merger, consolidation of asset or stock purchase any business or entity in one transaction or a series of related transactions with an aggregate value in excess of $50.0 million.

     No Solicitation. Captec has agreed not to solicit or encourage any inquiries or proposals or, except as described below, engage in discussions with any person related to any acquisition proposal. An acquisition proposal for purposes of the merger agreement is:

     - any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction;

     - any direct or indirect acquisition of 50.0% or more of the outstanding voting equity securities of Captec; or

     - any transfer of any of Captec's assets resulting in the transfer of more than 20.0% of its assets.

     Captec also agreed not to engage in any discussions or negotiations with, or provide materials to, any person relating, or that could reasonably be expected to lead, to an acquisition proposal. Captec agreed to promptly notify CNLR of any acquisition proposals or any changes to an existing acquisition proposal.

     Captec may provide information to, or enter into negotiations with, a person presenting an acquisition proposal, provided such acquisition proposal was not solicited or encouraged by Captec, if Captec's board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that:

     - such acquisition proposal is likely to result in an offer superior to that proposed by CNLR;

     - Captec shall have provided written notice to CNLR that it has received a superior proposal and describing the terms of such proposal; and

     - Captec enters into a confidentiality agreement with the party submitting the superior proposal.

     Captec's board of directors is permitted to withhold, withdraw, amend or modify its recommendation in favor of the merger if a superior proposal is made and not withdrawn, and CNLR has not, within three business days of receiving notice of such superior proposal, made an offer that Captec's board of directors by a majority vote determines in good faith based on advice of a financial advisor, to be at least as favorable to Captec's stockholders as such superior proposal. Captec's board of directors may also change its recommendation of the merger proposal if it determines, after consultation with its outside counsel, that, in light of such superior proposal, the modification of its recommendation is required to comply with its fiduciary duties under applicable law.

     Indemnification of Directors and Officers. CNLR has agreed that its amended and restated articles of incorporation and bylaws will contain provisions with respect to indemnification and exculpation of directors and officers and these documents will not be amended, repealed or otherwise modified for a period of six years after the effective time of the merger in any manner that would adversely affect the rights of any person that was a director or officer of Captec at or prior to the effective time of the merger, unless such modification is required by law.

     CNLR also has agreed to indemnify the present and former directors and officers of Captec in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on the fact that such person is or was a director or officer of Captec and arising out of actions or omissions occurring at or prior to the effective time of the merger. CNLR is not obligated to indemnify any director or officer of Captec for acts or omissions by such director or officer involving willful or intentional misconduct or recklessness.

     For a period of six years after the effective time of the merger, CNLR will maintain in effect a directors' and officers' liability insurance policy covering those persons who currently are covered by Captec's directors' and officers' liability insurance policy with coverage in amount and scope at least as favorable to such persons as Captec's existing coverage. CNLR will not be required, in order to maintain such directors' and officers' liability insurance policy, to pay an annual premium in excess of 140.0% of the aggregate annual amounts currently paid by Captec to maintain the existing policies and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 140.0% of such amount, CNLR will be required only to obtain as much coverage as can be obtained by paying an annual premium equal to 140.0% of such amount.

     Listing of CNLR Common Stock and Preferred Stock. CNLR has agreed to cause the shares of CNLR common stock to be issued in the merger and to use its reasonable best efforts to cause the shares of CNLR preferred stock to be issued in the merger, in each case, to be listed on the NYSE on or prior to the closing date of the merger. CNLR also agreed to use its reasonable best efforts to maintain the listing of the CNLR preferred stock on the NYSE for so long as such shares remain outstanding.

     Consent Solicitation. In connection with the sale of the excluded assets following the merger by CNLR to CRC Acquisition, Captec, in its capacity as general partner of Captec Franchise Capital Partners L.P. III and Captec Franchise Capital Partners L.P. IV has agreed to prepare and file with the SEC a consent solicitation for the purpose of transferring the general partnership interests held by Captec in each of these partnerships to CRC Acquisition. In connection with this consent solicitation. Captec has agreed to recommend that the limited partners consent to and approve the transfer of each of the general partnership interests to CRC Acquisition to the fullest extent permitted by its fiduciary duties as the general partner of each of the partnerships. Captec also has agreed to pay CNLR a fee of $250,000 if Captec does not so recommend or if the consent solicitations do not include the recommendation or if Captec withdraws, amends or modifies, or proposes or resolves to withdraw, amend or modify its recommendation, in each case, as a result of Captec's determination that taking any of such actions is not permitted by Captec's fiduciary duties as the general partner of the relevant partnership.

     Certain Other Covenants. The merger agreement also contains certain other agreements of Captec and CNLR, including those requiring the parties to:

     - take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective the merger;

     - obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made in connection with the authorization, execution and delivery of the merger agreement and the completion of the merger;

     - make all necessary filings, and thereafter make any other required submissions required under state and federal securities laws, state and federal antitrust laws and any other applicable law; and

     - execute or deliver any additional instruments necessary to complete the merger and cooperate with each other in the making of all such filings.

CONDITIONS TO THE MERGER

     There are a number of conditions that must be met (or waived by the party for whose benefit the condition exists) for the merger to be completed.

     Conditions to the Obligations of Captec and CNLR. The conditions to the parties' obligation to complete the merger are that:

     - approval of the merger by Captec's stockholders;

     - expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     - a registration statement for the shares of CNLR common stock and preferred stock to be issued in the merger, has become effective and those share have been approved for listing on the NYSE;


     - no governmental entity has enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction, or statute, rule or regulation which has the effect of making the merger illegal or otherwise prohibiting completion of the merger;



     - all necessary conditions set forth in the asset purchase agreement have been satisfied or waived and delivery into escrow of all documents necessary to complete the transactions provided for in the asset purchase agreement has occurred; and


     - the shares of CNLR common stock and preferred stock included in the merger consideration shall have been approved for listing on the NYSE.

     Conditions to CNLR's Obligations. The further conditions to CNLR's obligation to complete the merger are:

     - certain representations and warranties of Captec set forth in the merger agreement are true and correct as of the closing date of the merger;

     - Captec has performed in all material respects all obligations required to be performed by it under the merger agreement;

     - CNLR has received a written opinion from its counsel to the effect that the merger will be treated as a tax free reorganization;

     - Captec has obtained all required consents and approvals of third parties;

     - CNLR has received the resignations, effective as of the effective time of the merger, of each officer and director of Captec and its subsidiaries;

     - CNLR has received a written opinion from Captec's counsel concerning its status as a REIT;

     - Captec has caused CNLR Development, Inc. to transfer its general partnership interests in Captec Ster Texas LP and Captec Texas Opportunity LP to CNLR;

     - certain agreements have been terminated on terms mutually agreeable to the parties thereto and CNLR;

     - the asset purchase agreement and loan agreement are in full force and effect;

     - CNLR has received a letter from Captec's independent auditors confirming that Captec has distributed all of its earnings and profits for all taxable years, including the taxable year beginning January 1, 2001;

     - Captec has terminated certain benefit plans;

     - the promissory note dated as of April, 17, 2001 made by Captec Franchise Capital Partners, L.P. IV to the order of Captec has been paid in full; and

     - Captec's federal tax return for the year ended December 31, 2000 has been filed with the IRS and a copy has been provided to CNLR.

     Conditions to Captec's Obligations. The further conditions to Captec's obligations to complete the merger are:

     - certain representations and warranties of CNLR set forth in the merger agreement are true and correct as of the closing date of the merger;

     - CNLR has performed in all material respects all obligations required to be performed by it under the merger agreement;

     - Captec has received a written opinion from its counsel that the merger will be treated as a tax-free reorganization;

     - UBS Warburg has not withdrawn, modified or revoked its fairness opinion; and

     - CNLR has paid, or has made arrangements reasonably satisfactory to Captec to pay, the outstanding amounts due under certain credit agreements.

TERMINATION AND TERMINATION FEE

     Termination of the Merger Agreement. Captec and CNLR may, by mutual written consent, agree to terminate the merger agreement without completing the merger. The merger agreement may also be terminated:

     By either Captec or CNLR:

     - if the merger is not approved by Captec's stockholders;

     - if the merger is not completed by January 31, 2002;

     - if any final, nonappealable order of any governmental entity or court is in effect that prevents the completion of the merger; or

     - if any of the conditions to a party's obligation to complete the merger become impossible to fulfill and is not waived by the other party.

     By Captec:

     - if it is not in material breach of its obligations under the merger agreement and if any of the representations and warranties of CNLR are materially untrue or inaccurate or CNLR has breached any of its covenants or agreements in the merger agreement so that CNLR's conditions to complete the merger would not be satisfied.

     By CNLR:

     - if Captec's board of directors approves or recommends, or proposes to approve or recommend, an acquisition proposal other than the merger; withdraws or modifies its recommendation or approval of the merger; fails to issue a press release reaffirming the Captec board of directors recommendation of the merger after commencement of a tender offer or exchange offer for more than 50.0% of the Captec common stock within two business days of CNLR's written request, or causes Captec to enter into any letter of intent or agreement for a competing acquisition proposal;

     - if a tender or exchange offer for Captec is commenced and within 10 business days thereof Captec's board of directors fails to recommend rejection of the tender offer or exchange offer; or

     - if it is not in material breach of its obligations under the merger agreement and if any of the representations and warranties of Captec are materially untrue or inaccurate or Captec has breached any of its covenants or agreements in the merger agreement so that its condition to complete the merger would not be satisfied.

     Termination Fee. Captec must pay to CNLR a termination fee of up to $5.0 million if the merger agreement is terminated by CNLR because:

     - Captec's board of directors approves or recommends, or proposes to approve or recommend, an acquisition proposal other than the merger, withdraws or modifies its recommendation or approval of the merger, fails to issue a press release reaffirming the Captec board of directors recommendation of the merger after commencement of a tender offer or exchange offer for more than 50.0% of the Captec common stock within two business days of CNLR's written request, or causes Captec to enter into any letter of intent or agreement for a competing acquisition proposal;

     - a tender or exchange offer for Captec is commenced and, within ten business days thereof, Captec's board of directors fails to recommend rejection of the tender offer or exchange offer; or

     - Captec's stockholders fail to approve the merger agreement or the merger agreement is terminated by CNLR as a result of any of Captec's representations and warranties being materially untrue or inaccurate or Captec's breach of any of its covenants or agreements in the merger agreement such that its conditions to complete the merger would not be satisfied AND, within nine months thereafter, Captec enters into any written agreement for a competing acquisition proposal which is subsequently completed.

     Alternatively, if the merger agreement is terminated under certain other circumstances, Captec and CNLR are obligated to pay to the other the lesser of $1.0 million or the other party's actual out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby.

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

                           DESCRIPTION OF CNLR STOCK


     The following summary of the terms of CNLR common stock and preferred stock is not complete and is qualified by reference to the articles of incorporation and bylaws of CNLR and applicable Maryland law and, in the case of the CNLR preferred stock, the form of articles supplementary for such series. The CNLR articles of incorporation and bylaws are incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" on page 1. The form of articles supplementary for establishing the CNLR preferred stock to be issued in connection with the merger is included as an exhibit to the registration statement of which this proxy-statement prospectus is a part.


GENERAL


     CNLR's authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.01 per share, of which up to 2,187,209 shares will be designated as 9% Series A Non-Voting Preferred Stock. There also is authorized 105,000,000 shares of excess stock, issuable in exchange for capital stock, as described below under "-- Restrictions on Ownership and Transfer" (p. 55).


COMMON STOCK


     As of October 9, 2001, there were 30,911,510 shares of CNLR common stock outstanding held of record by approximately 1,274 stockholders.


     All issued and outstanding shares of CNLR common stock are duly authorized, validly issued, fully paid and nonassessable. The holders of CNLR common stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by CNLR's board of directors out of funds legally available for that purpose. Upon CNLR's liquidation, dissolution or winding up, holders of CNLR common stock are entitled to share pro rata in any distribution to stockholders subject to such rights and preferences as may be created by the CNLR's board of directors with respect to any authorized class or series of preferred stock. Holders of CNLR common stock have no preemptive, subscription or conversion rights.

     The shares of CNLR common stock to be issued in connection with the merger will be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

PREFERRED STOCK

     Generally. Under the terms of CNLR's articles of incorporation, CNLR's board of directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. CNLR board of directors may also, subject to the express provisions of any other series of preferred stock then outstanding, alter the designation or classify or reclassify any unissued CNLR preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. The issuance of CNLR preferred stock could adversely affect the voting power, dividend rights and other rights of holders of CNLR common stock.


     The CNLR preferred stock, when issued, will be duly authorized, fully paid and nonassessable. As of October 9, 2001, no shares of CNLR preferred stock were issued and outstanding.



  The 9% Series A Non-Voting Preferred Stock.


     The CNLR preferred stock ranks senior, with respect to distribution and liquidation rights, to all classes or series of shares of CNLR common stock, and all equity securities, the terms of which provide that they shall rank junior to the CNLR preferred stock.

     Distributions. Holders of CNLR preferred stock will be entitled to receive, when and as authorized by CNLR's board of directors, out of funds legally available for the payment of distributions, cumulative

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

preferential cash distributions at the rate of 9.0% of the $25.00 liquidation preference per year (equivalent to a fixed annual amount of $2.25 per share). Such distributions accumulate on a daily basis, shall be cumulative from the effective time of the merger, and shall be payable quarterly in arrears on or before March 15, June 15, September 15 and December 15 of each year (or, if not a business day, the next succeeding business day). Distributions will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     No distributions on CNLR preferred stock will be authorized by CNLR's board of directors, or paid or set apart for payment, if such authorization, payment or setting apart for payment would violate or breach any agreement of CNLR or is restricted or prohibited by law. Distributions on CNLR preferred stock will accrue regardless of whether any of the foregoing restrictions exist, CNLR has earnings, there are funds legally available for payment thereof and whether or not authorized.

     If any CNLR preferred stock is outstanding, no full distributions will be authorized and paid (or set apart for payment) on any equity securities of any other class or series ranking, as to distributions, on a parity with or junior to CNLR preferred stock, unless full cumulative distributions have been, or contemporaneously are, authorized and paid, or authorized and a sum sufficient for the payment thereof set apart for such payment, on CNLR preferred stock for all past distribution periods and the then current distribution period. When distributions are not paid in full, or a sum sufficient for such full payment is not so set apart, upon CNLR preferred stock and any equal ranking securities, all distributions authorized upon such securities will be authorized pro rata so that the amount of distributions authorized for CNLR preferred stock and each such other equal ranking securities will in all cases bear to each other the same ratio that accumulated distributions for CNLR preferred stock and other equal ranking securities (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such equal ranking securities do not have a cumulative distribution) bear to each other.

     Further, except as provided above, unless full cumulative distributions on CNLR preferred stock have been, or contemporaneously are authorized and paid, or authorized and a sum sufficient for the payment thereof is set apart for payment, for all past distribution periods and the then current distribution period, no distributions (other than in CNLR common stock or other equity securities of CNLR ranking junior to the CNLR preferred stock as to distributions and upon liquidation) shall be authorized or paid or set aside for payment, nor shall any other distribution be authorized or made upon CNLR common stock or junior ranking securities of CNLR, nor shall any CNLR common stock or any other junior ranking securities be redeemed, purchased or otherwise acquired for any consideration by CNLR (except by conversion into or exchange for junior securities).

     Voting. Holders of CNLR preferred stock have no voting rights except as provided by law and described below.

     Whenever distributions on any CNLR preferred stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the holders of CNLR preferred stock (voting as a single class with all other equity securities upon which parity voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two (2) additional directors of CNLR at a special meeting called by CNLR's Secretary upon the written request of the holders of at least 10.0% of the outstanding CNLR preferred stock or the holders of at least 10.0% of any other voting parity securities so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or, if the request for a special meeting is received by CNLR less than 90 days before the date fixed for the next annual or special meeting of stockholders, at the next annual meeting of stockholders, and at each subsequent annual meeting until all distributions accumulated on CNLR preferred stock for the past distribution periods and the then current distribution period shall have been authorized and fully paid, or authorized and a sum sufficient for the payment thereof set aside for payment in full.

     Any director elected by the preferred stockholders in accordance with the above may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding CNLR preferred stock and all other series of voting parity
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

securities voting as a single class. Any vacancy may be filled by written consent of the directors elected by the preferred stockholders remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding CNLR preferred stock and all other series of parity voting securities voting as a single class. The directors elected by the preferred stockholders shall each be entitled to one vote per director on any matter.

     So long as any CNLR preferred stock remains outstanding, CNLR may not, without the affirmative vote of the holders of at least two-thirds of CNLR preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting and voting separately as a class:

     - authorize or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to CNLR preferred stock with respect to payment of distributions or the distribution of assets upon liquidation, or reclassify any authorized equity securities of CNLR into any such equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such equity securities; or

     - amend, alter or repeal the provisions of the articles of incorporation (including any articles supplementary), whether by merger or consolidation, so as to materially and adversely affect any right, preference, privilege or voting power of CNLR preferred stock or the holders thereof.

     Ownership Limit. The restrictions on transferability and ownership described below in "-- Restrictions on Ownership and Transfer" apply to CNLR preferred stock at the option of the holders thereof.

     Preemptive Rights, Conversion, Redemption. Holders of CNLR preferred stock do not have any preemptive rights.

     CNLR preferred stock is not convertible or redeemable, except that it may be purchased by CNLR under certain circumstances so as to enable CNLR to preserve its status as a REIT at the option of the holders thereof under the Internal Revenue Code, and may be redeemed by CNLR as described below.

     On and after December 31, 2006, CNLR, at its option and upon not less than 30 nor more than 60 days written notice, may redeem the CNLR preferred stock, in whole or part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions thereon to the date fixed for redemption, subject to the following limitations and subject to compliance by CNLR with the procedural requirements applicable to the redemption of CNLR preferred stock:

     - if fewer than all of the outstanding CNLR preferred stock is to be redeemed, the shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares), by lot or by any other equitable method determined by the CNLR's board of directors;

     - the redemption price of CNLR preferred stock (other than the portion thereof consisting of accumulated and unpaid distributions) is payable solely out of the sale proceeds of other equity securities of CNLR, which include any depositary shares, interests, participations or other ownership interests and any rights (other than debt securities convertible into or exchangeable for such equity securities) or options to purchase any of the foregoing; and

     - unless full cumulative distributions on all CNLR preferred stock have been or contemporaneously are authorized and paid, or authorized and a sum sufficient for the payment thereof set apart, for all past distribution periods and the then current distribution period, no CNLR preferred stock will be redeemed unless all outstanding CNLR preferred stock is simultaneously redeemed, and CNLR shall not purchase or otherwise acquire directly or indirectly any CNLR preferred stock (except by exchange for junior securities).

     The foregoing shall not, however, prevent the purchase or acquisition of CNLR preferred stock pursuant to a purchase or exchange offer made on the same terms to all holders of outstanding CNLR preferred stock.

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

     Any CNLR preferred stock that has been redeemed will, after such redemption, have the status of authorized but unissued preferred shares, without designation as to series until such shares are once more designated as part of a particular series by CNLR's board of directors.

     Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of CNLR, the holders of any outstanding CNLR preferred stock will be entitled to receive out of the assets of CNLR available for distribution to stockholders, after payment or provision for payment of all debts and other liabilities of CNLR, a liquidation preference in cash of $25.00 per share, plus an amount equal to any accumulated and unpaid distributions to the date of payment. If upon any voluntary or involuntary liquidation, dissolution or winding up of CNLR, the assets of CNLR are insufficient to make such full payment to the holders of CNLR preferred stock and the corresponding amounts payable on all shares of other classes or series of securities CNLR ranking equally with respect to liquidation rights, then the holders of CNLR preferred stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     After payment of the full amount of the liquidating distribution to which they are entitled, the holders of CNLR preferred stock will not be entitled to any further participation in any distribution of assets by CNLR. Neither a consolidation or merger of CNLR with or into another entity, nor a merger of another entity with or into CNLR, nor a statutory share exchange by CNLR, nor a sale, lease, transfer or conveyance of all or substantially all of CNLR's property or business shall be considered a liquidation, dissolution or winding up of CNLR.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For CNLR to qualify as a REIT, not more than 50.0% in value of its outstanding capital stock may be owned, directly or indirectly, by any five or fewer persons (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. The shares of CNLR capital stock must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Certain other requirements also must be satisfied.

     To ensure that any five or fewer persons do not own more than 50.0% in value of CNLR's outstanding capital stock, CNLR's articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in value of the outstanding capital stock. CNLR's board of directors may waive this ownership limit if evidence satisfactory to CNLR and its tax counsel is presented that such ownership will not then or in the future jeopardize CNLR's REIT status. As a condition of such waiver, CNLR's board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the proposed transferor with respect to preserving CNLR's REIT status.

     This ownership limit will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation of the Internal Revenue Code is increased. In addition to preserving CNLR's REIT status, this ownership limit may impede or prevent any person or group from acquiring control of CNLR.

     If the ownership, transfer or acquisition of shares of CNLR common stock, or change in CNLR's capital structure or other event or transaction would result in:

     - any person owning (applying certain attribution rules) capital stock in excess of the ownership limit,

     - fewer than 100 persons owning CNLR's capital stock;

     - CNLR being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code; or

     - CNLR otherwise failing to qualify as a REIT;
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

Then the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize CNLR's REIT status will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights or other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to CNLR upon demand. Excess stock shall be subject to repurchase at CNLR's election. The purchase price of any excess stock shall be equal to the lesser of:

     - the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value of such CNLR common stock at the time of such devise or gift or event); or

     - the fair market value of CNLR common stock on the date on which CNLR or its designee determines to exercise its repurchase right.

     If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at CNLR's option, to have acted as an agent on CNLR's behalf in acquiring such excess stock and to hold such excess stock on the company's behalf.

     All certificates representing capital stock will bear a legend referring to the restrictions described above.

     CNLR's articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5.0% of the outstanding capital stock, or such lower percentage as may be required pursuant to regulations under the Internal Revenue Code or as may be requested by CNLR's board of directors, must file a written notice with CNLR no later than January 31 of each year with respect to the prior year containing:

     - the name and address of such owner;

     - the number of shares of CNLR capital stock owned by such holder; and

     - a description of how such shares are held.

     In addition, each stockholder is required to disclose CNLR, upon demand, in writing such information that CNLR may request in good faith in order to determine its REIT status or to comply with the requirements of any taxing authority or governmental agency. The ownership limitations may impede or prevent any person or group from acquiring control of CNLR.

TRANSFER AGENT

     The transfer agent and registrar for CNLR common stock is, and for CNLR preferred stock will be, First Union National Bank.

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                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following are the material United States federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Department regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement-prospectus, all of which may change, possibly retroactively.

     This discussion addresses only shares of Captec common stock held as capital assets. It does not address all aspects of federal income taxation that may be relevant to a Captec stockholder based upon that stockholder's particular circumstances or to a Captec stockholder subject to special rules, such as:

     - a stockholder who is not a citizen or resident of the United States;

     - a foreign corporation, foreign estate or foreign trust;

     - a financial institution or insurance company;

     - a tax-exempt organization;

     - a dealer or broker in securities;

     - a stockholder that holds its Captec common stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

     - a stockholder who acquired Captec common stock pursuant to the exercise of options or otherwise as compensation.

     Tax Opinion. In satisfaction of a condition of its obligation to complete the merger Captec will receive an opinion of Baker & Hostetler LLP that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Captec and CNLR will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

     The opinion of tax counsel regarding the merger will rely, on (1) representations, warranties and covenants of Captec and CNLR, including those contained in certificates of officers of Captec and CNLR, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. The opinion of tax counsel will assume, the absence of changes in existing facts or in law between the date of this proxy statement-prospectus and the closing date. If any of those representations, covenants or assumptions are inaccurate, tax counsel may not be able to provide the required closing date opinion or the tax consequences of the merger could differ from those described in the opinion that tax counsel has delivered. Tax counsel's opinion neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither Captec nor CNLR intends to obtain a ruling from the IRS on the tax consequences of the merger.

     Federal Income Tax Treatment of the Merger. The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Captec and CNLR will each be party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Neither Captec nor CNLR will recognize any gain or loss for federal income tax purposes as a result of the merger.

     Federal Income Tax Consequences to Captec Stockholders Who Participate in the Merger. Based on the assumption that the CNLR preferred stock is not classified as "nonqualified preferred stock" within the meaning of section 351(g)(2) of the Internal Revenue Code, as described below, for federal income tax purposes:

     - a holder of Captec common stock will not recognize any loss upon the stockholder's exchange of its shares of Captec common stock for shares of CNLR common stock, CNLR preferred stock, and cash. A holder of Captec common stock will recognize some capital gain, if any gain is realized, in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of (a) the amount

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

       of cash and the fair market value of CNLR common and preferred stock received over (b) the tax basis of the Captec common stock), and (ii) the amount of cash received;

     - a holder of Captec common stock will have an aggregate tax basis in the CNLR common stock and CNLR preferred stock received in the merger equal to the aggregate tax basis of the Captec common stock surrendered by that stockholder in the merger, decreased by the cash received by the stockholder and increased by the amount of gain recognized by the stockholder. The stockholder's basis will be allocated to the shares of each class of stock received in proportion to the fair market value of each class; and

     - the holding period for shares of CNLR common stock and preferred stock received in exchange for shares of Captec common stock in the merger will include the holding period for the shares of Captec common stock surrendered in the merger.

     Classification of CNLR Preferred Stock. The nonrecognition rule described above will not apply, and additional gain will be recognized upon the exchange if the CNLR preferred stock is classified as "nonqualified preferred stock" within the meaning of Section 351(g)(2) of the Internal Revenue Code. In this case, the gain would be recognized (if any gain is realized) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of (a) the amount of cash and the fair market value of CNLR common stock and preferred stock received over (b) the tax basis of the Captec common stock), and (ii) the sum of the amount of cash received and the fair market value of CNLR preferred stock received.

     For these purposes, the term "nonqualified preferred stock" means preferred stock if (1) the holder of the stock has the right to require the issuer or a related person to redeem or purchase the stock within 20 years of the issuance of the stock, (2) the issuer or a related person is required to redeem or purchase the stock within 20 years of the issuance of the stock, (3) the issuer or a related person has the right to redeem or purchase the stock and, as of the issue date, it is more likely than not that the right will be exercised within 20 years of the issuance of the stock, or (4) the dividend rate on the stock varies in whole or in part (directly or indirectly) with reference to interest rates, commodity prices, or other similar indices. "Preferred stock" is defined as stock which is limited and preferred as to dividends and does not participate in corporate growth to any significant extent.

     The CNLR preferred stock is not mandatorily redeemable by CNLR or puttable to CNLR by a stockholder. In addition, the dividend rate on the CNLR preferred stock does not vary in whole or in part (directly or indirectly) with reference to interest rates, commodity prices or other similar indices. CNLR has the right to redeem the CNLR preferred stock after 5 years. The CNLR preferred stock will constitute "nonqualified preferred stock" if it is more likely than not that CNLR will exercise the redemption right.

     Section 351(g)(2) was added to the Internal Revenue Code in 1997. To date, there is little guidance concerning the scope of this provision. Neither the legislative history nor any other direct authority establishes the parameters for determining whether it is more likely than not that preferred stock like the CNLR preferred stock will be redeemed.

     CNLR has represented that it has no plan or intention to redeem the CNLR preferred stock. In addition, the CNLR preferred stock has no features that effectively would require or are intended to compel its redemption. CNLR will take the position that the CNLR preferred stock is not more likely than not to be redeemed. There can be no assurance that the IRS will not take a contrary position.

     There is analogous authority in the Section 305 regulations that gives some indication of the standards that could be adopted by the IRS. The Section 305 regulations set forth a safe harbor under which an issuer's right to redeem preferred stock is not treated as "more likely than not" to be exercised if (1) the issuer and the holder are not related, (2) there are no plans, arrangements or agreements that effectively require or are intended to compel the issuer to redeem the stock, and (3) exercise of the redemption right would not reduce the yield of the stock, as determined under principles similar to the original issue discount rules. If the same safe harbor is adopted for purposes of applying
Section 351(g)(2) of the Internal Revenue Code, the CNLR preferred stock should not be treated as nonqualified preferred stock.
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

The CNLR preferred stock provides for the payment of dividends at a rate intended to provide a 9.0% cumulative return, compounded on a quarterly basis as long as the preferred stock is outstanding. The CNLR preferred stock may be redeemed by CNLR after five years for a fixed amount based on the liquidation value of the stock. Neither the dividend rate nor the liquidation value increases over time. Therefore, a redemption of the CNLR preferred stock would not decrease the yield. However, there can be no assurance that the IRS will adopt this approach for defining nonqualified preferred stock.

     This discussion is intended to provide only a general summary of the material federal income tax consequences of the merger, and is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances or any non-income tax or any foreign, state or local tax consequences of the merger. Captec strongly urges each stockholder to consult his or her own tax advisor to determine the particular tax consequences of the merger.

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                                 THE COMPANIES

     CAPTEC'S BUSINESS


     Captec is an externally advised REIT which acquires, develops and owns high-quality freestanding properties leased principally on a long term triple net basis to national and regional chain and franchised restaurants and national retailers. Captec generally acquires properties from operators or developers in locations which have exhibited growth in retail sales and population. Upon acquiring a property, Captec typically enters into a long term triple net lease (typically 15 to 20 years plus one or more five year renewal options) with the lessees. Triple net leases generally impose on the lessee responsibility for all operating costs and expenses of the property, including the costs of repairs, maintenance, real property taxes, assessments, utilities and insurance.



     Captec believes that the structure of its leases provides steady, periodically escalating, long term revenue, while reducing operating expenses and capital costs, and that its underwriting standards reduce the risk of lessee default under or non-renewal of the leases. Captec's leases typically provide for minimum rent plus specified fixed periodic rent increases. Other revenues are derived primarily from interest income on loans to affiliates and fee income earned from affiliated ventures.


     As of June 30, 2001, Captec had a portfolio of 136 properties located in 26 states, with a cost basis of $212.0 million. The properties are leased to 46 operators of 33 distinct national and regional restaurant concepts and 10 operators of 12 national and regional retail concepts.


     Captec's executive offices are located at 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, Ann Arbor, Michigan 48106. Its telephone number is (734) 994-5505. Additional information concerning Captec is included in the Captec documents filed with the SEC which are incorporated herein. See "WHERE YOU CAN FIND MORE INFORMATION" (p. 1).


     CNLR'S BUSINESS


     CNLR is a fully integrated self-administered equity real estate investment trust, incorporated in Maryland in 1984. CNLR acquires, owns, manages and indirectly develops a diversified portfolio of high quality, freestanding properties leased to major retail businesses generally under full credit, long term commercial net leases.


     CNLR's portfolio emphasizes properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $10.0 million, attract a wide array of established retail tenants, such as Academy, Barnes & Noble, Bed Bath & Beyond, Best Buy, Borders, CVS, Eckerd, Food 4 Less, IHOP, Office Depot, OfficeMax, Supervalu, The Sports Authority, Wal-Mart and 7-Eleven. Consequently, CNLR's management believes that such properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.


     CNLR generally acquires properties that are newly constructed or re-developed as of the time of acquisition. In addition, CNLR generally acquires properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. CNLR's leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Such leases typically do not limit CNLR's recourse against the tenant and any guarantor in the event of a default and for this reason are considered "full credit" leases. CNLR's properties are leased on a long term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.


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


     As of June 30, 2001, CNLR owned, either directly or through investment interests, 241 properties, which were 98% leased, located in 36 states. The average remaining initial lease term of CNLR's properties was approximately 13 years. Leases representing approximately 74% of annualized base rental income from CNLR's properties, as of June 30, 2001, have initial terms extending until at least December 31, 2011. Approximately 83% of annualized base rental income is derived from leases that provide for periodic, contractually fixed increases in base rent. These leases generally have increases that range from 6% to 12% after every five years of the lease term.



     CNLR's principal office is located at 450 S. Orange Avenue, Suite 900, Orlando, Florida 32801 and the telephone number is (407) 265-7348. Additional information concerning CNLR is included in the CNLR documents filed with the SEC which are incorporated herein. See "WHERE YOU CAN FIND MORE INFORMATION" (p. 1).


     CNLR'S MANAGEMENT AND ADDITIONAL INFORMATION

     CNLR's board of directors and officers immediately prior to the completion of the merger will serve as CNLR's board of directors and officers after the merger.


     Certain information regarding the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other matters related to CNLR is incorporated by reference or set forth in CNLR's Annual Report on Form 10-K for the year ended December 31, 2000. Stockholders desiring copies of these documents may contact CNLR at its address or telephone number indicated under the section entitled "WHERE YOU CAN FIND MORE INFORMATION" (p. 1).


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

                        COMPARISON OF STOCKHOLDER RIGHTS


     The following is a summary of the material differences between the rights of Captec stockholders and CNLR stockholders. These difference arise from the differences between the Delaware General Corporation Law and the Maryland General Corporation Law, Captec's certificate of incorporation and CNLR's articles of incorporation and Captec's and CNLR's respective bylaws. After completion of the merger, the rights of Captec stockholders who become CNLR stockholders will be governed by CNLR's articles of incorporation, CNLR's bylaws and Maryland law. Captec stockholders are urged to read the full text of CNLR's articles of incorporation and bylaws, which are set forth as exhibits to the registration statement filed by CNLR. The following description of the material provisions of CNLR's articles of incorporation and bylaws is qualified in its entirety by reference to those documents. See "WHERE YOU CAN FIND MORE INFORMATION" (p. 1).


                               BOARD OF DIRECTORS

     The Captec board of directors consists of 9 directors, each of whom is elected annually.

     The CNLR board of directors consists of 8 directors, each of whom is elected annually.

                              REMOVAL OF DIRECTORS

     Delaware law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors unless the certificate of incorporation otherwise provides. Captec's certificate of incorporation does not modify its stockholders' statutory rights with respect to the removal of directors.

     Maryland law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors unless the articles of incorporation otherwise provide. CNLR's articles of incorporation do not modify its stockholders' statutory rights with respect to the removal of directors.

                             VACANCIES ON THE BOARD

     Delaware law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office or a sole remaining director (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws.

     Under Maryland law, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director unless the articles of incorporation or bylaws provide otherwise. Otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any removal for cause except an increase in the number of directors, which requires the vote of a majority of the remaining directors. CNLR's bylaws provide that any vacancy created as a result of the removal of a director must be filled by the stockholders at an annual or special meeting.

       STOCKHOLDER MEETINGS GENERALLY AND PROVISIONS FOR NOTICES; PROXIES

     Under Delaware law, stockholder meetings may be held at any place, as provided in the certificate of incorporation or bylaws. Written notice of a stockholders meeting must state the place, date, and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held. Under Captec's bylaws, not less than 10 days nor more than 60 days before the date of every stockholders meeting, Captec must give to each stockholder entitled to vote at the meeting, written notice stating the date, time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, by mail, addressed to the stockholder at his address as it appears in the records of the corporation. Notice is deemed to have been given at the time when it is deposited in the mail.

     Under Maryland law, stockholder meetings may be held at any place, as provided in the bylaws. All meetings must be held in the United States. Written notice of a stockholders meeting must state the place, date, and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held. Under the CNLR bylaws, not less than 10 days nor more than 90 days before the date of every stockholders' meeting, CNLR must give to each stockholder entitled to vote at the meeting, written notice stating the date, time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, either personally or by mail, addressed to the stockholder at his address as it appears in the records of the corporation. In the case of notice delivered by mail, notice is deemed to have been given at the time when it is deposited in the mail.

     Under Delaware law, stockholder proxies are valid for three years from their date unless the proxy provides for a longer period.

     Under Maryland law, proxies are valid for 11 months from their date, unless the proxy otherwise provides.

                 VOTE REQUIRED FOR CERTAIN STOCKHOLDER ACTIONS

     Delaware law provides that in all matters other than the election of directors, the affirmative vote of the majority of the shares present or represented by proxy at a meeting where a quorum is present and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number is required by law, or the certificate of incorporation or bylaws. Captec's certificate of incorporation does not provide for a vote greater than a majority of the outstanding shares entitled to vote on any matter.

     Maryland law provides that on matters other than the election of directors and certain extraordinary corporate actions, the affirmative vote of a majority of all votes cast at a stockholders' meeting at which a quorum is present shall be the act of the stockholders, unless the vote of a greater number is required by law or the articles of incorporation. CNLR's articles of incorporation do not require a vote greater than the number prescribed by statute. An abstention is not considered a "vote cast" for purposes of the voting requirement, but a stockholder who abstains in person or by proxy is considered present for purposes of the quorum requirement.

     Under Maryland law, a consolidation, merger, share exchange or transfer must be approved by the stockholders of the corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. CNLR's articles of incorporation do not modify this requirement.

                        AMENDMENT OF CHARTER AND BYLAWS

     Under Delaware law, the certificate of incorporation may be amended by the affirmative vote of the majority of the outstanding stock entitled to vote on the amendment as a class, unless the vote of a greater number is required by the certificate of incorporation. Captec's certificate of incorporation does not modify the statutory vote requirement.

     Delaware law also provides that the power to amend the bylaws resides in the stockholders entitled to vote, provided that the corporation may, in its certificate of incorporation, confer the power to amend the bylaws upon the directors. The fact that such power has been conferred on the directors does not divest or limit the power of the stockholders to amend the bylaws. Captec's certificate of incorporation provides that the board of directors is authorized to amend the bylaws.

     Under Maryland law, CNLR's articles of incorporation may be amended by the affirmative vote of two-thirds of all the votes of stockholders entitled to be cast on the matter, unless a different number, not less than a majority, is specified in the articles of incorporation. The power to amend the bylaws is vested with the stockholders except to the extent the articles of incorporation or the bylaws vest such power with the corporation's board of directors.

     CNLR's articles of incorporation provide that the board of directors is expressly authorized to make, alter, amend or repeal the bylaws. The CNLR articles of incorporation do not modify the statutory vote requirement relating to amendments to the articles of incorporation or bylaws.

                     STOCKHOLDER ACTIONS WITHOUT A MEETING

     Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, stockholders may act by written consent signed by the holders of outstanding shares not having less than the minimum number of votes necessary to take such action at a meeting. Captec's certificate of incorporation does not limit its stockholders' right to act by written consent.

     Under Maryland law, common stockholders may act without a meeting if a written consent which describes the action is signed by all the stockholders entitled to vote on the matter and is filed with the records of the stockholders meeting. Unless the articles of incorporation provide otherwise, the holders of any other class of stock that is entitled to vote in the election of directors may act by the written consent of the holders of the shares necessary to approve the action if the corporation gives notice of the action to all stockholders within 10 days after the effective date of the action. CNLR's articles of incorporation do not modify these provisions.

                 RIGHT TO CALL SPECIAL MEETINGS OF STOCKHOLDERS

     Under Delaware law, the stockholders may not call a special meeting of stockholders unless such a right is provided for in the corporation's certificate of incorporation or bylaws. Captec's certificate of incorporation does not grant stockholders the right to call special meetings.

     Under Maryland law, a special meeting may be called by the president, the board of directors, or any person designated in the articles of incorporation or bylaws. Special meetings of the stockholders may also be called by the secretary of the corporation upon the written request of stockholders entitled to cast at least 25.0% of all the votes entitled to be cast at the meeting. However, the secretary is not required to call a special meeting notwithstanding a proper stockholder request if the matter to be considered at the meeting is substantially the same as a matter considered at a special meeting during the preceding 12 months. The articles of incorporation or bylaws may increase or decrease the percentage of votes stockholders must possess to request a special meeting. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding special meetings of the stockholders. Neither CNLR's articles of incorporation nor its bylaws modify the percentage of votes needed for stockholders to require the secretary to call a special meeting. CNLR has not elected to be governed by the unsolicited takeover statute.

                                     MERGER

     Under Delaware law, a merger may become effective without approval of the surviving corporation's stockholders under certain circumstances. Where stockholder approval is required, the merger must be approved by the holders of a majority of the outstanding shares entitled to vote unless the certificate of incorporation provides for a higher number. Captec's certificate of incorporation does not provide for approval of a merger by a vote greater than a majority of the outstanding shares entitled to vote.

     Under Maryland law, a merger may become effective without the approval of the surviving corporation's stockholders in certain circumstances. Where stockholder approval is required, the merger must be approved by the stockholders of the corporation by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter unless a different number, not less than a majority, is specified in the articles of incorporation. CNLR's articles of incorporation do not provide for approval of a merger by a vote less than two-thirds of the outstanding shares entitled to vote.
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

                     RESTRICTIONS ON BUSINESS COMBINATIONS

     Delaware Law prohibits transactions between a corporation and an interested stockholder for three years following the time such stockholder became an interested stockholder, unless certain conditions are met. Generally, an interested stockholder is any person (including such person's affiliates and associates) who owns 15.0% or more of the outstanding voting stock of a corporation. If the interested stockholder does not get prior approval of the business combination from the board of directors or the holders of 85.0% of the voting stock of the corporation, the stockholder cannot engage in a business combination for three years, unless the business combination is approved by the directors and the holders of two-thirds of the voting stock of the corporation not owned by the interested stockholder.

     Maryland law prohibits a business combination between a corporation and any interested stockholder for five years following the most recent date upon which the stockholder became an interested stockholder, unless the transaction is approved in advance by the board of directors or otherwise exempted by the statute. Generally, an interested stockholder is anyone who owns 10.0% or more of the voting power of the corporation and the affiliates of such person. A merger of a corporation with an interested stockholder or any other corporation (whether or not such corporation is an interested stockholder) which is, or after the merger would be, an affiliate of the interested stockholder that was an interested stockholder prior to the transaction is considered a "business combination" unless it does not alter the contract rights of the stock as expressly set forth in the articles of incorporation, or change or convert in whole or in part the outstanding shares of stock of the corporation.

                       CONTROL SHARE ACQUISITION STATUTE

     Delaware has no control share acquisition statute comparable to that in effect in Maryland.

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders in the election of directors, excluding shares of stock as to which the acquiring person, officers of the corporation, and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more or less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

     A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

     If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

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

     The "control share acquisition" statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

                                   DIVIDENDS

     A Delaware corporation may pay dividends out of surplus. If there is no surplus, dividends may be declared out of net profits for the current or preceding fiscal year unless the capital of the corporation has been decreased to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock having a preference on the distribution of assets.

     A Maryland corporation generally may make distributions to its stockholders unless, after giving effect to the distribution, the corporation would not be able to pay its debts as they come due in the ordinary course of business or the corporation's total assets would be less than its total liabilities.

                                APPRAISAL RIGHTS

     Under Delaware law, stockholders of a corporation who do not consent to certain major corporate transactions may, under varying circumstances, be entitled to dissenters' or appraisal rights pursuant to which such stockholders may receive cash in the amount of the fair market value of their shares in lieu of the consideration which otherwise would have been received in the transaction. Unless the corporation's certificate of incorporation provides otherwise, such appraisal rights are not available in certain circumstances, including without limitation, (a) with respect to the sale, lease, or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20.0% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

     Under Maryland law, stockholders have the right to demand and to receive payment of the fair value of their stock in the event of (a) a merger or consolidation, (b) a share exchange, (c) certain sales of all or substantially all of the assets of the corporation, (d) an amendment to the articles of incorporation altering contract rights of outstanding stock, as expressly set forth in the articles of incorporation, and substantially adversely affecting the stockholders' rights (unless the right to do so is reserved in the articles of incorporation), or (e) certain business combinations with interested stockholders which are subject to or exempted from the Maryland business combination statute (as discussed above) and in connection with the approval of voting rights of certain stockholders under the Maryland control share acquisition statute. Except with respect to certain business combinations and in connection with appraisal and dissenters' rights existing as a result of the Maryland control share acquisition statute, the right to demand and receive payment of fair value does not apply to (a) stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., (b) stock of the successor in a merger (unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock, cash or other interests) or (c) stock of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenters' rights existing as a result of the Maryland control share acquisition statute, these rights are available only when the stockholder (a) files with the corporation a timely, written objection to the transaction, and (b) does not vote in favor of the transaction. In addition, the stockholder

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

must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the Maryland State Department of Assessments and Taxation.

                                INDEMNIFICATION

     Delaware and Maryland have similar laws respecting the indemnification by a corporation of its officers, directors, employees, and other agents. The laws of both states also permit, with certain exceptions, corporations to adopt a provision in their certificate of incorporation or charter eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty of care. There are nonetheless certain differences between the laws of the two states respecting indemnification and limitation of liability.

     The Delaware General Corporation Law provides that indemnification is mandatory where a director, officer, employee, or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, or with respect to any criminal action or proceeding, where there was no reason to believe his or her conduct was unlawful, or where he or she has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

     The Delaware General Corporation Law also generally permits, and Captec's bylaws require, indemnification for expenses incurred by an "authorized representative" of a corporation (which includes, but is not limited to, officers and directors) in connection with any third party proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable. The Delaware General Corporation Law states that the indemnification provided by statute shall not be deemed exclusive of any rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Captec's certificate of incorporation eliminates the personal liability of directors to the corporation for breach of fiduciary duty as a director except for (a) any breach of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit.

     In Maryland, expenses may be advanced to a director, or to an officer, employee, or agent who is not a director to the same extent that they may be advanced to a director unless limited by the articles of incorporation. Advances to officers, employees, and agents may be generally authorized in the corporation's charter or bylaws, by action of the board of directors, or by contract.

     Under Maryland law, unless limited by the articles of incorporation, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (a) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director actually received an improper personal benefit in money, property or services, or (c) in the case of a criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is

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

adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

     Maryland law also provides that, where indemnification is permissible, it must be authorized (a) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (b) by special legal counsel selected by the board of directors or by a committee of the board of directors (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (c) by a vote of the stockholders other than those stockholders who are directors and a party to the proceedings.

     CNLR articles of incorporation limit the monetary liability of both officers and directors to the maximum extent permissible under Maryland law. The exceptions to such a liability limitation in the articles of incorporation of a Maryland corporation generally are to the extent that (a) it is proved that the person received an improper benefit or profit in money, property or services, for the amount of benefit or profit so received, and (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action.

                     RESTRICTIONS ON OWNERSHIP AND TRANSFER

     In order to maintain REIT status, each of CNLR's articles of incorporation and Captec's certificate of incorporation restrict the ownership, transfer or acquisition of shares of common stock, or any change in capital structure or other event or transaction that would result in:


     - any person owning in excess of 9.8% of its capital stock;



     - fewer than 100 persons owning its capital stock;



     - it being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code; or



     - it otherwise failing to qualify as a REIT.


     In the event any of the foregoing restricted events with respect to the CNLR capital stock occurs, the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize CNLR's REIT status will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights or other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to CNLR upon demand. Excess stock shall be subject to repurchase at CNLR's election. The purchase price of any excess stock shall be equal to the lesser of:

     - the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value of such common stock at the time of such devise or gift or event); or

     - the fair market value of such common stock on the date on which CNLR or its designee determines to exercise its repurchase right.

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

     If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at CNLR's option, to have acted as an agent on CNLR's behalf in acquiring such excess stock and to hold such excess stock on CNLR's behalf.

     In the event of any of the above described restricted events with respect to Captec capital stock occurs, the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize Captec's REIT status will automatically be transferred to a charitable trust. The charitable trust will be entitled to distributions, voting rights or other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Excess stock shall be subject to repurchase at Captec's election. The purchase price of any excess stock shall be equal to the lesser of:

     - the price paid for the excess stock by the proposed transferor (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value of such common stock at the time of such devise or gift or event); or


     - the price received by the trustee from the sale or other disposition of the excess stock.


     If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at Captec's option, to have acted as an agent on Captec's behalf in acquiring such excess stock and to hold such excess stock on Captec's behalf.

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

                     RESTRICTIONS ON RESALES BY AFFILIATES

     If the merger is completed, the CNLR common stock and preferred stock to be issued to Captec stockholders in the merger will have been issued in a transaction registered under the Securities Act of 1933. CNLR common stock and preferred stock issued in the merger may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of Captec. Any subsequent transfer of shares by any affiliate of Captec at the time the merger is submitted for vote of the stockholders of Captec will, under existing law, require:

     - the further registration under the Securities Act of the shares of CNLR common stock and/or preferred stock to be transferred;

     - compliance with Rule 145 under the Securities Act, which permits limited sales under certain circumstances; or

     - the availability of another exemption from registration.

     An "affiliate" of Captec is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Captec. These restrictions are expected to apply to the directors, executive officers of Captec and those stockholders beneficially owning, in the aggregate, 10.0% or more of the issued and outstanding Captec common stock. The same restrictions apply to certain relatives or spouses of those persons and any trusts, estates, corporations or other entities in which those persons have a 10.0% or greater beneficial or equity interest. CNLR will give stop transfer instructions to the transfer agent with respect to the CNLR common stock and preferred stock to be received by persons subject to these restrictions, and the certificates for their shares of CNLR common stock and preferred stock will be appropriately legended.

                             ADDITIONAL INFORMATION

                                APPRAISAL RIGHTS

     If the merger is completed, stockholders who do not vote "FOR" the merger, who hold shares of Captec common stock of record on the date of making a written demand for appraisal as described below and who otherwise comply fully with
Section 262 of the Delaware General Corporation Law, will be entitled to a judicial determination of the fair value of their Captec common stock in accordance with the provisions of Section 262 and to receive from CNLR payment of such fair value in cash, together with a fair rate of interest, if any, as determined by such court. Stockholders who perfect their appraisal rights will not be entitled to surrender their shares of Captec common stock for payment in the manner provided in the merger agreement and described in this proxy statement-prospectus.

     Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the special meeting, not less than 20 calendar days prior to the meeting, a constituent corporation in the merger must notify each of the stockholders who was such on the record date for the meeting that such appraisal rights are available and include in each such notice, a copy of Section 262. This proxy statement-prospectus constitutes such notice to the holders of record of Captec common stock.

     The following is a summary of the procedures to be followed under Section 262, the full text of which is attached as Appendix C to this proxy statement-prospectus. Stockholders should read carefully the full text of
Section 262 because failure to follow any Section 262 procedures may result in the loss of appraisal rights. Stockholders should assume that CNLR will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise appraisal rights should review carefully Section 262 and is urged to consult a legal advisor before electing or attempting to exercise appraisal rights.

     Holders of record of shares of Captec common stock who desire to exercise appraisal rights must not vote in favor of the merger proposal or consent to the merger in writing or return a signed proxy without indicating any voting instructions as to the merger and must deliver a separate written demand for appraisal of such shares to Captec prior to the taking of the vote on the merger. A holder of shares of Captec common stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the effective time of the merger. The demand for appraisal will be sufficient if it reasonably informs Captec of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of shares of Captec common stock.

     If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be executed by or for the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including an agent for one or more joint owners, may execute the demand for appraisal for a record owner provided the agent identifies the record owner or owners and expressly discloses in such demand that the agent is acting as agent for the record owner or owners of such shares.

     A record owner, such as a broker, who holds shares of Captec common stock as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to be applicable to all shares outstanding in the name of such record owner. If a stockholder holds shares of Captec common stock through a broker which in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

     BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE DELIVERY OF WRITTEN DEMAND FOR APPRAISAL. A DEMAND FOR APPRAISAL SUBMITTED BY A BENEFICIAL OWNER WHO IS NOT THE RECORD OWNER WILL NOT BE HONORED.

     A proxy or vote against the merger will not constitute a demand for appraisal. Stockholders should not expect to receive any additional notice with respect to the deadline for demanding appraisal rights.

     Any stockholder who elects to exercise appraisal rights must mail or deliver a written demand for appraisal which must be received by Captec prior to the taking of the vote on the merger proposal. All demands for appraisal should be addressed to Captec Net Lease Realty, Inc., 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, Ann Arbor, Michigan 48106, Attention: Corporate Secretary.

     If the merger is approved, then within ten days after the effective time of the merger, CNLR will provide notice of the effective time of the merger to all stockholders who have complied with Section 262.

     A stockholder may withdraw a demand for appraisal within 60 days after the effective time of the merger and accept the terms of the merger. Thereafter, the approval of CNLR will be needed for such a withdrawal.

     Within 120 days after the effective time of the merger, in compliance with
Section 262, any stockholder who has properly demanded an appraisal and who has not withdrawn the demand and CNLR each has the right to file in the Delaware Court of Chancery a petition, with a copy served on CNLR in the case of a petition filed by a dissenting stockholder, demanding a determination of the fair value of the shares held by all dissenting stockholders. If, within the 120-day period following the effective time of the merger, no petition shall have been filed as provided above, all rights to appraisal will cease and all dissenting stockholders who owned shares of Captec common stock will become entitled to receive for each share of Captec common stock the applicable consideration, as if such stockholder had initially voted to approve and adopt the merger proposal. CNLR is not obligated, and does not currently intend, to file such a petition.

     Any dissenting stockholder is entitled, within the 120-day period following the effective time of the merger and upon written request to CNLR, to receive from CNLR a statement setting forth:

     - the aggregate number of shares of Captec common stock which have not voted to adopt and approve the merger proposal and with respect to which demands for appraisal have been received; and

     - the aggregate number of dissenting stockholders.

     Such statement must be mailed within ten days after a written request for such statement has been received by Captec, or within ten days after the expiration of the period for delivery of demands, as described above, whichever is later.

     Upon the filing of a petition, the Delaware court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to CNLR and all dissenting stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or in another publication deemed advisable by the Delaware court. The costs relating to these notices will be borne by CNLR.

     If a hearing on the petition is held, the Delaware court is empowered to determine which dissenting stockholders have complied with the provisions of
Section 262 and are entitled to an appraisal of their shares. The Delaware court may require that dissenting stockholders submit their share certificates for notation thereon of the pendency of the appraisal proceedings and the Delaware court may dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement.

     Stockholders considering seeking appraisal should consider that the fair value of their shares determined by the Delaware court under Section 262 could be more than, the same as, or less than, the consideration payable pursuant to the merger agreement. CNLR does not anticipate offering more than the consideration payable pursuant to the merger agreement to any dissenting stockholder and reserves the right to assert in any appraisal proceedings, that, for purposes of Section 262, the "fair value" of a share of Captec common stock is less than the consideration payable pursuant to the merger agreement.

     In determining "fair value" the Delaware court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

     The Delaware court may also:

     - determine a fair rate of interest, if any, to be paid to dissenting stockholders in addition to the fair value of the shares;

     - determine the costs of the proceeding (which do not include attorney and expert fees) and tax such costs against the parties as the Delaware court deems; and

     - upon application of a dissenting stockholder, order all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney fees, expert fees and expenses, to be charged pro rata against the value of all shares entitled to appraisal.

     No appraisal proceedings in the Delaware court will be dismissed as to any dissenting stockholder without the approval of the Delaware court, and this approval may be conditioned upon terms which the Delaware court deems just.

     From and after the effective time of the merger, dissenting stockholders will not be entitled to vote (or consent by written action) any shares subject to demand for appraisal for any purpose and will not be entitled to receive payment of any dividends or other distributions payable to stockholders of record except dividends or distributions declared prior to the effective time of the merger.

     Failure to take any action required to perfect appraisal rights may result in the loss of such rights. Any stockholder who loses such rights will only be entitled to receive the consideration offered in the merger.

                                 LEGAL MATTERS

     Certain legal matters regarding federal income tax matters relating to the merger will be passed upon for Captec by Baker & Hostetler LLP. Baker & Hostetler LLP provides legal services to Captec and various affiliates of Captec. Albert T. Adams, a director of Captec, is a partner in Baker & Hostetler LLP. The validity of the CNLR common stock and CNLR preferred stock to be issued in the merger and certain federal income tax matters relating to the merger will be passed upon for CNLR by Shaw Pittman LLP.

                                    EXPERTS

     The consolidated financial statements and financial schedule of Captec incorporated in this proxy statement-prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and related financial statement schedules of CNLR as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

               STOCKHOLDER PROPOSALS FOR THE 2001 ANNUAL MEETING

     Due to the special meeting and anticipated merger, Captec does not currently expect to hold a 2001 annual meeting of stockholders since Captec will no longer be a public company if the merger is completed. If the merger is not completed and the 2001 annual meeting of stockholders is held, stockholder proposals for inclusion in proxy materials for the 2001 annual meeting must be received at Captec's offices within a reasonable time before Captec begins to print and mail its proxy materials, in order to be considered for inclusion in Captec's proxy statement and form of proxy relating to that meeting. If a stockholder fails to submit a proposal within a reasonable time, Captec is not required to provide any information about the nature of the proposal and the proposal will not be considered at the 2001 annual meeting of the stockholders.

                                 OTHER MATTERS

     Captec's board of directors knows of no other business to be presented at the special meeting. If other matters properly come before the meeting in accordance with Captec's bylaws, the persons named as proxies will vote on them in accordance with their best judgment.


     A stockholder has filed with the SEC preliminary proxy material stating the stockholder's opposition to the merger and seeking proxies from other stockholders to vote against the merger. This stockholder does not propose any alternative transaction to the merger. For the reasons set forth in this proxy statement-prospectus, Captec's board of directors unanimously recommends that stockholders vote for the merger by using the enclosed proxy card and returning it to Captec.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following Unaudited Pro Forma Condensed Consolidated Financial Statements are based upon the historical financial statements of Captec and CNLR and have been prepared to illustrate the effect of the merger and the sale, immediately following the merger, of the excluded assets acquired by CNLR in accordance with the terms of the asset purchase agreement. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2001 is presented as if the proposed merger of Captec and CNLR had occurred on June 30, 2001. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2001 and for the year ended December 31, 2000 are presented as if the merger had occurred on January 1, 2000.



     The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements of Captec and CNLR as of and for the six months ended June 30, 2001 and for the year ended December 31, 2000 (see "WHERE YOU CAN FIND MORE INFORMATION" (p. 1)).


     The merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their fair values.


     The Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared based on a number of assumptions, estimates and uncertainties including, but not limited to, estimates of the fair values of assets acquired and liabilities assumed and estimated acquisition and closing costs. As a result of these assumptions, estimates and uncertainties, the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to predict the actual financial condition or results of operations that would have been achieved had the merger occurred on June 30, 2001 or January 1, 2000, nor do they purport to predict CNLR's consolidated financial condition or results of operations following the effective time of the merger.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 2001
                             (dollars in thousands)



                                                                 PRO FORMA                PRO FORMA
                                          CAPTEC      CNLR     ADJUSTMENTS(A)    NOTES       CNLR
                                         --------   --------   --------------   -------   ----------
ASSETS
Cash and cash equivalents..............  $  2,730   $  8,099     $  (2,703)     (B)
                                                                       750      (C)       $    8,876
Investment in properties subject to
  operating leases, net................   194,458    505,784        15,326      (D)          715,568
Investment in properties subject to
  financing leases, net................     7,254    111,202          (251)     (D)          118,205
Mortgages and other receivables........        --    115,097         6,750      (C)          121,847
Investment in unconsolidated affiliates
  and other investment.................    22,733      6,054       (21,207)     (C),(D)        7,580
Unbilled rent, net.....................     7,476     15,512        (7,476)     (E)           15,512
Other assets...........................     3,019      9,671          (680)     (F)
                                               --         --         1,000      (G)           13,010
                                         --------   --------     ---------                ----------
          Total assets.................  $237,670   $771,419     $  (8,491)               $1,000,598
                                         ========   ========     =========                ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Line of credit payable...............  $100,634   $107,800     $(100,634)     (B)
                                                                    16,363      (B)       $  124,163
  Notes payable........................        --    257,432       100,000      (B)          357,432
  Accounts payable and other
     liabilities.......................     3,147      8,480            --                    11,627
                                         --------   --------     ---------                ----------
                                          103,781    373,712        15,729                   493,222

Stockholders' equity:
  Preferred stock......................                             50,000      (H)           50,000
  Common stock.........................        95        305           (95)     (I)
                                                                        44      (J)              349
  Paid-in capital......................   134,711    399,478      (134,711)     (I)
                                                                    59,625      (G),(J)      459,103
  Retained earnings (distribution in
     excess of earnings)...............      (917)    (2,076)          917      (I)           (2,076)
                                         --------   --------     ---------                ----------
          Total stockholders' equity...   133,889    397,707       (24,220)                  507,376
                                         --------   --------     ---------                ----------
          Total liabilities and
            stockholders' equity.......  $237,670   $771,419     $  (8,491)               $1,000,598
                                         ========   ========     =========                ==========



The accompanying notes are an integral part of the Unaudited Pro Forma Condensed
                                  Consolidated


                             Financial Statements.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2001
                 (dollars in thousands, except per share data)



                                                                     PRO FORMA               PRO FORMA
                                          CAPTEC        CNLR       ADJUSTMENTS(A)   NOTES      CNLR
                                        ----------   -----------   --------------   -----   -----------
REVENUES
Rental income from operating leases...  $   10,973   $    28,836                            $    39,809
Earned income from financing leases...         341         6,335                                  6,676
Interest income.......................         622         4,271      $  (485)      (K)
                                                                          304        (L)          4,712
Other.................................         731         1,539         (130)      (K)
                                                --            --         (536)       (M)          1,604
                                        ----------   -----------      -------               -----------
          Total revenues..............      12,667        40,981         (847)                   52,801
                                        ----------   -----------      -------               -----------

EXPENSES
Interest..............................       4,588        12,346         (729)      (N)
                                                                          196        (O)         16,401
Management fees.......................         236            --         (236)      (M)              --
General, administrative and other.....         792         3,792         (419)      (P)           4,165
Depreciation and amortization.........       1,693         4,414         (144)      (Q)           5,963
Non-recurring.........................         263           691           --       (R)             954
                                        ----------   -----------      -------               -----------
          Total expenses..............       7,572        21,243       (1,332)                   27,483
                                        ----------   -----------      -------               -----------
Income before equity in income of
  unconsolidated affiliates and gain
  on sale of properties...............       5,095        19,738          485                    25,318
Equity earnings of unconsolidated
  affiliates..........................         413        (2,209)        (413)      (K)          (2,209)
Gain on sale of properties, net.......         580         4,450           --                     5,030
                                        ----------   -----------      -------               -----------
INCOME BEFORE PREFERRED
  DISTRIBUTIONS.......................       6,088        21,979           72                    28,139
Preferred distributions...............          --            --       (2,250)      (S)          (2,250)
                                        ----------   -----------      -------               -----------
INCOME AVAILABLE FOR COMMON SHARES....  $    6,088   $    21,979      $(2,178)              $    25,889
                                        ----------   -----------      -------               -----------
Net income per common share:
     Basic............................  $     0.64   $      0.72                    (T)     $      0.72
     Diluted..........................  $     0.64   $      0.72                    (T)     $      0.72
Weighted average number of common
  shares outstanding:
     Basic............................   9,508,108    30,549,820                    (T)      35,766,062
     Diluted..........................   9,508,108    30,625,866                    (T)      35,802,411



The accompanying notes are an integral part of the Unaudited Pro Forma Condensed
                                  Consolidated


                             Financial Statements.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                 (dollars in thousands, except per share data)


                                                                   PRO FORMA               PRO FORMA
                                        CAPTEC        CNLR       ADJUSTMENTS(A)   NOTES      CNLR
                                      ----------   -----------   --------------   -----   -----------
REVENUES
Rental income from operating
  leases............................  $   23,911   $    59,734                            $    83,645
Earned income from financing
  leases............................         614        13,185                                 13,799
Interest income.....................       1,263         5,962      $  (975)      (K)
                                                                        608       (L)           6,858
Other...............................       2,202         2,010         (238)      (K)
                                              --            --       (1,770)      (M)           2,204
                                      ----------   -----------      -------               -----------
          Total revenues............      27,990        80,891       (2,375)                  106,506
                                      ----------   -----------      -------               -----------
EXPENSES
Interest............................       9,865        26,528       (1,100)      (N)
                                                                       (745)      (O)          34,548
General, administrative and other...       1,474         5,247         (781)      (P)           5,940
Depreciation and amortization.......       3,441         9,088         (344)      (Q)          12,185
Non-recurring.......................       2,442         1,521                    (R)           3,963
                                      ----------   -----------      -------               -----------
          Total expenses............      17,222        42,384       (2,970)                   56,636
                                      ----------   -----------      -------               -----------
Income before equity in income of
  unconsolidated affiliates,
  gain on sale of properties and
  other non-recurring...............      10,768        38,507          595                    49,870
Equity earnings of unconsolidated
  affiliates........................         561        (3,980)        (561)      (K)          (3,980)
Gain on sale of properties, net.....       2,509         4,091           --                     6,600
Other non-recurring.................         706            --           --                       706
                                      ----------   -----------      -------               -----------
NET INCOME BEFORE PREFERRED
  DIVIDENDS.........................      14,544        38,618           34                    53,196
Preferred dividends.................          --            --       (4,500)      (S)          (4,500)
                                      ----------   -----------      -------               -----------
NET INCOME AVAILABLE TO COMMON
  STOCKHOLDERS......................  $   14,544   $    38,618      $(4,466)              $    48,696
                                      ==========   ===========      =======               ===========
Net income per common share:
     Basic..........................  $     1.53   $      1.27                    (T)     $      1.36
     Diluted........................  $     1.53   $      1.27                    (T)     $      1.36
Weighted average number of common
  shares outstanding:
     Basic..........................   9,508,108    30,387,371                    (T)      35,728,032
     Diluted........................   9,508,108    30,407,507                    (T)      35,738,382


The accompanying notes are an integral part of the Unaudited Pro Forma Condensed
                       Consolidated Financial Statements.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


     The following describes the pro forma adjustments to the Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2001 as if the merger were completed on June 30, 2001 and the Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2001 and for the year ended December 31, 2000 as if the merger were completed on January 1, 2000.


     (A) Represents adjustments to record the merger between CNLR and Captec based upon the merger acquisition price of $127.1 million based on the market value of $13.74 per share of CNLR common stock (which is the average per share price of CNLR common stock three days prior and three days subsequent to the announcement of the merger). The calculation of the merger acquisition price is as follows:


Issuance of 4,350,000 shares of $0.01 par value CNLR common
  stock ($13.74 per share)..................................  $ 59,769
Issuance of 2,000,000 shares of 9.0% series A preferred
  stock (liquidation value at $25.00 per share).............    50,000
Cash consideration..........................................    12,099
Merger costs *..............................................     5,233
                                                              --------
          Total purchase price..............................  $127,101


     --------------------
     * CNLR's total transaction costs associated with the merger are estimated at $6.3 million, with $5.2 million to be allocated to the fair value of net assets acquired (see Note G for transaction cost estimates).

     (B) To reflect the sources (uses) of cash required to complete the merger as follows:


Financing proceeds..........................................  $ 100,000
Borrowings on CNLR line of credit...........................     16,363
Cash consideration (see Note A).............................    (12,099)
Transaction costs (see Note G)..............................     (6,333)
Repayment of Captec line of credit..........................   (100,634)
                                                              ---------
          Net cash used.....................................  $  (2,703)


     (C) To reflect the closing, immediately after the merger, of the sale to CRC Acquisition LLC of certain assets acquired by CNLR in the merger in accordance with the terms of the asset purchase agreement and loan agreement, which agreements were executed contemporaneous with the execution of the merger agreement.

Note receivable from CRC Acquisition LLC....................   $6,750
Cash received by CNLR.......................................      750
                                                               ------
Purchase price of assets sold per the Asset Purchase
  Agreement.................................................   $7,500

     (D) Represents the estimated fair value adjustments, increase (decrease), to Captec's investment in properties subject to operating leases, investment in properties subject to financing leases and investment in unconsolidated affiliates and other investments based upon the merger purchase price.


Merger purchase price (see Note A)..........................  $ 127,101
                                                              ---------
Less book basis of Captec's net assets acquired:
  Cash and cash equivalents.................................      2,730
  Investment in properties subject to operating leases,
     net....................................................    194,458
  Investment in properties subject to financing leases,
     net....................................................      7,254
  Investment in unconsolidated affiliates and other
     investments............................................     22,733
  Other assets (excluding $680,000 of deferred financing
     costs (see Note F))....................................      2,339
  Line of credit payable....................................   (100,634)
  Accounts payable and other liabilities....................     (3,147)
                                                              ---------
          Sub-total.........................................    125,733
                                                              =========
Fair value adjustment (ascribed as follows):................      1,368
                                                              ---------
  Adjustment to record estimated fair value of Captec's
     investment in properties subject to operating leases,
     net....................................................     15,326
  Adjustment to record estimated fair value of Captec's
     investment in properties subject to financing leases,
     net....................................................       (251)
  Adjustment to record estimated fair value of Captec's
     investment in unconsolidated affiliates and other
     investments............................................    (13,707)
                                                              ---------
                                                              $   1,368



     (E) Represents the elimination of Captec's unbilled rent of $7.5 million, which is the historical impact of the cumulative effects of recognizing rental revenue on a straight-line basis.



     (F) Represents an adjustment to write-off Captec's deferred financing costs of approximately $680,000 in conjunction with the repayment and termination of Captec's line of credit described in Note B.


     (G) Represents transaction costs estimated as follows:


Merger costs................................................   $5,233
Debt issuance costs.........................................    1,000
Stock issuance costs........................................      100
                                                               ------
          Total transaction costs (see Note A)..............   $6,333


     Merger costs of $5.2 million have been included in the merger acquisition price (see Note A). Debt issuance costs of $1.0 million are capitalized and amortized into interest expense using the straight-line method, which approximates the effective interest method, over the life of the notes (5 years). Stock issuance costs of $100,000 are recorded as a reduction in paid-in capital in stockholders' equity.

     (H) Represents the issuance of 2,000,000 shares of 9.0% Series A non-voting preferred stock, at $25.00 per share. The preferred stock carries a $25.00 per share liquidation preference and will pay a cumulative quarterly dividend at an annual rate of 9.0% of the $25.00 liquidation preference per annum, or an annual amount of $2.25 per share.

     (I) Reflects the elimination of Captec's stockholders' equity as follows:


Common stock................................................  $     95
Paid-in-capital.............................................   134,711
Distributions in excess of earnings.........................      (917)
                                                              --------
          Total stockholders' equity........................  $133,889


     (J) Represents the issuance of 4,350,000 shares of $0.01 par value common stock calculated as follows:

Market value of shares (4,350,000 shares X $13.74 per
  share)....................................................  $59,769
Less stock issuance costs (see Note G)......................     (100)
                                                              -------
          Total value of common shares......................   59,669
Less par value of common shares (4,350,000 shares X $0.01
  per share)................................................       44
                                                              -------
          Paid-in-capital...................................  $59,625

     (K) Represents the elimination of income earned from those assets sold in accordance with the asset purchase agreement (see Note C).

     (L) Represents interest income on the note receivable from CRC Acquisition LLC in accordance with the loan agreement related to the asset purchase agreement (see Note C). The note earns interest at an annual rate of 9.0%.

     (M) To reflect the elimination of certain revenues and expenses related to the termination of Captec's management and advisory agreements with Captec Net Lease Realty Advisors, Inc., Family Realty, Inc. and Family Realty II, Inc.

     (N) To reverse Captec's historical amortization of deferred financing costs due to the write-off of deferred financing costs as a result of the merger (see Note F).

     (O) To reflect the adjustment to interest expense due to the pay-off of the Captec credit facility and additional borrowings under the CNLR credit facility as well as a new note issuance (and related amortization of issuance costs) to finance a portion of the merger:


                                                          YEAR ENDED       SIX MONTHS ENDED
                                                       DECEMBER 31, 2000    JUNE 30, 2001
                                                       -----------------   ----------------
Elimination of Captec interest under credit
  facility...........................................       $(8,700)           $(3,767)
Termination of interest rate contract................          (556)
Interest related to incremental borrowings under CNLR
  credit facility....................................         1,311                363
Anticipated borrowings at 7.0%.......................         7,000              3,500
Amortization of debt issuance costs ($1.0 million
  amortized over 5 years utilizing the straight-line
  method, which approximates the effective interest
  method)............................................           200                100
                                                            -------            -------
          Total interest expense adjustment..........       $  (745)           $   196


     (P) To reflect a reduction of general and administrative expenses as a result of the merger. The reduction in general and administrative expenses consists principally of the elimination of salaries and benefits attributable to Captec employees and directors as required by the merger agreement.

     (Q) To adjust depreciation expense related to the adjustment to the investment in properties subject to operating leases, net:


Fair value of investment in properties subject to operating
  leases, net (see Note D)..................................  $209,784
Less portion allocated to land..............................   (85,948)
                                                              --------
Depreciable basis of properties (building and
  improvements).............................................   123,836
Annual depreciation expense based on an estimated useful
  life of 40 years..........................................  $  3,097



                                                          YEAR ENDED       SIX MONTHS ENDED
                                                       DECEMBER 31, 2000    JUNE 30, 2001
                                                       -----------------   ----------------
Captec historical depreciation expense...............       $(3,441)           $(1,693)
CNLR's calculated depreciation expense...............         3,097              1,549
                                                            -------            -------
Adjustment to depreciation expense...................       $  (344)           $  (144)



     (R) As a result of the merger, CNLR will issue shares of CNLR common stock relating to contingent consideration in CNLR's previous acquisition of its advisor. This contingent consideration of approximately $10.3 million will be expensed by CNLR at the time of issuance. This cost is a non-recurring item caused by the merger, but not having a continuing financial impact and, therefore, it is not presented as a pro forma adjustment.


     (S) Adjustment to reflect the dividend on CNLR's issuance of 2,000,000 shares of 9.0% Series A preferred stock. The preferred stock will pay an annual dividend of $2.25 per share.

     (T) Weighted average pro forma basic and diluted shares were determined as follows:


                                                         FOR THE YEAR      FOR THE SIX MONTHS
                                                             ENDED               ENDED
                                                       DECEMBER 31, 2000     JUNE 30, 2001
                                                       -----------------   ------------------
Basic:
  Weighted average number of shares outstanding......     30,278,209           35,766,062
  Merger shares issued...............................      4,350,000                   --
  Contingent shares (CNLR's advisor acquisition).....      1,099,823                   --
                                                          ----------           ----------
  Weighted average number of shares outstanding used
     in basic earnings per share.....................     35,728,032           35,766,062
                                                          ==========           ==========
Diluted:
  Weighted average number of shares outstanding......     30,278,209           35,766,062
  Merger shares issued...............................      4,350,000                   --
  Effect of dilutive securities:
  Contingent shares (CNLR's advisor acquisition).....      1,109,807                   --
  Stock options......................................            366               36,349
                                                          ----------           ----------
  Weighted average number of shares outstanding used
     in diluted earnings per share...................     35,738,382           35,802,411
                                                          ==========           ==========

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                       COMMERCIAL NET LEASE REALTY, INC.
                                      AND
                         CAPTEC NET LEASE REALTY, INC.
                            DATED AS OF JULY 1, 2001

                                     INDEX

                                                                              PAGE
                                                                              ----
ARTICLE I     THE MERGER..................................................      1
    1.1       Effective Time of the Merger................................      1
    1.2       Closing.....................................................      1
    1.3       Effects of the Merger.......................................      2
    1.4       Directors and Officers......................................      2
ARTICLE II    CONVERSION OF SECURITIES....................................      2
    2.1       Conversion of Capital Stock.................................      2
    2.2       Surrender of Certificates...................................      3
    2.3       Dissenting Shares...........................................      5
ARTICLE III   REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............      5
    3.1       Organization, Standing and Power; Subsidiaries..............      5
    3.2       Capitalization..............................................      6
    3.3       Authority; No Conflict; Required Filings and Consents.......      7
    3.4       SEC Filings; Financial Statements; Information Provided.....      8
    3.5       No Undisclosed Liabilities; Indebtedness....................      9
    3.6       Absence of Certain Changes or Events........................      9
    3.7       Properties..................................................     10
    3.8       Joint Venture Interests.....................................     10
    3.9       Leases......................................................     11
    3.10      Taxes.......................................................     11
    3.11      Intellectual Property.......................................     12
    3.12      Litigation..................................................     12
    3.13      Environmental Matters.......................................     13
    3.14      Employee Benefit Plans......................................     14
    3.15      Compliance With Laws........................................     16
    3.16      Labor Matters...............................................     16
    3.17      Insurance...................................................     16
    3.18      Opinion of Financial Advisor................................     16
    3.19      Related Party Transactions..................................     16
    3.20      Payments to Employees, Officers or Directors................     16
    3.21      Permits.....................................................     17
    3.22      Section 203 of the DGCL Not Applicable; Rights Plan.........     17
    3.23      Tax Matters.................................................     17
    3.24      Brokers.....................................................     17
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF THE BUYER.................     17
    4.1       Organization, Standing and Power............................     18
    4.2       Capitalization..............................................     18
    4.3       Authority; No Conflict; Required Filings and Consents.......     19
    4.4       SEC Filings; Financial Statements...........................     20
    4.5       No Undisclosed Liabilities; Indebtedness....................     20
    4.6       Absence of Certain Changes or Events........................     21
    4.7       Properties..................................................     21
    4.8       Leases......................................................     22
    4.9       Taxes.......................................................     22
    4.10      Intellectual Property.......................................     23

                                                                              PAGE
                                                                              ----
    4.11      Litigation..................................................     23
    4.12      Environmental Matters.......................................     23
    4.13      Employee Benefit Plans......................................     24
    4.14      Compliance With Laws........................................     24
    4.15      Permits.....................................................     24
    4.16      Labor Matters...............................................     25
    4.17      Insurance...................................................     25
    4.18      Assets......................................................     25
    4.19      Opinion of Financial Advisor................................     25
    4.20      Tax Matters.................................................     25
    4.21      Brokers.....................................................     26
    4.22      No Ownership of Company Securities..........................     26
    4.23      Antitakeover Statutes.......................................     26
ARTICLE V     CONDUCT OF BUSINESS.........................................     26
    5.1       Covenants of the Company....................................     26
    5.2       Covenants of the Buyer......................................     28
    5.3       Confidentiality.............................................     29
ARTICLE VI    ADDITIONAL AGREEMENTS.......................................     29
    6.1       No Solicitation.............................................     29
    6.2       Proxy Statement/Prospectus; Registration Statement..........     31
    6.3       Access to Information.......................................     32
    6.4       Stockholders' Meeting.......................................     32
    6.5       Legal Conditions to the Merger..............................     33
    6.6       Public Disclosure...........................................     33
    6.7       Listing of Buyer Common Stock and Buyer Preferred Stock.....     33
    6.8       Company Stock Plans.........................................     33
    6.9       Indemnification.............................................     34
    6.10      Letter of the Company's Accountants.........................     34
    6.11      Notification of Certain Matters.............................     35
    6.12      Certain Tax Matters.........................................     35
    6.13      Disposition of Certain Joint Ventures and Affiliated Loan...     35
    6.14      Company Stockholders' Agreement.............................     35
    6.15      Termination of Registration Rights..........................     35
    6.16      Consent Solicitation........................................     36
    6.17      Termination of Agreements...................................     36
ARTICLE VII   CONDITIONS TO MERGER........................................     36
    7.1       Conditions to Each Party's Obligation To Effect the              36
              Merger......................................................
    7.2       Additional Conditions to Obligations of the Buyer...........     37
    7.3       Additional Conditions to Obligations of the Company.........     38
ARTICLE
  VIII        TERMINATION, AMENDMENT AND WAIVER...........................     39
    8.1       Termination.................................................     39
    8.2       Effect of Termination.......................................     40
    8.3       General Fees and Expenses...................................     40
    8.4       Certain Fees and Expenses...................................     40
    8.5       Amendment...................................................     42
    8.6       Extension; Waiver...........................................     42

                                                                              PAGE
                                                                              ----
ARTICLE IX    MISCELLANEOUS...............................................     42
    9.1       Nonsurvival of Representations and Warranties...............     42
    9.2       Notices.....................................................     42
    9.3       Entire Agreement............................................     43
    9.4       No Third Party Beneficiaries................................     43
    9.5       Assignment..................................................     44
    9.6       Severability................................................     44
    9.7       Counterparts and Signature..................................     44
    9.8       Interpretation..............................................     44
    9.9       Governing Law...............................................     44
    9.10      Failure or Indulgence Not Waiver; Remedies Cumulative.......     44
    9.11      Remedies....................................................     44
    9.12      Submission to Jurisdiction..................................     45
    9.13      WAIVER OF JURY TRIAL........................................     45

                             TABLE OF DEFINED TERMS

TERMS                                              CROSS REFERENCE IN AGREEMENT
-----                                              ----------------------------
Acquisition Proposal                               Section 6.1(a)(i)
Affiliate                                          Section 3.4(c)
Affiliated Loan                                    Section 6.13(a)
Agreement                                          Preamble
Base Amount                                        Section 8.4
Board                                              Section 3.18
Break-Up Expenses                                  Section 8.4
Break-Up Expense Tax Opinion                       Section 8.4
Break-Up Fee                                       Section 8.4
Break-Up Fee Tax Opinion                           Section 8.4
Buyer                                              Preamble
Buyer Balance Sheet                                Section 4.4(b)
Buyer Common Stock                                 Section 2.1(b)
Buyer Disclosure Schedule                          Article IV
Buyer Employee Plans                               Section 4.13(a)
Buyer ERISA Affiliate                              Section 4.13(a)
Buyer Insurance Policies                           Section 4.17
Buyer Material Adverse Effect                      Article IV
Buyer Permits                                      Section 4.15
Buyer Preferred Stock                              Section 2.1(b)
Buyer Properties                                   Section 4.7(a)
Buyer Property                                     Section 4.7(a)
Buyer SEC Reports                                  Section 4.4(a)
Buyer Stock Options                                Section 4.2(b)
Buyer Stock Plans                                  Section 4.2(b)
Buyer's Knowledge                                  Section 4.2(b)
Cash Consideration                                 Section 2.1(b)
Certificate of Mergers                             Section 1.1
Certificates                                       Section 2.2(c)
CFG                                                Section 5.1(h)
Claim                                              Section 6.9(b)
Closing                                            Section 1.2
Closing Date                                       Section 1.2
Code                                               Preamble
Common Stock                                       Section 2.1(a)
Company                                            Preamble
Company Acquisition Agreement                      Section 8.4
Company Balance Sheet                              Section 3.4(b)
Company Common Stock                               Section 2.1(a)
Company Disclosure Schedule                        Article III
Company Lease                                      Section 3.9(a)
Company Leases                                     Section 3.9(a)
Company Loan Agreement                             Section 7.3(e)
Company Material Adverse Effect                    Article III
Company Meeting                                    Section 3.4(c)
Company Permits                                    Section 3.21

TERMS                                              CROSS REFERENCE IN AGREEMENT
-----                                              ----------------------------
Company Properties                                 Section 3.7(a)
Company Property                                   Section 3.7(a)
Company Rent Roll                                  Section 3.9(c)
Company Representative                             Section 6.1(a)(ii)
Company SEC Reports                                Section 3.4(a)
Company's Knowledge                                Section 3.2(b)
Confidentiality Agreement                          Section 5.3
Consent Solicitation                               Section 6.16(a)
Constituent Corporations                           Section 1.3
Contamination                                      Section 3.13(b)(iii)
Delaware Certificate of Merger                     Section 1.1
Development                                        Sections 3.7(f), 4.7(e)
DGCL                                               Section 1.1
Dissenting Shares                                  Section 2.3
Effective Time                                     Section 1.1
Employee Benefit Plan                              Section 3.14(a)
Employee Plan                                      Section 3.14(a)
Encumbrances                                       Section 3.7(a)
Environmental Claims                               Section 3.13(b)(ii)
Environmental Documents                            Section 3.13(b)(vi)
Environmental Law                                  Section 3.13(b)(i)
EPA                                                Section 3.13(b)(vi)
ERISA Affiliate                                    Section 3.14(a)
ERISA                                              Section 3.14(a)
Exchange Act                                       Section 3.3(c)
Exchange Agent                                     Section 2.2(a)
Exchange Ratio                                     Section 2.1(c)
GAAP                                               Section 3.4(b)
Governmental Entity                                Section 3.3(c)
GP Transfers                                       Section 6.16(a)
Ground Lease                                       Section 3.9(d)
Ground Lessee                                      Section 3.9(d)
Hazardous Substance                                Section 3.13(b)(v)
HSR Act                                            Section 3.3(c)
Indebtedness                                       Section 3.5(b)
Indemnified Parties                                Section 6.9(b)
Indemnified Party                                  Section 6.9(b)
Insurance Policies                                 Section 3.17
IRS                                                Section 3.10(a)
Joint Ventures                                     Section 3.1(c)
JV Purchasers                                      Section 3.3(a)
Maryland Certificate of Merger                     Section 1.1
Maximum Amount                                     Section 8.4
Merger                                             Preamble
Merger Consideration                               Section 2.1(b)
MGCL                                               Section 1.1
Notice of Superior Proposal                        Section 6.1(c)
NYSE                                               Section 2.1(d)

TERMS                                              CROSS REFERENCE IN AGREEMENT
-----                                              ----------------------------
Option Settlement Amount                           Section 2.1(d)
Order                                              Section 7.1(e)
Outside Date                                       Section 8.1(b)
Payor                                              Section 8.4
Person                                             Section 2.2(d)
Preferred Stock                                    Section 3.2(a)
Proceeding                                         Section 3.12
Property Restrictions                              Section 3.7(a)
Proxy Statement                                    Section 3.4(c)
Purchase Agreement                                 Section 3.3(a)
Qualifying Income                                  Section 8.4
Recipient                                          Section 8.4
Registration Statement                             Section 3.4(c)
REIT                                               Section 3.10(b)
REIT Requirements                                  Section 8.4
Release                                            Section 3.13(b)(iv)
Rights Plan                                        Section 3.22
SEC                                                Section 3.3(c)
Securities Act                                     Section 3.4(a)
Series A Preferred Stock                           Section 3.2(a)
Share Consideration                                Section 2.1(b)
Special Committee                                  Section 3.18
Stock Options                                      Section 3.2(b)
Stock Plan                                         Section 3.2(b)
Stockholders' Agreement                            Preamble
Subsidiary                                         Section 3.1(b)
Superior Proposal                                  Section 6.1(d)
Surviving Corporation                              Section 1.3
Syndicated Partnerships                            Section 6.16(a)
Tax                                                Section 3.10(a)
Tax Authority                                      Section 3.10(a)
Tax Return                                         Section 3.10(a)
Tax Returns                                        Section 3.10(a)
Taxes                                              Section 3.10(a)
Transfer                                           Section 6.1(a)(i)
UBSW                                               Section 3.18

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 1, 2001, is by and between Commercial Net Lease Realty, Inc., a Maryland corporation (the "Buyer"), and Captec Net Lease Realty, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of the Buyer and the Company deem it advisable and in the best interests of each corporation and its respective stockholders that the Buyer and the Company combine in order to advance the long-term business interests of the Buyer and the Company;

     WHEREAS, the combination of the Buyer and the Company shall be effected by the terms of this Agreement through a merger of the Company into the Buyer, as a result of which the stockholders of the Company will become stockholders of the Buyer (the "Merger");

     WHEREAS, as a condition to the willingness of, and an inducement to, Buyer to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain holders of Company Common Stock (as defined herein), are entering into a Stockholders' Agreement dated as of the date hereof (the "Stockholders' Agreement") in the form of Exhibit A attached hereto, providing for certain actions relating to the transactions contemplated by this Agreement; and

     WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Buyer and the Company agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing (as defined in Section 1.2), (i) the Buyer shall prepare, and on the Closing Date or as soon as practicable thereafter the Buyer shall cause to be filed with the Maryland Department of Assessments and Taxation, a certificate of merger (the "Maryland Certificate of Merger") in such form as is required by, and executed by the Surviving Corporation (as defined in Section 1.3) in accordance with, the relevant provisions of the Maryland General Corporation Law (the "MGCL") and shall make all other filings or recordings required under the MGCL and (ii) the Company shall prepare, and on the Closing Date or as soon as practicable thereafter, the Buyer shall cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger (the "Delaware Certificate of Merger" and collectively with the Maryland Certificate of Merger, the "Certificate of Mergers") in such form as is required by the Company in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at (i) such time as the Maryland Certificate of Merger has been duly filed with the Maryland Department of Assessments and Taxation and the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or (ii) such other time as is agreed upon by the Buyer and the Company and specified in the Certificate of Mergers. Such time is hereinafter referred to as the "Effective Time."

     1.2 Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., New York time, on a date to be specified by the Buyer and the Company (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, but subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Shaw Pittman, 2300 N Street, N.W., Washington, DC 20037, unless another date, place or time is agreed to in writing by the Buyer and the Company.

     1.3 Effects of the Merger. At the Effective Time: (i) the separate existence of the Company shall cease and the Company shall be merged with and into the Buyer (the Buyer and the Company are sometimes referred to below as the "Constituent Corporations" and the Buyer following the Merger is sometimes referred to below as the "Surviving Corporation"); (ii) the First Amended and Restated Articles of Incorporation of the Buyer shall be the First Amended and Restated Articles of Incorporation of the Surviving Corporation; and (iii) subject to Section 6.9, the Bylaws of the Buyer as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL and Section 3-114 of the MGCL.

     1.4 Directors and Officers. The directors and officers of the Buyer immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the First Amended and Restated Articles of Incorporation and Bylaws of the Surviving Corporation.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company:

          (a) Cancellation of Treasury Stock and Buyer-Owned Stock. All shares of the Company's common stock, $.01 par value per share ("Company Common Stock" or "Common Stock"), that are owned by the Company as treasury stock or by any wholly owned Subsidiary (as defined in Section 3.1) of the Company and any shares of Company Common Stock owned by the Buyer or any other wholly owned Subsidiary of the Buyer shall be cancelled and shall cease to exist and no stock of the Buyer or other consideration shall be delivered in exchange therefor.

          (b) Exchange Ratio for Company Common Stock. Subject to Section 2.2, each share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(a) and other than "Dissenting Shares" (as defined in Section 2.3 below)) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive .4575 shares Common Stock, par value $.01 per share, of the Buyer (the "Buyer Common Stock"), .21034679 shares of 9% Series A Non-Voting Preferred Stock, par value $.01 per share, of the Buyer (the terms of which are set forth in Exhibit B hereto) (the "Buyer Preferred Stock" and, collectively with the Buyer Common Stock, the "Share Consideration"), and $1.27 in cash (the "Cash Consideration" and, together with the Share Consideration, the "Merger Consideration").

          As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(b) and any cash in lieu of fractional shares of Buyer Common Stock and Buyer Preferred Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

          (c) Adjustments to Exchange Ratio. The exchange ratios with respect to the Buyer Common Stock and the Buyer Preferred Stock (the "Exchange Ratio") shall be adjusted to reflect fully the effect of any reclassification, combination, subdivision, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Buyer Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Buyer Common Stock or Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

          (d) Treatment of Company Stock Options. Following the Effective Time, each holder of a then-outstanding Company Stock Option (as defined in Section 3.2(b)) heretofore granted under any employee stock option or compensation plan or other arrangement with the Company shall be entitled (whether or not such Company Stock Option is then exercisable) to receive in cancellation of such Company Stock Option a cash payment from the Buyer in an amount equal to the amount, if any, by which the value of the Merger Consideration at the Effective Time exceeds the per-share exercise price of such Company Stock Option, multiplied by the number of shares of Company Common Stock then subject to such Company Stock Option (the "Option Settlement Amount"), subject to all required tax withholdings by the Company. For purposes of the preceding sentence, the value of the Buyer Preferred Stock shall be $25.00 per share and the value of the Buyer Common Stock shall be the closing price of Buyer Common Stock as reported on the New York Stock Exchange ("NYSE") on the day immediately preceding the Effective Time. Each Company Stock Option shall be canceled upon payment of the Option Settlement Amount therefor.

     2.2  Surrender of Certificates.

     (a) Exchange Agent. Prior to the Effective Time, the Buyer shall designate and appoint a bank or trust company reasonably acceptable by the Company as agent for the benefit of the holders of shares of Company Common Stock (the "Exchange Agent") for the purpose of exchanging certificates representing shares of Company Common Stock for the Merger Consideration.

     (b) Buyer to Provide Merger Consideration. Prior to the Effective Time, the Buyer will make available to the Exchange Agent, as needed, certificates representing the Buyer Common Stock and the Buyer Preferred Stock in respect of the Share Consideration and the Cash Consideration to be paid in respect of shares of Company Common Stock in accordance with the terms of Section 2.1(a).

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") that represented as of the Effective Time outstanding shares of Company Common Stock to be exchanged pursuant to Section 2.2(a), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Buyer may reasonably specify) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Buyer Common Stock and Buyer Preferred Stock, such holder's portion of the Cash Consideration and payment in lieu of fractional shares which such holder has the right to receive pursuant to Sections 2.1(a) and 2.2(h), after giving effect to any withholding rights described in Section 2.2(j) below, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive the Merger Consideration and the other amounts, if any, specified in this Agreement.

     (d) Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the shares of Company Common Stock represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares of Company Common Stock or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including, without limitation, a government or political subdivision or any agency or instrumentality thereof.

     (e) No Transfers after Effective Time. After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, certificates

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representing shares of Company Common Stock are presented to the Surviving
Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Section 2.2.

     (f) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to the Buyer Common Stock or the Buyer Preferred Stock, as applicable, constituting all or a portion of the Merger Consideration shall be paid to the holder of any unsurrendered certificate representing Company Common Stock until such certificates are surrendered as provided in this Section 2.2. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the certificates representing the Buyer Common Stock or the Buyer Preferred Stock, as applicable, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time payable prior to or on the date of such surrender with respect to such whole shares of Buyer Common Stock or the Buyer Preferred Stock, as applicable, and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of surrender and a payment date subsequent to the date of surrender payable with respect to such whole shares of Buyer Common Stock or the Buyer Preferred Stock, as applicable, less the amount of any withholding taxes which may be required thereon.

     (g) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued or paid upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or dividends or other distributions paid pursuant to Sections 2.2(f) or 2.2(h)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock.

     (h) No Fractional Shares. No certificate or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Buyer. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock or Buyer Preferred Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (rounding up to the nearest whole cent and without interest) in an amount equal to such fractional part of a share of (i) Buyer Common Stock multiplied by the closing price of Buyer Common Stock as reported on the NYSE on the day immediately preceding the Effective Time or
(ii) Buyer Preferred Stock multiplied by $25.00.

     (i) No Liability. To the extent permitted by law, none of the Buyer, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Stock (or dividends or distributions with respect thereto) for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by law, become the property of the Buyer free and clear of any claim or interest of any Person previously entitled thereto. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2(b) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to the Buyer, upon demand, and any such holder who has not exchanged his shares of Company Stock for the Merger Consideration in accordance with this Section 2.2(c) prior to that time shall thereafter look only to the Buyer for his claim for Buyer Common Stock, Buyer Preferred Stock, any cash in lieu of fractional shares of Buyer Common Stock or Buyer Preferred Stock or, as applicable, and any dividends or distributions with respect to Buyer Common Stock or Buyer Preferred Stock, as applicable, and the Cash Consideration.

     (j) Withholding Rights. Each of the Buyer and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to

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the making of such payment under the Code, or any other applicable provision of law. To the extent that amounts are so withheld by the Surviving Corporation or the Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Buyer, as the case may be.

     (k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue or pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Buyer Common Stock and Buyer Preferred Stock deliverable in respect thereof pursuant to this Agreement.

     2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that were not voted in favor of the Company Voting Proposal and as to which there has been compliance with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration except as provided in Section 262 of the DGCL in the event of a withdrawal of a demand for appraisal.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Buyer that the statements contained in this Article III are true and correct, except as set forth herein or in the disclosure schedule delivered by the Company to the Buyer on or before the date of this Agreement (the "Company Disclosure Schedule"). The Company Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify other paragraphs in this Article III.

     As used herein, "Company Material Adverse Effect" shall mean any change, effect or circumstance that is materially adverse to the financial condition, business or operations of the Company and its Subsidiaries (as defined below) taken as a whole (other than changes that result from economic factors affecting the economy as a whole or changes that are the result of factors generally affecting the specific industry or markets in which the Company operates and competes); provided, that (i) Company Material Adverse Effect shall not include
(A) any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with this Agreement or that is attributable to the announcement or performance of this Agreement or the transactions contemplated by this Agreement or (B) any adverse change in the Company's stock price and (ii) any failure of the Company to meet the financial projections of any analyst shall not, in and of itself, be taken into account in determining whether there has been a Company Material Adverse Effect.

     3.1  Organization, Standing and Power; Subsidiaries.

     (a) Each of the Company and its Subsidiaries (as defined below) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction in which the failure to be so qualified or licensed, individually or in the aggregate, would have a Company Material Adverse Effect.

     (b) Except as set forth in the Company SEC Reports (as defined in Section 3.4) filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or

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exercisable for any equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated. As used in this Agreement, the word "Subsidiary" means, with respect to a party, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which
(i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party and/or one or more of its Subsidiaries do not have a majority of the voting interest in such partnership), (ii) such party and/or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions, or (iii) such party and/or one or more of its Subsidiaries, directly or indirectly, owns or controls more than 50% of the equity, membership, partnership or similar interests but "Subsidiary" shall not include the Joint Ventures (as defined below).

     (c) Section 3.1(c) of the Company Disclosure Schedule lists the joint ventures of the Company (the "Joint Ventures").

     (d) The Company has made available to the Buyer complete and accurate copies of: (i) the Restated Certificate of Incorporation and Bylaws of the Company; (ii) the charter, bylaws or other organization documents of each Subsidiary of the Company; and (iii) the agreements governing the Joint Ventures.

     3.2  Capitalization.

     (a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock (the "Preferred Stock"), $.01 par value per share, of which 500,000 shares are designated as Series 1999-A Cumulative Preferred Stock and 50,000 have been designated as "Series A Preferred Stock". As of the close of business on the date of this Agreement, (i) 9,508,108 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company, and (iii) no shares of Preferred Stock were issued and outstanding.

     (b) Section 3.2(b) of the Company Disclosure Schedule lists the number of shares of Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date of this Agreement (such outstanding options, the "Stock Options") and the Captec Net Lease Realty, Inc. Long-Term Incentive Plan under which such options were granted (the "Stock Plan"). Except as set forth in this Section 3.2, as reserved for future grants under Stock Plan and Stock Options (i) there are no equity securities of any class of the Company or any of its Subsidiaries (other than equity securities of any such Subsidiary that are directly or indirectly owned by the Company), or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such shares. Neither the Company nor any of its Subsidiaries has outstanding any stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. To the Company's Knowledge, except as set forth in the Company Stockholders' Agreement, there are no agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock of the Company or any of its Subsidiaries. As used in this Agreement, the term "Company's Knowledge" shall mean the actual knowledge, after reasonable investigation, of the Company's President and Chief Executive Officer or its Executive Vice President and Chief Financial Officer.

     (c) All outstanding shares of Common Stock are, and all shares of Common Stock subject to issuance as specified in Section 3.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the

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Company's Restated Certificate of Incorporation or Bylaws or any agreement to which the Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Common Stock or the capital stock of the Company or any of its Subsidiaries or to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, the Company or any Subsidiary of the Company or any other entity, other than guarantees of bank obligations of Subsidiaries of the Company entered into in the ordinary course of business.

     (d) All of the outstanding shares of capital stock of each of the Company's Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature.

     3.3  Authority; No Conflict; Required Filings and Consents.

     (a) The Company has all requisite corporate power and authority to enter into this Agreement and the Asset Purchase Agreement of even date herewith (the "Purchase Agreement") among the Company, the Buyer, CRC Asset Acquisition LLC and two of its wholly-owned subsidiaries (the "JV Purchasers") and Patrick L. Beach and, subject to the adoption of this Agreement by the Company's stockholders under the DGCL, to consummate the transactions contemplated by this Agreement and the Purchase Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the adoption of this Agreement by the Company's stockholders under the DGCL. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms subject only to the adoption of this Agreement by the Company's stockholders under the DGCL.

     (b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Restated Certificate of Incorporation or Bylaws of the Company or the charter, Bylaws, or other organizational document of any of its Subsidiaries,
(ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) subject to compliance with the requirements specified in clauses (i), (ii), (iii), (iv) and (v) of Section 3.3(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets; or (iv) require the Company under the terms of any material agreement, contract, arrangement or understanding to which it is a party or by which it or its assets are bound, to obtain the consent or approval of, or provide notice to, any other party to any such agreement, contract, arrangement or understanding, except in the case of clauses (ii), (iii) and (iv) of this Section 3.3(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, failure to obtain consent or approval or failure to notify which, individually or in the aggregate, would not have a Company Material Adverse Effect.

     (c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) pre-merger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State, the Maryland

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Certificate of Merger with the Maryland Department of Assessments and Taxation and appropriate corresponding documents with the Secretaries of State of other states in which the Company is qualified as a foreign corporation to transact business, (iii) the filing of the Proxy Statement (as defined below) with the NASDAQ and the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) the filing of such reports or schedules under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws, and (vi) any consent, approval, license, permit, order, authorization, registration, declaration, notice or filing, which, if not obtained or made, would, individually or in the aggregate, not have a Company Material Adverse Effect.

     (d) The affirmative vote for adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock on the record date for the Company Meeting (as defined below) is the only vote of the holders of any class or series of the Company's capital stock or other securities necessary to approve the Company Voting Proposal (as defined below). There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. To the Company's Knowledge, as of the date hereof, Patrick Beach and W. Ross Martin own, in the aggregate, approximately 727,552 shares of Company Common Stock.

     3.4  SEC Filings; Financial Statements; Information Provided.

     (a) All forms, reports and other documents required to be filed by the Company with the SEC since January 1, 1999 (including those that the Company may file after the date hereof until the Closing) are referred to herein as the "Company SEC Reports." The Company SEC Reports (i) were or will be filed on a timely basis and (ii) were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, applicable to such Company SEC Reports. None of the Company SEC Reports when filed, after giving effect to any amendments and supplements thereto filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act or for normal year-end adjustments) and (iii) fairly presented or will fairly present the financial position of Company as of the dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The unaudited balance sheet of the Company as of March 31, 2001 is referred to herein as the "Company Balance Sheet."

     (c) The information to be supplied by the Company for inclusion in the registration statement on Form S-4 pursuant to which the Buyer Common Stock and Buyer Preferred Stock issued in connection with the Merger will be registered under the Securities Act (the "Registration Statement"), shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement not misleading. The information to be supplied by the Company for inclusion in the proxy statement/prospectus (the "Proxy Statement") to be sent to the stockholders of the Company in connection with the meeting of the Company's

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stockholders to consider the adoption of this Agreement and the Merger (the
"Company Meeting") shall not, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any Affiliate (as defined below) of the Company, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform the Buyer. As used in this Agreement, the term "Affiliate" shall have the same meaning as such term is defined in Rule 405 promulgated under the Securities Act.

     3.5  No Undisclosed Liabilities; Indebtedness.

     (a) Except (i) as disclosed in the Company SEC Reports filed prior to the date of this Agreement, (ii) for normal or recurring liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business, and
(iii) fees and expenses incident to the consummation of the transactions contemplated hereby, the Company and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise, that are required to be reflected in financial statements in accordance with GAAP and that, individually or in the aggregate, have had or will have a Company Material Adverse Effect.

     (b) Section 3.5(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred and the respective principal amounts outstanding thereunder as of the date of this Agreement. For purposes of Sections 3.5(b) and 4.5(b) of this Agreement, "indebtedness" means, with respect to any person, without duplication, (A) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person upon which interest charges are customarily paid, (D) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (E) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person or creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (F) all capitalized lease obligations of such person, (G) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (H) all letters of credit issued for the account of such person and (I) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

     3.6  Absence of Certain Changes or Events.

     (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there has not been, after the date of the Company Balance Sheet and prior to the date of this Agreement, any event, change or development in the business, financial condition or operations of the Company and its Subsidiaries, taken as a whole, which, individually or in the aggregate, has had a Company Material Adverse Effect.

     (b) During the period from March 31, 2001 to the date hereof, (i) there has not been any change by the Company in its accounting methods, principles or practices, any revaluation by the Company of any of its assets, including, writing down the value of inventory or writing off notes or accounts receivable and (ii) there has not been any action or event, and neither the Company nor any of its Subsidiaries has agreed in writing or otherwise to take any action, that would have required the consent of the Buyer pursuant to Section 5.1 had such action or event occurred or been taken after the date hereof and prior to the Effective Time.

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     3.7  Properties.

     (a) The Company or a Subsidiary of the Company owns good and marketable fee simple title (or leasehold estate) to each of the real properties identified in
Section 3.7(a) of the Company Disclosure Schedule (collectively, the "Company Properties" and each, a "Company Property"), which are all of the real properties owned by them as of the date hereof. Except (i) as set forth in the existing title reports identified in clause (v) below, (ii) for the Company Leases, and (iii) for any easements granted in the ordinary course of business since the date of such title reports, none of which has a Company Material Adverse Effect, no other Person has any real property ownership interest in any of the Company Properties. The Company Properties are not subject to any rights of way, written agreements, laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, "Property Restrictions") or liens (including liens for Taxes), mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (the "Encumbrances"), except for (iv) Property Restrictions imposed or promulgated by law or any Governmental Entity with respect to real property, including zoning regulations, which, individually or in the aggregate, would not have a Company Material Adverse Effect, (v) Property Restrictions and Encumbrances disclosed on existing title reports or existing surveys and easements granted in the ordinary course of business since the date of such reports, none of which would adversely effect the tenant's obligation to pay rent under the applicable Company Lease (as defined below) and
(vi) mechanics', carriers', workmen's and repairmen's liens and other Encumbrances and Property Restrictions, if any, which, individually or in the aggregate, would not have a Company Material Adverse Effect.

     (b) Valid policies of title insurance have been issued or irrevocably committed to be issued insuring the Company's or the applicable Company Subsidiary's fee simple title (or leasehold estate) to each of the Company Properties (or leasehold estate) owned by it in amounts at least equal to the purchase price thereof paid by Company or its Subsidiary in the case of Company Properties owned by the Company or any of its Subsidiaries, subject only to the matters and exceptions disclosed in such policies. Such policies are, at the date hereof, in full force and effect.

     (c) There has been no physical damage to any Company Properties which, individually or in the aggregate, would have a Company Material Adverse Effect after giving effect to any applicable insurance.

     (d) Neither Company nor any of the Company Subsidiaries nor, to the Company's Knowledge, any tenant under a Company Lease has received any notice with respect to any Company Property to the effect that any condemnation or rezoning proceedings are pending or threatened which, individually or in the aggregate, would have a Company Material Adverse Effect. All work to be performed, payments to be made and actions to be taken by the Company or the Company Subsidiaries prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action (e.g., local improvement district, road improvement district, environmental mitigation) material to Company and the Company Subsidiaries taken as a whole have been performed, paid or taken, as the case may be, and to the Company's Knowledge, no planned or proposed work, payments or actions that may be required after the date hereof pursuant to such agreements are material to Company and the Company Subsidiaries taken as a whole.

     (e) All of the Company's Properties are managed by Captec Net Lease Realty Advisors Inc. or Captec Financial Group Inc.

     (f) No Company Property is currently under development or subject to any agreement with respect to development, and neither the Company nor any Subsidiary shall enter into any such agreement between the date hereof and the Effective Time without the prior written approval of Buyer. For purposes of this
Section 3.7(f), "development" shall not include capital improvements made in the ordinary course of business to existing Company Properties and repairs made to existing Company Properties.

     3.8 Joint Venture Interests. The Company owns the interests in the Joint Ventures listed in Section 3.1(c) of the Company Disclosure Schedule free and clear of all security interests, liens, claims, pledges, agreements, charges or other encumbrances of any nature.

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     3.9  Leases.

     (a) Section 3.9(a) of the Company Disclosure Schedule sets forth a true and complete list of the leases to which any Company Property is subject (each, a "Company Lease" and together, the "Company Leases"). Prior to the date hereof, true and correct copies of the Company Leases have been made available to the Buyer.

     (b) Each of the Company Leases is a valid and subsisting lease with respect to the Company Property to which it relates and, to the Company's Knowledge, no event of monetary default has occurred under any Company Lease and no event of non-monetary default has occurred under any Company Lease that, in either case, individually or in the aggregate, would have a Company Material Adverse Effect.

     (c) Schedule 3.9(c) sets forth a copy of the rent roll of the Company (the "Company Rent Roll") that lists each Company Lease in effect as of the dates set forth therein, and that is true, correct and complete except for omissions or discrepancies that, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

     (d) With regard to any Company Properties where the Company or any Subsidiary of the Company (the "Ground Lessee") holds a leasehold estate (a "Ground Lease"): (i) the Ground Lease is a valid and subsisting lease and, to the Company's Knowledge, the Ground Lessee is not in default under any terms thereunder; and (ii) to the extent required under the Ground Lease, the Company will use its commercially reasonable efforts to obtain consent from the Lessor under the Ground Lease to the transaction contemplated hereby.

     3.10  Taxes.

     (a) Each of the Company and the Subsidiaries of the Company and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any Subsidiary of the Company is or has been a member has filed all Tax Returns (as defined below) required to be filed by it (after giving effect to any filed extension properly granted by a Tax Authority (as defined below) having authority to do so) and has timely paid all Taxes (as defined below) shown on such Tax Returns as required to be paid by it except (i) Taxes that are being contested in good faith by appropriate proceedings and for which the Company or the applicable Company Subsidiary shall have set aside on its books adequate reserves or (ii) where the failure to file such Tax Returns or pay such Taxes would not have a Company Material Adverse Effect. Each such Tax Return is complete and accurate except where any failure to be complete and accurate would not have a Company Material Adverse Effect. The most recent audited financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements except where any failure would not have a Company Material Adverse Effect. Since the date of the Company Balance Sheet, the Company has incurred no liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code, including without limitation any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither the Company nor any Subsidiary of the Company has incurred any material liability for Taxes other than in the ordinary course of business. To the Company's Knowledge, no material deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any Subsidiary of the Company, and no requests for waivers of the time to assess any such Taxes are pending and no extensions of time to assess any such Taxes are in effect. All Taxes required to be withheld, collected and paid over to any Tax Authority by the Company and any Subsidiary of the Company have been timely withheld, collected and paid over to the proper Tax Authority except where failure to do so would not have a Company Material Adverse Effect. There are no material pending actions or proceedings by any Taxing Authority for assessment or collection of any Tax. Complete copies of all federal, state and local income or franchise Tax Returns that have been filed by the Company and each Subsidiary of the Company for all taxable years beginning on or after January 1, 1998, any extensions filed with any Tax Authority that are currently in effect and all written communications with a Taxing Authority relating thereto, have been or will hereafter promptly be made available to the Buyer. The Company has not received notice of any claim by a Taxing Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that it is subject to taxation by the jurisdiction except where the failure to file such Tax Return or to be subject to taxation would not have a Company Material Adverse Effect. Neither the Company, nor any Subsidiary of the Company is obligated to make after the Closing any payment that would not be deductible pursuant to Section 162(m) of the Code except where the lack of such deduction would not have a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is party to, nor has any liability under (including liability with respect to any predecessor entity), any indemnification, allocation or sharing agreement with respect to Taxes. As used in this Agreement, "Tax" or "Taxes" shall include all federal, state, local and foreign income, property, sales, use, occupancy, transfer, recording, withholding, franchise, employment, excise and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions to tax with respect thereto. As used in this Agreement, "Tax Return" or "Tax Returns" shall include all original and amended returns and reports (including elections, claims, declarations, disclosures, schedules, computations and information returns) required to be supplied to a Tax Authority in any jurisdiction. As used in this Agreement, "Tax Authority" shall mean the Internal Revenue Service (the "IRS") and any other domestic or foreign bureau, department, entity, agency or other Governmental Entity responsible for the administration of any Tax.

     (b) The Company (i) for all taxable years commencing with its initial taxable year through December 31, 2000 has been operated so as to qualify as a real estate investment trust (a "REIT") within the meaning of Section 856 of the Code and has been so qualified as a REIT for such years, (ii) and will continue to operate to the Closing, in such a manner as to qualify as a REIT for the taxable year beginning January 1, 2001 determined as if the taxable year of the REIT ended as of the Closing and (iii) has not taken or omitted to take any action which would result in a challenge to its status as a REIT, and no such challenge is pending or to the Company's Knowledge threatened. Each Subsidiary of the Company which is a partnership or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded as a separate entity, as the case may be, and has not been treated for federal income tax purposes as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by the Company of a direct or indirect interest therein owned any assets (including, without limitation, securities) that would cause the Company to violate Section 856(c)(4) of the Code. The nature of the assets of the Company and the Subsidiaries of the Company is such that the sale of all of the assets owned by them would not cause the Company to be disqualified as a REIT under Code Section 856(c)(2) or 856(c)(3) or otherwise. Each Subsidiary of the Company that is a corporation either (i) has been since its formation a qualified REIT subsidiary under Section 856(i) of the Code or
(ii) has been since January 1, 2001, a taxable REIT subsidiary under Section 856(1) of the Code.

     3.11 Intellectual Property. The Company and the Subsidiaries of the Company own, or are licensees of or otherwise possess legally enforceable rights to use, all material patents, trademarks, trade names, domain names, service marks and copyrights, any applications for and registrations of such patents, trademarks, trade names, domain names, service marks and copyrights, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are used or necessary to conduct the business of the Company and the Subsidiaries of the Company as currently conducted, or would be used or necessary as such business is planned to be conducted, except where the failure to own, be so licensed or otherwise possess, individually or in the aggregate, would not have a Company Material Adverse Effect.

     3.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation (a "Proceeding") pending or, to the Company's Knowledge, threatened against the Company or any of the Subsidiaries which, individually or in the aggregate, will have a Company Material Adverse Effect. There are no judgments, orders or decrees outstanding against the Company which, individually or in the aggregate, would have a Company Material Adverse Effect. Notwithstanding the foregoing, (i) Schedule 3.12 to the Company's Disclosure Schedule sets forth each and every material uninsured claim, equal employment opportunity claim and claim relating to sexual harassment and/or discrimination pending or, to the Knowledge of the Company, threatened as of the date hereof, in each case with a brief summary of such claim or threatened claim and (ii) no claim has been made under any directors' and officers' liability insurance policy at any time by the Company or any Subsidiary.

     3.13  Environmental Matters.

     (a) Except for such matters which, individually or in the aggregate, have not had, and will not have, a Company Material Adverse Effect:

          (i) the Company and each of its Subsidiaries are currently and, at all times during the Company's and each of its Subsidiaries' ownership or operation of their businesses and properties, have been, in material compliance with all applicable Environmental Laws;

          (ii) no Environmental Claims have been asserted or assessed against the Company, any of its Subsidiaries or, to the Company's Knowledge, any tenant under any of the Company Leases with regard to any of the Company Properties, and, to the Company's Knowledge, no Environmental Claims are pending or threatened against the Company, any of its Subsidiaries or any tenants under any of the Company Leases with regard to any of the Company
     Properties:

          (iii) there has not been, and is not now present, any Contamination at any property currently owned, leased or operated by the Company and its Subsidiaries (including soils, groundwater, surface water in, on or under such properties), and no such property is in the National Priorities List or, to the Company's Knowledge, any other list, schedule, log, inventory or record, however defined, maintained by any federal, state or local Governmental Entity with respect to sites from which there is or has been a Release of a Hazardous Substance;

          (iv) there was no Contamination at any property formerly owned, leased or operated by the Company or any of its Subsidiaries during, or to the Company's Knowledge, prior to the period of ownership or operation by the Company or any of its Subsidiaries (including soils, groundwater, surface water in, on or under such properties), and no such property is on the National Priorities List or, to the Company's Knowledge, any other list, schedule, log, inventory or record, however defined, maintained by any federal, state or local Governmental Entity with respect to sites from which there is or has been a Release of a Hazardous Substance;

          (v) neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any tenant of any Company Property is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances that obligates or may obligate the Company or any of its Subsidiaries to pay money; and

          (vi) the Company has made available to the Buyer, prior to the execution and delivery of this Agreement, complete copies of any and all Environmental Documents pertaining to the Company Properties.

     (b) For purposes of this Agreement, the following terms shall have the following meanings:

          (i) "Environmental Law" means any law, statute, regulation, order, decree, permit, authorization, code, ordinance, rule, policy, opinion, consent decree, judicial order, administrative order, agency requirement, or common law of any jurisdiction relating to: (A) the environment, human health or safety associated with the environment, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (C) noise, odor, wetlands, pollution, Contamination or any injury or threat of injury to persons or property.

          (ii) "Environmental Claims" means: (A) any claim, demand, action or proceeding brought or instigated by any Governmental Entity or other third party in connection with any Environmental Law (including without limitation civil, criminal and/or administrative proceedings), whether or not seeking costs, damages, penalties or expenses; and (B) third party claims, actions, demands or proceedings, based on negligence, trespass, strict liability, nuisance, toxic tort or detriment to human

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     health or welfare due to any Release of a Hazardous Substance, and whether or not seeking costs, damages, penalties or expenses.

          (iii) "Contamination" means the presence of, or Release on, under, from or to the environment of any Hazardous Substance, except the routine storage and use of Hazardous Substances from time to time in the ordinary course of business, in compliance with Environmental Laws and with good commercial practice.

          (iv) "Release" means mean the spilling, leaking, disposing, discharging, emitting, depositing, injecting, leaching, escaping or any other release or threatened release and whether intentional or unintentional, of any Hazardous Substance.

          (v) "Hazardous Substance" means: (A) any hazardous substance, pollutant or contaminant, as such terms are defined under the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Sections 9601 et seq., or analogous state Environmental Law; (B) any petroleum or petroleum product or by-product, asbestos or asbestos-containing material, urea-formaldehyde, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; and
     (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

          (vi) "Environmental Documents" means: (A) any and all documents received by the Company or its Subsidiaries from the United States Environmental Protection Agency ("EPA") or any other Governmental Entity concerning the environmental condition of any property owned, leased or operated at any time by the Company or any Subsidiary of the Company, or the effect of the Company's business operations or the business operations of any Subsidiary of the Company on the environmental condition of such property; and (B) any and all documents submitted by the Company or any Subsidiary of the Company during the past five years to the EPA or any state, county or municipal environmental or health agency concerning the environmental condition of any property owned, leased or operated at any time by the Company or any Subsidiary of the Company, or the effect of the Company's business operations or the business operations of any Subsidiary of the Company on the environmental condition of such property.

     3.14  Employee Benefit Plans.

     (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock or stock appreciation plan or other forms of incentive compensation or post-retirement compensation; (ii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended; (iii) "ERISA Affiliate" means any entity which is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary thereof, and (D) "Employee Plan" means any Employee Benefit Plan maintained, or contributed to, by the Company, any Subsidiary of the Company or any ERISA Affiliate. Each Employee Plan is identified on Schedule 3.14(a) of the Company's Disclosure Schedule. With respect to each Employee Plan, true, correct and complete copies of all of the following documents, if applicable, have been delivered or made available to Buyer: (i) all plan documents and amendments thereto; (ii) written descriptions of any unwritten plans or policies; (iii) all trust agreements, annuity contracts, insurance policies and other documents relating to the funding or payment of benefits under the Employee Plan; (iv) all service contracts and agreements; (v) the three (3) most recent Forms 5500 and any financial statements attached thereto;
(vi) the most recent actuarial and valuation report; (vii) the most recent IRS determination letter and all requests for rulings or determinations concerning such Employee Plan requested from the IRS subsequent to the date of that letter; (viii) the most recent IRS opinion letter; (ix) the most recent summary plan description, summary of material modifications, and summary annual report, and/or written interpretation of the Employee Plan provided to employees; (x) copies of the nondiscrimination (including section 415) testing for the last three (3) years, and (xi) all other documents, forms or other instruments relating to Employee Plans reasonably requested by Buyer. There has been no "reportable event" within the meaning of Section 4043 of ERISA with respect to any Employee Plan for which the notice requirement has not been waived and which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the Pension Benefit Guarantee Corporation to institute termination proceedings with respect to any Employee Plan.

     (b) Each Employee Plan has been administered in all material respects in accordance with its terms and all applicable laws, including, without limitation, the Code and ERISA, and each of the Company, its Subsidiaries and any ERISA Affiliates has in all material respects met its obligations with respect to such Employee Plan and has made all required contributions thereto (or reserved such contributions on the Company Balance Sheet), in each case except as would not cause a Company Material Adverse Effect.

     (c) With respect to the Employee Plans, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Company, in each case except as would not cause a Company Material Adverse Effect. No Employee Plan is maintained by the Company that provides health coverage to former employees of the Company, except as is required under Section 4980B of the Code. The Company has no liability with respect to any Employee Plan maintained by an ERISA Affiliate.

     (d) Each of the Employee Plans that is intended to be qualified under
Section 401(a) of the Code has received determination letters from the IRS to the effect that such Employee Plan is qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked and, to the Company's Knowledge, revocation has not been threatened. No lawsuit or other action has been brought or, to the Company's Knowledge, threatened with respect to any Employee Plan (excluding claims for benefits brought in the ordinary course of plan activities) and no audit, examination or other action has been brought or, to the Company's Knowledge, threatened with respect to any Employee Plan by any Governmental Entity. The Company has incurred no tax liability under Sections 4971 through 4980B and 4980D of the Code or civil liability under Sections 502(i) or (l) of ERISA.

     (e) Neither the Company, any Subsidiary nor any ERISA Affiliate has (i) ever maintained an Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). No Employee Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

     (f) Neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any stockholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, or (B) providing any term of employment or compensation guarantee or (ii) agreement, plan or arrangement under which any person may receive payments from the Company or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code.

     (g) There has been no amendment to, written interpretation of or announcement by the Company or any ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan that would result in a material increase in the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year of the Company ended prior to the date

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hereof. Neither the Company nor any ERISA Affiliate has any plan or commitment, whether legally binding or not, to create any additional Employee Plan, or to modify or change any existing Employee Plan that would affect any employee or terminated employee of the Company, any of its Subsidiaries, or any ERISA Affiliate.

     3.15 Compliance With Laws. The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect.

     3.16 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.

     3.17 Insurance. (a) Each insurance policy maintained by the Company (the "Insurance Policies") is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full, (b) to the Company's Knowledge, none of the Insurance Policies will terminate or lapse by reason of the transactions contemplated by this Agreement, (c) the Company, and its Subsidiaries have complied in all material respects with the provisions of each Insurance Policy under which it is the insured party, (d) no insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy, and (e) all material claims under the Insurance Policies have been filed in a timely fashion, in each case except as is not reasonably likely to have a Company Material Adverse Effect.

     3.18 Opinion of Financial Advisor. UBS Warburg LLC ("UBSW"), financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee"), has delivered to the Special Committee and the Board of Directors of the Company (the "Board") an opinion to the effect that the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

     3.19 Related Party Transactions. Schedule 3.19 to the Company Disclosure Schedule sets forth a list of all material arrangements, agreements and contracts entered into by the Company or any Subsidiary of the Company that are in effect and which are with (a) any investment banker or financial advisor, in each case, relating to any obligation to make, or which could result in the making of, any payment (except pursuant to indemnification obligations) or (b) any Person who is an officer, director or Affiliate of the Company or any Subsidiary of the Company, any relative of any of the foregoing or any entity of which any of the foregoing is an Affiliate. Such documents, copies of all of which have previously been delivered or made available to the Buyer, are listed in Schedule 3.19 to the Company Disclosure Schedule.

     3.20 Payments to Employees, Officers or Directors. Schedule 3.20 to the Company Disclosure Schedule contains a true and complete list of all arrangements, agreements or plans pursuant to which cash and non-cash payments which will become payable to any employee, officer or director of the Company or any Subsidiary of the Company as a result of the Merger or a termination of service subsequent to the consummation of the Merger and the aggregate amount of cash payments that will become payable as a result thereof. Except as described in Schedule 3.20 to the Company Disclosure Schedule, or as otherwise provided for in this Agreement, there is no employment or severance contract, or other agreement requiring payments, cancellation of indebtedness or other obligation to be made on a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Agreement or as a result of a termination of service subsequent to the consummation of any of the transactions contemplated by this Agreement, with respect to any employee, officer or director of the Company or any Subsidiary of the Company. Except as described in
Schedule 3.20 of the Company Disclosure Schedule, there is no agreement or arrangement with any employee, officer or other service provider under which the Company or any Subsidiary of the Company has agreed to pay any tax that might be owed under Section 4999 of the Code with respect to payments to such individuals.

     3.21 Permits. The Company and each of its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted or as presently contemplated to be conducted, except for such permits, licenses and franchises the absence of which, individually or in the aggregate, have not resulted in and will not result in a Company Material Adverse Effect (the "Company Permits"). The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. There is no pending threat of modification or cancellation of any Company Permit that, individually or in the aggregate, would have a Company Material Adverse Effect. To the Company's Knowledge and except to the extent caused by the lack of one or more approvals, notifications, reports or other filings set forth in paragraph 3.3(c) of this Agreement, no Company Permit will cease to be effective as a result of the consummation of transactions contemplated by this Agreement.

     3.22 Section 203 of the DGCL Not Applicable; Rights Plan. Assuming the accuracy of the representations contained in Section 4.23 below, the Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger. The Board has taken all action necessary so that the Company's entering into this Agreement and completing the Merger will not trigger the adverse consequences of the Stockholder Rights Agreement between the Company and Norwest Bank Minnesota, N.A., as rights agent, dated as of September 17, 1999 (the "Rights Plan").

     3.23 Tax Matters. To the Company's Knowledge, after consulting with its independent auditors and outside legal counsel, neither the Company nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under
Section 368(a) of the Code.

     3.24 Brokers. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except UBSW, whose fees and expense will be paid by the Company. The Company has delivered to the Buyer a complete and accurate copy of the agreement pursuant to which UBSW is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

     The Buyer represents and warrants to the Company that the statements contained in this Article IV are true and correct, except as set forth herein or in the disclosure schedule delivered by the Buyer to the Company on or before the date of this Agreement (the "Buyer Disclosure Schedule"). The Buyer Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify other paragraphs in this Article IV.

     As used herein, "Buyer Material Adverse Effect" shall mean any change, effect or circumstance that is materially adverse to the financial condition, business or operations of the Buyer and its Subsidiaries taken as a whole (other than changes that result from economic factors affecting the economy as a whole or changes that are the result of factors generally affecting the specific industry or markets in which the Buyer operates and competes); provided, that
(i) Buyer Material Adverse Effect shall not include (A) any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with this Agreement or that is attributable to the announcement or performance of this Agreement or the transactions contemplated by this Agreement or (B) any adverse change in the Buyer's stock price and (ii) any failure of the Buyer to meet the financial projections of any analyst shall not, in

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and of itself, be taken into account in determining whether there has been a
Buyer Material Adverse Effect.

     4.1  Organization, Standing and Power.

     (a) Each of the Buyer and the Buyer's other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would have a Buyer Material Adverse Effect.

     (b) Except as set forth in the Buyer SEC Reports (as defined in Section 4.4) filed prior to the date of this Agreement, neither the Buyer nor any of its Subsidiaries directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated.

     (c) The Buyer has delivered to the Company complete and accurate copies of the First Amended and Restated Articles of Incorporation and Bylaws of Buyer.

     4.2  Capitalization.

     (a) The authorized capital stock of the Buyer consists of 90,000,000 shares of Buyer Common Stock and 15,000,000 shares of preferred stock, $.01 par value per share. As of the close of business on the date of this Agreement, (i) 30,548,174.807 shares of Buyer Common Stock were issued and outstanding, (ii) no shares of Buyer Common Stock were held in the treasury of the Buyer or by Subsidiaries of the Buyer, and (iii) no shares of preferred stock were issued and outstanding.

     (b) Section 4.2(b) of Buyer Disclosure Schedule lists the number of shares of Buyer Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date of this Agreement (such outstanding options, the "Buyer Stock Options") and the plans under which such options were granted (collectively, the "Buyer Stock Plans"). Except (x) as set forth in this
Section 4.2, and (y) as reserved for future grants under Buyer Stock Plans and Buyer Stock Options (i) there are no equity securities of any class of the Buyer or any of its Subsidiaries (other than equity securities of any such Subsidiary that are directly or indirectly owned by the Buyer), or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Buyer or any of its Subsidiaries is a party or by which the Buyer or any of its Subsidiaries is bound obligating the Buyer or any of its Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of the Buyer or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such shares. Neither the Buyer nor any of its Subsidiaries has outstanding any stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. To the Buyer's Knowledge there are no agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock of the Buyer or any of its Subsidiaries. As used in this Agreement, the term "Buyer's Knowledge" shall mean the actual knowledge, after reasonable investigation of the Chairman, Chief Executive Officer, President, Chief Operating Officer or Chief Financial Officer.

     (c) All outstanding shares of Buyer Common Stock are, and all shares of Buyer Common Stock subject to issuance as specified in Section 4.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, and all shares of the Share Consideration to be issued pursuant to Section 2.1(c) above, in connection with the Merger, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal,

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preemptive right, subscription right or any similar right under any provision of the MGCL, the Buyer's First Amended and Restated Articles of Incorporation or Bylaws or any agreement to which the Buyer is a party or is otherwise bound. There are no obligations, contingent or otherwise, of the Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Buyer Common Stock or the capital stock of the Buyer or any of its Subsidiaries or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in the Buyer or any Subsidiary of the Buyer or any other entity, other than guarantees of bank obligations of Subsidiaries of the Buyer entered into in the ordinary course of business.

     (d) All of the outstanding shares of capital stock of each of the Buyer's Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors' qualifying shares in the case of non-U.S. Subsidiaries, all of which the Buyer has the power to cause to be transferred for no or nominal consideration to the Buyer or the Buyer's designee) are owned, of record and beneficially, by the Buyer or another Subsidiary of the Buyer free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Buyer's voting rights, charges or other encumbrances of any nature.

     4.3  Authority; No Conflict; Required Filings and Consents.

     (a) The Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and the Purchase Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Buyer has been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable in accordance with its terms.

     (b) The execution and delivery of this Agreement by the Buyer does not, and the consummation of the transactions contemplated by this Agreement will not,
(i) conflict with, or result in any violation or breach of, any provision of the First Amended and Restated Articles of Incorporation or Bylaws of the Buyer or the charter, Bylaws or other organizational document of any other Subsidiary of the Buyer, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Buyer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clause (i), (ii), (iii), (iv),
(v), and (vi) of Section 4.3(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Buyer or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses which, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

     (c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) pre-merger notification under the HSR Act, (ii) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State, the Maryland Certificate of Merger with the Maryland Department of Assessments and Taxation and appropriate corresponding merger documents with the Secretaries of State of other states in which the Company is qualified as a foreign corporation to transact business,
(iii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iv) the filings of such reports or schedules under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws, (vi) approval for listing

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the shares of Buyer Common Stock and the Buyer Preferred Stock on the NYSE,
subject to official notification of issuance and (vii) any consent, approval, license, permit, order, authorization, registration, declaration, notice or filing, which, if not so obtained or made, would, individually or in the aggregate, not have a Buyer Material Adverse Effect.

     4.4  SEC Filings; Financial Statements.

     (a) All forms, reports and other documents required to be filed by the Buyer with the SEC since January 1, 1999 (including those that the Buyer may file after the date hereof until the Closing) are referred to herein as the "Buyer SEC Reports." The Buyer SEC Reports (i) were or will be filed on a timely basis and (ii) were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer SEC Reports. As of their respective dates, the Buyer SEC Reports, after giving effect to any amendments and supplements thereto filed prior to the date hereof, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Buyer SEC Reports. None of the Buyer SEC Reports when filed, after giving effect to any amendments and supplements thereto filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Buyer SEC Reports (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act or for normal year-end adjustments), and (iii) fairly presented or will fairly present the consolidated financial position of the Buyer as of the dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The unaudited balance sheet of the Buyer as of March 31, 2001 is referred to herein as the "Buyer Balance Sheet."

     (c) The information to be supplied by the Buyer for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement not misleading. The information to be supplied by the Buyer for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Buyer or any of its Affiliates, officers or directors should be discovered by the Buyer which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Buyer shall promptly inform the Company.

     4.5  No Undisclosed Liabilities; Indebtedness.

     (a) Except (i) as disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, (ii) for normal or recurring liabilities incurred since the date of the Buyer Balance Sheet in the ordinary course of business consistent with past practices, and (iii) fees and expenses incident to the consummation of the transactions contemplated hereby, the Buyer and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise, that are required to be reflected in financial statements in accordance

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with GAAP and that, individually or in the aggregate, have had or will have a
Buyer Material Adverse Effect.

     (b) Section 4.5(b) of the Buyer Disclosure Schedule sets forth a complete and accurate list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness (as defined in Section 3.5(b) above) of the Buyer or any of its Subsidiaries in an aggregate principal amount in excess of $5,000,000 is outstanding or may be incurred and the respective principal amounts outstanding thereunder as of the date of this Agreement.

     4.6  Absence of Certain Changes or Events.

     (a) Except as disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, there has not been, after the date of the Buyer Balance Sheet and prior to the date of this Agreement, any event, change or development in the business financial condition or operations of the Buyer and its Subsidiaries, taken as a whole, which, individually or in the aggregate, has had a Buyer Material Adverse Effect.

     (b) During the period from March 31, 2001 to the date hereof, (i) there has not been any change by the Buyer in its accounting methods, principles or practices, any revaluation by the Buyer of any of its assets, including, writing down the value of inventory or writing off of notes or accounts receivable, and
(ii) there has not been any action or event, and neither the Buyer nor any of its Subsidiaries has agreed in writing or otherwise to take any action, that would have required the consent of the Company pursuant to Section 5.2 had such action or event occurred or been taken after the date hereof and prior to the Effective Time.

     4.7  Properties.

     (a) The Buyer or a Subsidiary of the Buyer owns good and marketable fee simple title (or leasehold estate) to each of the real properties identified in
Section 4.7(a) of the Buyer Disclosure Schedule (collectively, the "Buyer Properties" and each, a "Buyer Property"), which are all of the real properties owned by them as of the date hereof. Except (i) as set forth in the existing title reports identified in clause (v) below, (ii) for the Buyer Leases, and
(iii) for any easements granted in the ordinary course of business since the date of such title reports, none of which has a Buyer Material Adverse Effect, no other Person has any real property ownership interest in any of the Buyer Properties. The Buyer Properties are not subject to any Property Restrictions or Encumbrances, except for (iv) Property Restrictions imposed or promulgated by law or any Governmental Entity with respect to real property, including zoning regulations, which, individually or in the aggregate, would not have a Buyer Material Adverse Effect, (v) Property Restrictions and Encumbrances disclosed on existing title reports or existing surveys, and (vi) mechanics', carriers', workmen's and repairmen's liens and other Encumbrances and Property Restrictions, if any, which, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

     (b) Valid policies of title insurance have been issued insuring the Buyer or the applicable Buyer Subsidiary's fee simple title (or leasehold estate) to each of the Buyer Properties owned by it in amounts at least equal to the purchase price thereof paid by Buyer or its Subsidiary in the case of Buyer Properties owned by the Buyer or its Subsidiaries subject only to the matters disclosed above. Such policies are, at the date hereof, in full force and effect.

     (c) There has been no physical damage to any Buyer Properties which, individually or in the aggregate, would have a Buyer Material Adverse Effect after giving effect to any applicable insurance.

     (d) Neither Buyer nor any of the Buyer Subsidiaries has received any notice with respect to any Buyer Property to the effect that any condemnation or rezoning proceedings are pending or threatened which, individually or in the aggregate, would have a Buyer Material Adverse Effect. All work to be performed, payments to be made and actions to be taken by the Buyer or the Buyer Subsidiaries prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action (e.g., local improvement district, road

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improvement district, environmental mitigation) material to Buyer and the Buyer
Subsidiaries taken as a whole have been performed, paid or taken, as the case may be, and to the Buyer's Knowledge, no planned or proposed work, payments or actions that may be required after the date hereof pursuant to such agreements are material to Buyer and the Buyer Subsidiaries taken as a whole.

     (e) No Buyer Property is currently under development or subject to any agreement with respect to development, and neither the Buyer nor any Subsidiary of the Buyer, other than in the ordinary course of business, shall enter into any such agreement between the date hereof and the Effective Time without the prior written approval of the Company. For purposes of this Section 4.7(e), "development" shall not include capital improvements made in the ordinary course of business to existing Buyer Properties and repairs made to existing Buyer Properties.

     4.8 Leases. Each lease to which any Buyer Property is subject is a valid and subsisting lease and, to the Buyer's Knowledge, no event of default has occurred under any such lease that, individually or in the aggregate, would have a Buyer Material Adverse Effect.

     4.9  Taxes.

     (a) Each of the Buyer and the Subsidiaries of the Buyer and any consolidated, combined, unitary or aggregate group for tax purposes of which the Buyer or any Subsidiary of the Buyer is or has been a member has timely filed all Tax Returns required to be filed by it (after giving effect to any timely filed extension properly granted by a Tax Authority having authority to do so) and has timely paid (or the Buyer has timely paid on its behalf) all Taxes shown on such Tax Returns as required to be paid by it except (i) Taxes that are being contested in good faith by appropriate proceedings and for which the Buyer or the applicable Buyer Subsidiary shall have set aside on its books adequate reserves or (ii) where the failure to file such Tax Returns or pay such Taxes would not have a Buyer Material Adverse Effect. Each such Tax Return is complete and accurate except where any failure to be complete and accurate would not have a Buyer Material Adverse Effect. The most recent audited financial statements contained in the Buyer SEC Reports reflect an adequate reserve for all Taxes payable by the Buyer and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements except where any failure would not have a Buyer Material Adverse Effect. Since the Buyer Balance Sheet Date, the Buyer has incurred no liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code, including without limitation any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither the Buyer nor any Subsidiary of the Buyer has incurred any material liability for Taxes other than in the ordinary course of business. No material deficiencies for any Taxes have been proposed, asserted or assessed against the Buyer or any Subsidiary of the Buyer, and no requests for waivers of the time to assess any such Taxes are pending and no extensions of time to assess any such Taxes are in effect. All Taxes required to be withheld, collected and paid over to any Tax Authority by the Buyer and any Subsidiary of the Buyer have been timely withheld, collected and paid over to the proper Tax Authority except where failure to do so would not have a Buyer Material Adverse Effect. There are no material pending actions or proceedings by any Taxing Authority for assessment or collection of any Tax. Complete copies of all federal, state and local income or franchise Tax Returns that have been filed by the Buyer and each Subsidiary of the Buyer for all taxable years beginning on or after January 1, 1998, all extensions filed with any Tax Authority that are currently in effect and all written communications with a Taxing Authority relating thereto, have been or will hereafter promptly be delivered to the Buyer and the representatives of the Buyer. No claim has been made by a Taxing Authority in a jurisdiction where the Buyer or any Subsidiary of the Buyer does not file Tax Returns that it is or may be subject to taxation by the jurisdiction except where the failure to file such Tax Return would not have a Buyer Material Adverse Effect. Neither the Buyer, nor any Subsidiary of the Buyer is obligated to make after the Closing any payment that would not be deductible pursuant to
Section 162(m) of the Code except where the lack of such deduction would not have a Buyer Material Adverse Effect. Neither the Buyer nor any Subsidiary of the Buyer is party to, nor has any liability under (including liability with respect to any predecessor entity), any indemnification, allocation or sharing agreement with respect to Taxes.

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     (b) The Buyer (i) for all taxable years commencing with its initial taxable year through December 31, 2000 has been operated so as to qualify as a REIT within the meaning of Section 856 of the Code and has been so qualified as a REIT for such years, (ii) and will continue to operate to the Closing, in such a manner as to qualify as a REIT for the taxable year beginning January 1, 2001 determined as if the taxable year of the REIT ended as of the Closing and (iii) has not taken or omitted to take any action which would result in a challenge to its status as a REIT, and no such challenge is pending or, to the Buyer's Knowledge, threatened. Each Subsidiary of the Buyer which is a partnership or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded as a separate entity, as the case may be, and has not been treated for federal income tax purposes as a corporation or an association taxable as a corporation and
(ii) has not since the later of its formation or the acquisition by the Buyer of a direct or indirect interest therein owned any assets (including, without limitation, securities) that would cause the Buyer to violate Section 856(c)(4) of the Code. The nature of the assets of the Buyer and its Subsidiaries is such that the sale of all of the assets owned by them would not cause the Buyer to be disqualified as a REIT under Code Section 856(c)(2) or 856(c)(3) or otherwise. Each Subsidiary of the Buyer that is a corporation either (i) has been since its formation a qualified REIT subsidiary under Section 856(i) of the Code or (ii) has been since January 1, 2001, a taxable REIT subsidiary under Section 856(1) of the Code.

     4.10 Intellectual Property. The Buyer and its Subsidiaries own, or are licensees or otherwise possess legally enforceable rights to use, all material patents, trademarks, trade names, domain names, service marks and copyrights, any applications for and registrations of such patents, trademarks, trade names, domain names, service marks and copyrights, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are used or necessary to conduct the business of the Buyer and its Subsidiaries as currently conducted, or would be used or necessary as such business is planned to be conducted, except where the failure to own, be so licensed or otherwise possess, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

     4.11 Litigation. There is no Proceeding pending or, to the Buyer's Knowledge, threatened against the Buyer or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Buyer Material Adverse Effect. There are no judgments, orders or decrees outstanding against the Buyer which, individually or in the aggregate, would have a Buyer Material Adverse Effect.

     4.12 Environmental Matters. Except for such matters which, individually or in the aggregate, have not had, and will not have, a Buyer Material Adverse
Effect:

          (a) the Buyer and each of its Subsidiaries are currently and, at all times during the Buyer's and each of the Subsidiaries' ownership or operation of their businesses and properties, have been, in material compliance with all applicable Environmental Laws;

          (b) no Environmental Claims have been asserted or assessed against the Buyer, any of its Subsidiaries or, to the Buyer's Knowledge, any tenant under any Buyer Lease with regard to a Buyer Property and, to the Buyer's Knowledge, no Environmental Claims are pending or threatened against the Buyer, any of its Subsidiaries, or any tenant under any Buyer Lease with regard to a Buyer Property;

          (c) there has not been, and is not now present, any Contamination at any property currently owned, leased or operated by the Buyer and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures on such properties), and no such property is in the National Priorities List or, to the Buyer's Knowledge, any other list, schedule, log, inventory or record, however defined, maintained by any federal, state or local Governmental Entity with respect to sites from which there is or has been a Release of a Hazardous Substance;

          (d) there was no Contamination at any property formerly owned, leased or operated by the Buyer or any of its Subsidiaries during or, to Buyer's Knowledge, prior to or during the period of ownership or operation by the Buyer or any of its Subsidiaries (including soils, groundwater, surface

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     water, buildings or other structures on such properties), and no such property is in the National Priorities List or, to the Buyer's Knowledge, any other list, schedule, log, inventory or record, however defined, maintained by any federal, state or local governmental agency with respect to sites from which there is or has been a Release of a Hazardous Substance; and

          (e) neither the Buyer nor any of its Subsidiaries nor, to the Buyer's Knowledge, any tenant of any Buyer Property, is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

     4.13  Employee Benefit Plans.

     (a) Each Employee Benefit Plan maintained, or contributed to, by the Buyer, any Subsidiary of the Buyer or any ERISA Affiliate of the Buyer (a "Buyer ERISA Affiliate") (such plans together, the "Buyer Employee Plans") has been administered in all material respects in accordance with its terms and each of the Buyer, the Buyer's Subsidiaries and the Buyer ERISA Affiliates has in all material respects met its obligations with respect to such Buyer Employee Plan and has made all required contributions thereto (or reserved such contributions on the Buyer Balance Sheet), in each case except as would not cause a Buyer Material Adverse Effect.

     (b) With respect to the Buyer Employee Plans, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Buyer, in each case except as would not cause a Buyer Material Adverse Effect.

     (c) Each of the Buyer Employee Plans that is intended to be qualified under
Section 401(a) of the Code has received determination letters from the IRS to the effect that such Buyer Employee Plans is qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked and, to Buyer's Knowledge, revocation has not been threatened.

     (d) Neither the Buyer, any Subsidiary of the Buyer nor any Buyer ERISA Affiliate has (i) ever maintained a Buyer Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). No Buyer Employee Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

     (e) Neither the Buyer nor any of its Subsidiaries is a party to any oral or written (i) agreement with any stockholders, director, executive officer or other key employee of the Buyer or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Buyer or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, or (B) providing any term of employment or compensation guarantee or (ii) agreement, plan or arrangement under which any person may receive payments from the Buyer or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code.

     4.14 Compliance With Laws. The Buyer and each of its Subsidiaries has complied with, is not in violation of, and has not received any notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Buyer Material Adverse Effect.

     4.15 Permits. The Buyer and each of its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted or as presently contemplated to be conducted, except for such permits, licenses and franchises the absence of which, individually or in the aggregate, have not resulted in and will not result in a Buyer Material Adverse Effect

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(the "Buyer Permits"). The Buyer and its Subsidiaries are in compliance with the terms of the Buyer Permits, except where the failure to so comply, individually or in the aggregate, is not reasonably likely to have a Buyer Material Adverse Effect. There is no pending threat of modification or cancellation of any Buyer Permit that, individually or in the aggregate, would have a Buyer Material Adverse Effect. To the Buyer's Knowledge and except to the extent caused by the lack of one or more approvals, notifications, reports or other filings set forth in Section 4.3(c) of this Agreement, no Buyer Permit will cease to be effective as a result of the consummation of transactions contemplated by this Agreement.

     4.16 Labor Matters. Neither the Buyer nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.

     4.17 Insurance. (a) Each insurance policy maintained by the Buyer (the "Buyer Insurance Policies") is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full, (b) to the Buyer's Knowledge, none of the Buyer Insurance Policies will terminate or lapse by reason of the transactions contemplated by this Agreement,
(c) the Buyer and its Subsidiaries have complied in all material respects with the provisions of each Buyer Insurance Policy under which it is the insured party, (d) no insurer under any Buyer Insurance Policy has canceled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy, and (e) all material claims under the Buyer Insurance Policies have been filed in a timely fashion, in each case except as is not reasonably likely to have a Buyer Material Adverse Effect.

     4.18 Assets. All of the tangible assets used by the Buyer in the conduct of its business that are owned, are owned free and clear of all Encumbrances except for (i) Encumbrances which are disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, and (ii) other Encumbrances which, individually and in the aggregate, will not have a Buyer Material Adverse Effect.

     4.19 Opinion of Financial Advisor. First Union Securities, Inc., the financial advisor to the Buyer, has delivered to the Buyer an opinion to the effect that the Merger Consideration payable in the Merger is fair to the Buyer from a financial point of view.

     4.20  Tax Matters.

     (a) To the Buyer's Knowledge, after consulting with its independent auditors and outside legal counsel, neither the Buyer nor any of its affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

     (b) The Buyer Preferred Stock will not be "nonqualified preferred stock" within the meaning of section 351(g) of the Code because: (i) the holder of such stock will not have the right to require the Buyer or a related person to purchase such stock; (ii) neither the Buyer nor a related person will be required to redeem or purchase such stock; (iii) as of the Closing, it will not be more likely than not that the Buyer or a related person will exercise its right to redeem or purchase the stock; and (iv) the dividend rate on such stock will not vary in whole or in part (directly or indirectly) with reference to interest rates, commodity prices, or other similar indices.

     (c) The Buyer has no plan or intention, and as of the issue date will have no plan or intention, to redeem the Buyer Preferred Stock.

     (d) The redemption price of the Buyer Preferred Stock (other than the portion thereof consisting of accumulated and unpaid distributions) is payable solely out of the sale proceeds of other equity securities. The Buyer has no plan or intention, and as of the issue date will have no plan or intention, to issue any equity securities to provide the Buyer with proceeds that may be used to redeem the Buyer Preferred Stock. The Buyer has determined, as of the date hereof, and will determine as of the issue date, that the cost to issue such equity securities, including the projected yield payable with respect to such equity securities, would exceed the cost to the Buyer of permitting the Buyer Preferred Stock to remain outstanding.

     (e) The Buyer Preferred Stock has no features that effectively require or are intended to compel their redemption, and there are no agreements or arrangements, and as of the issue date there will be no agreements or arrangements, that effectively require or are intended to compel the redemption of the Buyer Preferred Stock.

     (f) The exercise of the Buyer's right to redeem the Buyer Preferred Stock would not reduce the yield of the shares, as determined under principles similar to the principles of section 1272(a) of the Code and the regulations under sections 1271 through 1275 of the Code.

     (g) The Buyer will not take a reporting position reflecting the Buyer Preferred Stock as "nonqualified preferred stock."

     4.21 Brokers. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except First Union Securities, Inc., whose fees and expense will be paid by the Buyer. The Buyer has delivered to the Company a complete and accurate copy of all agreements pursuant to which First Union Securities, Inc. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

     4.22 No Ownership of Company Securities. Neither the Buyer nor any Subsidiary of the Buyer owns or has ever owned any shares of Company Common Stock or any other securities of the Company.

     4.23 Antitakeover Statutes. No state takeover, moratorium, business combination or similar statute or regulation applicable to the Buyer limits or restricts in any way the power or authority of the Buyer to enter into this Agreement or to perform its obligations hereunder.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

     5.1 Covenants of the Company. Except as provided herein or as consented to in writing by the Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company (i) shall, and shall cause each of its Subsidiaries to, in all material respects, carry on its business in the ordinary course, use commercially reasonable efforts, as determined in good faith by the Company, to maintain and preserve their respective business organizations, assets, employees and advantageous business relationships and (ii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than (A) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent,
     (B) dividends the Company reasonably believes may be necessary to maintain the Company's status as a REIT, (C) dividends and distributions consistent with past practice, (D) dividends and distributions necessary for PricewaterhouseCoopers to deliver the letter described in Section 7.2(j), and (E) a dividend on the Company Common Stock as described in Exhibit C hereto; (ii) split, combine or reclassify any of its capital stock; or
     (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

          (b) issue, sell, pledge or otherwise dispose of any shares of its capital stock, or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, (other than the issuance of options or shares under the Rights Plan not otherwise in violation of this Agreement or the Stock Plan or shares of Common Stock upon the exercise of Stock Options outstanding on the date of this Agreement);

          (c) amend its Restated Certificate of Incorporation or Bylaws;

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

          (d) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

          (e) except (i) in the ordinary course of business, including without limitation pursuant to any outstanding credit, loan or equipment financing arrangement or any refinancing thereof, (ii) for loans not required to be repaid as a result of the consummation of the transactions contemplated hereby, (iii) additional loans up to $5,000,000 in the aggregate and (iv) pursuant to Section 6.13, sell, lease, pledge, or otherwise dispose of or encumber any Company Properties or assets of the Company or of any of its Subsidiaries;

          (f) except (i) in the ordinary course of business consistent with past practice, (ii) as otherwise permitted by Section 5.1 or (iii) pursuant to
     Section 6.13, sell or dispose of any assets material to the Company and its Subsidiaries, taken as a whole;

          (g) except as otherwise permitted by this Agreement, enter into an agreement with respect to a sale of all or substantially all of the stock or assets of the Company, whether by merger, consolidation, liquidation, business combination, or asset or stock sale;

          (h) (i) other than (A) such indebtedness which is reflected in the Company's financial statements included in any Company SEC Reports and (B) borrowings under any credit, loan or equipment financing arrangement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries, (iii) make any loans, advances (other than advances to employees of the Company or any Subsidiary of the Company in the ordinary course of business) or capital contributions to, or investment in, any other Person, other than the Company or any of its Subsidiaries or the Joint Ventures as may be required by the agreements governing the Joint Ventures or (iv) increase the outstanding amounts of the loan to Captec Financial Group, Inc. ("CFG") or make any new loans to Patrick L. Beach or any of his controlled affiliates (other than loans or advances as described in (h)(iii) above);

          (i) other than as set forth in the Company Disclosure Schedule, make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $100,000 in the aggregate for the Company and its Subsidiaries;

          (j) make any changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP or pursuant to written instructions, comments or orders from the SEC;

          (k) pay, discharge or satisfy any claims, liabilities or obligations, other than (i) the payment, discharge or satisfaction, in the ordinary course of business or in accordance with their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the SEC Reports filed prior to the date of this Agreement (to the extent so reflected or reserved against) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or (ii) involving the payment of any amount less than $500,000 in the aggregate;

          (l) except as required to comply with applicable law or agreements, plans or arrangements or in the ordinary course of business, (i) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee earning more than $50,000 per annum, (ii) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or (iii) enter into any employment, severance or other arrangement with any of its officers, directors or employees earning more than $50,000 per annum;

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

          (m) except as the Company reasonably believes is required by law, make or rescind any material Tax election, settle or compromise any material Tax liability or amend in any material respect any Tax return;

          (n) fail to confer on a regular basis as reasonably requested by the Buyer with one or more representatives of the Buyer to report on material operational matters and any proposals to engage in material transactions;

          (o) fail to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof;

          (p) except pursuant to Section 6.13, enter into any commitment with any officer, director or Affiliate of the Company or any of its Subsidiaries or any material commitment with any consultant;

          (q) adopt any new Employee Benefit Plan or amend any existing Employee Plan or rights;

          (r) settle any stockholder derivative or class action claims arising out of or in connection with any of the transactions contemplated by this Agreement;

          (s) accept a promissory note in payment of the exercise price payable under any option to purchase shares of Company Common Stock; or

          (t) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would materially impair or prevent the satisfaction or occurrence of any conditions Article VI hereof.

     5.2 Covenants of the Buyer. Except as provided herein or as consented to in writing by the Company, which consent shall not be unreasonably withheld, delayed or conditioned, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Buyer (i) shall, and shall cause each of its Subsidiaries to, in all material respects, carry on its business in the ordinary course, use commercially reasonable efforts, as determined in good faith by the Buyer, to maintain and preserve its and each Subsidiary's business organization, assets, employees and advantageous business relationships; and (ii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:

          (a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than (A) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Buyer to its parent,
     (B) dividends the Buyer reasonably believes may be necessary to maintain the Buyer's status as a REIT and (C) dividends and distributions consistent with past practice); (ii) split, combine or reclassify any of its capital stock; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

          (b) issue, sell, pledge or otherwise dispose of any shares of its capital stock, or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, (other than the issuance of options or shares under the Buyer Stock Plans, shares of Buyer Common Stock upon the exercise of Buyer Stock Options outstanding on the date of this Agreement or shares of Buyer Common Stock pursuant to the Buyer's employee stock purchase plan), which individually or in the aggregate would result in a Buyer Material Adverse Effect;

          (c) amend its First Amended and Restated Articles of Incorporation or Bylaws;

          (d) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof one transaction or a series of related transactions having a value in excess of $50,000,000 in the aggregate;

          (e) except in the ordinary course of business, sell or dispose of any assets material to the Buyer and its Subsidiaries, taken as a whole;

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

          (f) enter into an agreement with respect to a sale of all or substantially all of the stock or assets of the Buyer, whether by merger, consolidation, liquidation, business combination, or asset or stock sale;

          (g) make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or pursuant to written instructions, comments or orders from the SEC;

          (h) except as required to comply with applicable law or agreements, plans or arrangements or in the ordinary course of business, accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options;

          (i) except as the Buyer reasonably believes is required by law, make or rescind any Tax election with respect to the Buyer's status as a REIT;

          (j) other than (A) such indebtedness which is reflected in the Buyer's financial statements included in any Buyer SEC Reports and (B) borrowings under any credit, loan or equipment financing arrangement, incur any indebtedness for borrowed money or guarantee any such indebtedness of any other Person, (i) issue or sell any debt securities or rights to acquire any debt securities of the Buyer or any of its Subsidiaries to the extent such issuance or sale would cause the Buyer to exceed the ratio requirement set forth in Section 6.2(a) of the Sixth Amended and Restated Credit Agreement among the Buyer, First Union National Bank, as agent, and the Banks listed therein, dated as of October 26, 2000, as in effect on the date hereof, or (ii) make any loans, advances (other than advances to employees of the Buyer in the ordinary course of business) or capital contributions to, or investments in, any other Person other than the Buyer or any of its direct or indirect wholly-owned Subsidiaries which, in the case of either clause (i) or (ii) above, would result in a Buyer Material Adverse Effect; or

          (k) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would materially impair or prevent the occurrence of any conditions Article VII hereof.

     5.3 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed a Confidentiality Agreement, dated as of January 12, 2001 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, except as expressly modified herein.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1  No Solicitation.

     (a) On and after the date hereof and prior to the Effective Time of the Merger, the Company agrees that it:

          (i) shall not invite, initiate, solicit or encourage, directly or indirectly, any inquiries, proposals, discussions or negotiations or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to any direct or indirect (A) merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction, (B) sale, acquisition, tender offer, exchange offer (or the filing of a registration statement under the Securities Act in connection with such an exchange offer), share exchange or other transaction or series of related transactions that, if consummated, would result in the issuance of securities representing, or the sale, exchange or transfer of, 50% or more of the outstanding voting equity securities of the Company, except an underwritten public offering of the Company's Common Stock for cash, or (C) sale, lease, exchange, mortgage, pledge, transfer or other disposition ("Transfer") of any the Company's assets in one transaction or a series of related

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

     transactions that, if consummated, would result in the Transfer of more than 20% of the assets of the Company, other than the Merger (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), or engage in any discussions or negotiations with or provide any confidential or non-public information or data to, or afford access to properties, books or records to, any Person relating to, or that may reasonably be expected to lead to, an Acquisition Proposal, or enter into any letter of intent, agreement in principle or agreement relating to an Acquisition Proposal, or propose publicly to agree to do any of the foregoing, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal (including, without limitation, by amending or granting any waiver under, the Rights Plan);

          (ii) shall not permit any officer, director, employee, Affiliate, agent, investment banker, financial advisor, attorney, accountant, broker, finder, consultant or other agent or representative of the Company (each, a "Company Representative") to engage in any of the activities described in
     Section 6.1(a)(i);

          (iii) will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing (including, without limitation, any Acquisition Proposal) and will take commercially reasonable actions to inform each Company Representative, and each of the Persons referred to in Section 6.1(b), of the obligations undertaken in this
     Section 6.1 and to cause each Company Representative to comply with such obligations; and

          (iv) will (A) notify the Buyer orally or in writing promptly (but in any event within 24 hours), after receipt by the Company or any Company Representative of (1) an Acquisition Proposal or any amendment or change in any previously received Acquisition Proposal, (2) any request for confidential or nonpublic information or data relating to, or for access to the properties, books or records of the Company by any Person that has made, or to such party's knowledge may be considering making, an Acquisition Proposal, or (3) any oral or written expression that any such activities, discussions or negotiations are sought to be initiated or continued with it, and, as applicable, include in such notice the identity of the Person making such Acquisition Proposal, indication or request, the material terms of such Acquisition Proposal, indication or request and, if in writing, shall promptly deliver to the Buyer copies of any proposals, indications of interest, indication or request along with all other related documentation and correspondence; and (B) will keep the Buyer informed of the status and material terms of (including all changes to the status or material terms of) any such Acquisition Proposal, indication or request.

     (b) Notwithstanding Section 6.1(a), the Board shall not be prohibited from furnishing information to or entering into discussions or negotiations with, any Person that makes a bona fide written Acquisition Proposal to the Board after the date hereof which was not invited, initiated, solicited or encouraged, directly or indirectly, by the Company or any Company Representative on or after the date hereof, if, and only to the extent that (i) a majority of the Board determines in good faith, after consultation with its financial advisors of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, (ii) the Company complies with all of its obligations under this Agreement, and (iii) the Company enters into a confidentiality agreement with such Person the material terms of which are (without regard to the terms of such Acquisition Proposal) in all material respects no less favorable to the Company, and no less restrictive to the Person making such Acquisition Proposal, than those contained in the Confidentiality Agreement.

     (c) Nothing in this Agreement shall prevent the Board from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger if
(i) a Superior Proposal is made to the Company and is not withdrawn, (ii) the Company shall have provided written notice to the Buyer (a "Notice of Superior Proposal") advising the Buyer that the Company has received a Superior Proposal, specifying all of the material terms and conditions of such Superior Proposal and identifying the person or entity making such Superior Proposal, (iii) the Buyer shall not have, within three business days of the Buyer's receipt of the Notice of Superior Proposal, made an offer that the Board by a majority vote determines in its good

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faith judgment (after having received the written advice of a financial advisor of national standing) to be at least as favorable to the Company's stockholders as such Superior Proposal (it being agreed that the Board shall convene a meeting to consider any such offer by the Buyer promptly following the receipt thereof), (iv) the Board concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal, amendment or modification of such recommendation is required for the Board to comply with its fiduciary obligations to the Company's stockholders under applicable law and (v) the Company shall not have violated any of the restrictions set forth this Section 6.1 or Section 6.4. Nothing contained in this Section 6.1(c) shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the recommendation of the Board shall have been withdrawn, amended or modified).

     (d) For all purposes of this Agreement, "Superior Proposal" means a bona fide written proposal made by a third party to acquire, directly or indirectly, the Company pursuant to a tender or exchange offer, merger, share exchange, consolidation or sale of all or substantially all of the assets of the Company or otherwise on terms which a majority of the Board determines in good faith,
(A) after consultation with UBSW or another financial advisor of nationally recognized reputation, are superior, from a financial point of view, to the Company's stockholders to those provided for in the Merger and (B) to be more favorable generally to the Company's stockholders (taking into account all financial and strategic considerations and other relevant factors, including relevant legal, financial, regulatory and other aspects of such proposals, and the conditions, prospects and time required for completion of such proposal) and for which financing, to the extent required, in the reasonable judgment of the Board, is capable of being obtained.

     (e) Any disclosure that the Board may be required to make to comply with its duties to stockholders imposed by applicable law or, with respect to the receipt of an Acquisition Proposal, to comply with Rule 14d-9 or 14e-2 of the Exchange Act will not constitute a violation of this Section 6.1.

     (f) Nothing in this Section 6.1 shall (i) permit the Company to terminate this Agreement (except as expressly provided in Article 8) or (ii) affect any other obligations of the Company under this Agreement.

     6.2  Proxy Statement/Prospectus; Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and the Company shall file with the SEC the Proxy Statement, and the Buyer shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus, provided that the Buyer may delay with the consent of the Company, not to be unreasonably withheld, the filing of the Registration Statement until approval of the Proxy Statement by the SEC. The Buyer and the Company shall use reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practicable. Each of the Buyer and the Company will respond to any comments of the SEC and will use its respective reasonable efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective under the Securities Act as promptly as practicable after such filings and the Company will cause the Proxy Statement and the prospectus contained within the Registration Statement to be mailed to its stockholders at the earliest practicable time after both the Proxy Statement is cleared by the SEC and the Registration Statement is declared effective under the Securities Act. Each of the Buyer and the Company will notify the other promptly upon the receipt of any comments from the SEC or any other Governmental Entity and of any request by the SEC or any other Governmental Entity for amendments or supplements to the Registration Statement, the Proxy Statement or any filing pursuant to Section 6.2(b) or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or any other Governmental Entity, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any filing pursuant to Section 6.2(b). Each of the Buyer and the Company will cause all documents that it is responsible for filing with the SEC or other Governmental Entity under this Section 6.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any filing pursuant to Section 6.2(b), the Buyer or the Company, as the case may be, will promptly inform the other of such

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

occurrence and cooperate in filing with the SEC or any other Governmental Entity, and/or mailing to stockholders of the Company, such amendment or supplement.

     (b) The Buyer and the Company shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

     6.3 Access to Information. Each party hereto shall (and shall cause each of its Subsidiaries to) afford to the other parties' officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each party hereto shall (and shall cause each of its Subsidiaries to) furnish promptly to the other parties hereto (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties, assets and personnel as the other parties hereto may reasonably request. Unless otherwise required by law, such non-public information will be subject to the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.3 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     6.4  Stockholders' Meeting.

     (a) Promptly after the date hereof, the Company shall take all action necessary in accordance with the DGCL and its Restated Certificate of Incorporation and Bylaws and the rules of NASDAQ to call, give notice of, convene and hold the Company Meeting as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement. Subject to Section 5.2(c), the Company shall use its reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary to secure the vote or consent of its stockholders required by the rules of NASDAQ and DGCL to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall adjourn or postpone the Company Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/ Prospectus is provided to the Company's stockholders sufficiently in advance of a vote on this Agreement to insure that such vote occurs on the basis of full and complete information as required under applicable law or (ii) shall (unless the Buyer otherwise consents in writing or if prohibited by applicable law) adjourn the Company Meeting once for a period not to exceed 25 days, if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) or subsequently rescheduled or reconvened, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited, in compliance with the DGCL, the Company's Restated Certificate of Incorporation and Bylaws, the rules of NASDAQ and all other applicable legal requirements. The Company's obligation to call, give notice of, convene and hold the Company Meeting in accordance with this Section 6.4(a) shall not be limited or affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal or Superior Proposal (as defined below), or by any withdrawal, amendment or modification of the recommendation of the Board with respect to this Agreement.

     (b) Subject to Section 6.1: (i) the Board shall recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement at the Company Stockholders' Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board has unanimously recommended that Company's stockholders vote in favor of and adopt and approve this Agreement at the Company Meeting; and (iii) neither the Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Buyer, the recommendation of the Board that the Company's stockholders vote in favor of and adopt and approve this Agreement.

     6.5  Legal Conditions to the Merger.

     (a) Subject to the terms hereof, the Company and the Buyer shall each use its reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Buyer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby,
(iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any request by a Governmental Entity thereunder, and (C) any other applicable law and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. The Company and the Buyer shall cooperate with each other in connection with the making of all such filings. The Company and the Buyer shall use their respective reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

     (b) Each of the Company and the Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, or (iii) required to prevent a Company Material Adverse Effect or a Buyer Material Adverse Effect from occurring prior to or after the Effective Time.

     6.6 Public Disclosure. The Buyer and the Company shall each use its reasonable efforts to consult with the other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to using such efforts, except as may be required by law, fiduciary duty or the applicable rules of the NYSE or NASDAQ.

     6.7 Listing of Buyer Common Stock and Buyer Preferred Stock. The Buyer shall (a) cause the shares of the Buyer Common Stock to be issued in the Merger and (b) use reasonable best efforts to cause the shares of Buyer Preferred Stock to be issued in the Merger, in each case, to be listed on the NYSE, subject to official notice of issuance, on or prior to the Closing Date. The Buyer shall, for the benefit of the holders of the Buyer Preferred Stock, use its reasonable best efforts to maintain the listing of the Buyer Preferred Stock on the NYSE for so long as shares of the Buyer Preferred Stock remain outstanding.

     6.8  Company Stock Plans.

     The Company shall enter into option-cancellation agreements with the holder of each Company Stock Option outstanding at the Effective Time (whether or not such Company Stock Option is then exercisable) whereby the holder's Company Stock Options shall be canceled in respect of a cash payment by the Buyer, if any, equal to the Option Settlement Amount for such Company Stock Option, subject to applicable tax withholding (which payment shall be made by the Buyer).

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

     6.9  Indemnification.

     (a) The First Amended and Restated Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation of directors and officers set forth in the First Amended and Restated Articles of Incorporation and Bylaws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at any time prior to the Effective Time, were directors or officers of the Company in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law.

     (b) From and after the Effective Time, the Buyer shall indemnify, defend and hold harmless the present and former directors and officers of the Company (each, an "Indemnified Party", and collectively, the "Indemnified Parties"), against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Buyer, which approval shall not be unreasonably withheld or delayed, or otherwise in connection with any claim, action, suit, proceeding or investigation, including liabilities in connection with any claim, action, suit, proceeding or investigation with respect to which the Buyer has withheld settlement approval (a "Claim"), based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), except for acts or omissions involving willful or intentional misconduct or recklessness by such Indemnified Party, and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances as they shall ultimately be determined in a final adjudication from which there is not further right to appeal that the Indemnified Party is not entitled to indemnification hereunder. Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain independent legal counsel satisfactory to them provided that such counsel shall be reasonably acceptable to the Buyer, (ii) the Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements thereof are received and (iii) the Buyer will use its reasonable efforts to assist in the vigorous defense of any such matter. Any Indemnified Party wishing to claim indemnification under this
Section 6.9 upon learning of any Claim, shall notify the Buyer, although the failure to so notify the Buyer shall not relieve the Buyer of any liability which the Buyer may have under this Section 6.9 (except to the extent that such failure materially prejudices the Buyer), and shall deliver the Buyer the undertaking contemplated by this subsection (b).

     (c) For a period of six years after the Effective Time, the Buyer shall cause the Surviving Corporation to maintain in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a complete and accurate copy of which has been delivered to the Buyer prior to the date of this Agreement) with coverage in amount and scope at least as favorable to such persons as the Company's existing coverage; provided, however, that the Surviving Corporation will not be required, in order to maintain such directors' and officers' liability insurance policy, to pay an annual premium in excess of 140% of the aggregate annual amounts currently paid by the Company to maintain the existing policies (which amount is approximately $83,000); and provided further that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 140% of such amount, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 140% of such amount.

     (d) This Section 6.9 is intended for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives, and shall be binding on the Buyer and its successors and assigns.

     6.10 Letter of the Company's Accountants. The Company shall use its reasonable efforts to cause to be delivered to the Buyer and the Company a letter of PricewaterhouseCoopers, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Buyer, in form reasonably satisfactory to the Buyer and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     6.11 Notification of Certain Matters. The Buyer will give prompt notice to the Company, and the Company will give prompt notice to the Buyer, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) (i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of the Buyer or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.11 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Merger.

     6.12  Certain Tax Matters.

     (a) The parties shall use their reasonable best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code. The parties hereby adopt this Agreement as a plan of reorganization.

     (b) From and after the date hereof, none of the parties will knowingly take any action or fail to take any action that would prevent or impede the Merger from being treated as a reorganization within the meaning of Section 368(a) of the Code.

     (c) The covenants set forth in this Section 6.12 shall survive the Closing and shall continue in full force and effect at all times thereafter.

     6.13  Disposition of Certain Joint Ventures and Affiliated Loan.

     (a) The Purchase Agreement provides for the sale to or assumption by the JV Purchasers of the Company's direct or indirect equity, membership, partnership or similar interests in, or interests convertible into or exchangeable for, any equity, membership, partnership or similar interests in, the Joint Ventures and its interests, as creditor, under the Promissory Note dated July 1, 1995 (the "Affiliated Loan") made by CFG. The parties to this Agreement anticipate that the transactions provided for in the Purchase Agreement shall close immediately following the Effective Time.

     (b) On or immediately prior to the Closing, the Company shall cause CNLR Development, Inc. to transfer its 100% general partner interests in Captec Ster Texas LP and Captec Texas Opportunity LP to the Buyer or, at the Buyer's discretion upon notice to the Company given at least two business days prior to the Closing, an Affiliate of the Buyer.

     6.14 Company Stockholders' Agreement. Patrick L. Beach and W. Ross Martin have executed and delivered to the Buyer, concurrently with the execution of this Agreement, the Stockholders' Agreement. The Company acknowledges and agrees to be bound by and comply with the provisions of Section 3.1(a) and (b) of the Stockholders' Agreement as if a party thereto with respect to transfers of record of ownership of shares of the Company Common Stock, and agrees to notify the transfer agent for any Company Common Stock of such provisions.

     6.15 Termination of Registration Rights. The Company shall, promptly following the date hereof, take all action necessary to terminate any and all registration rights granted to any holder of shares of Company Common Stock or any shares of Company Common Stock issued as or issuable upon the conversion or exercise of any Stock Option or other security which is issued as a dividend or other distribution with respect to, or in exchange for or in replacement of any Company Common Stock.

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

     6.16  Consent Solicitation.

     (a) As promptly as practicable after the execution of this Agreement, the Company, in its capacity as general partner of Captec Franchise Capital Partners L.P. III and Captec Franchise Capital Partners L.P. IV (together, the "Syndicated Partnerships"), shall prepare and file with the SEC a Consent Solicitation (the "Consent Solicitation") for the purpose of transferring the general partnership interests held by the Company in the Syndicated Partnerships to the JV Purchasers (the "GP Transfers"). The Company will respond to any comments of the SEC and will use its reasonable efforts to have the Consent Solicitation cleared by the SEC as promptly as practicable after such filing and the Company will cause the Consent Solicitation to be mailed to the Syndicated Partnerships' limited partners at the earliest practicable time after the Consent Solicitation is cleared by the SEC. The Company will notify the Buyer promptly upon the receipt of any comments from the SEC or any other Governmental Entity and of any request by the SEC or any other Governmental Entity for amendments or supplements to the Consent Solicitation or any filing pursuant to
Section 6.16(a) or for additional information and will supply the Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or any other Governmental Entity, on the other hand, with respect to the Consent Solicitation or any filing pursuant to Section 6.16(a). The Company will cause all documents that it is responsible for filing with the SEC or other Governmental Entity under this Section 6.16 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to Consent Solicitation or any filing pursuant to Section 6.16(b), the Company will promptly inform the Buyer.

     (b) The Company shall make all necessary filings with respect to the Consent Solicitation under the Exchange Act and the rules and regulations thereunder.

     (c) To the fullest extent permitted by the Company's fiduciary duties as the general partner of each of the Syndicated Partnerships, (i) the Company, as general partner of the Syndicated Partnerships, shall recommend that the limited partners consent to and approve the GP Transfers; (ii) the Consent Solicitation shall include a statement to the effect that the Company, as general partner of the Syndicated Partnerships, has recommended that limited partners consent to and approve the GP Transfers; and (iii) the Company, in its capacity as general partner of the Syndicated Partnerships, shall not withdraw, amend or modify, or propose or resolve to withdraw, amend or modify its recommendation that the limited partners consent to and approve GP Transfers. The Company shall pay the Buyer a fee of $250,000 if the Company shall not so recommend or if the Consent Solicitations shall not include the recommendation or if the Company shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify its recommendation, in each case, as a result of the Company's determination that taking any of such actions is not permitted by the Company's fiduciary duties as the general partner of the relevant Syndicated Partnership.

     6.17 Termination of Agreements. The Buyer acknowledges and agrees that the Company may terminate the Company's Advisory Agreement with Captec Net Lease Realty Advisors, Inc. and the Management and Advisory Agreement with Family Realty, Inc. at any time prior to the Effective Time.

                                  ARTICLE VII

                              CONDITIONS TO MERGER

     7.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. The Company Voting Proposal shall have been approved and adopted at the Company Meeting, at which a quorum is present, by the affirmative vote of the holders of a majority of the shares of the Company Common Stock outstanding on the record date for the Company Meeting.

          (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) Governmental Approvals.  Other than the filings provided for by
     Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity, the failure of which to file, obtain or occur would cause a Buyer Material Adverse Effect or a Company Material Adverse Effect, shall have been filed, obtained or occurred.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and the Proxy Statement shall have been cleared by the Commission and neither the Proxy Statement nor the Registration Statement shall be the subject of any stop order or any actual or threatened proceedings seeking a stop order.

          (e) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (each an "Order") or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (f) NYSE. The shares of the Buyer Common Stock and the Buyer Preferred Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

          (g) Purchase Agreement Closing Conditions and Escrow. All conditions necessary to consummate the transactions provided for in the Purchase Agreement (other than the effectuation of the Merger) shall have been satisfied or waived and documents the delivery of which are necessary under the Purchase Agreement to consummate the transactions provided for in the Purchase Agreement shall have been deposited into an escrow arrangement providing for their release from escrow immediately after the Effective Time, such arrangement to be on such other terms as are reasonably satisfactory to the parties to the Purchase Agreement.

     7.2 Additional Conditions to Obligations of the Buyer. The obligations of the Buyer to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by the Buyer:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date,
     (ii) for changes contemplated by this Agreement and (iii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect contained therein), individually or in the aggregate, has not had a Company Material Adverse Effect).

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement.

          (c) Tax Opinion. The Buyer shall have received a written opinion from Shaw Pittman, a partnership including professional corporations, counsel to the Buyer, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

          (d) Third Party Consents. The Company shall have obtained all consents and approvals of third parties referred to in Schedule 7.2(d), including all necessary consents required to effect the transactions contemplated pursuant to the Purchase Agreement. Notwithstanding the foregoing, the Parties hereto acknowledge and agree that the failure of the Company to obtain the consents of the limited partners of the Syndicated Partnerships to the GP Transfers described in Section 6.16 shall not be a failure by the Company to comply with this Section 7.2(d) and the Buyer shall be obligated to consummate the Merger if all other consents have been obtained by the Company and the other conditions to the Merger have been satisfied.

          (e) Resignations. The Buyer shall have received copies of the resignations, effective as of the Effective Time, of each officer and director of the Company and its Subsidiaries.

          (f) REIT Tax Opinion. The Buyer shall have received a written opinion reasonably acceptable to the Buyer from Baker & Hostetler LLP, counsel to the Company, that the Company qualified as a REIT under the Code for all taxable years commencing with its initial taxable year through December 31, 2000, that the Company is organized in conformity with the requirements for qualification as a REIT under the Code, and that the Company's method of operation will enable it to meet the requirements for qualification as a REIT under the Code for the taxable year beginning January 1, 2001, determined as if such taxable year ended as of the Closing.

          (g) General Partner Interests Transfer. The Company shall have caused CNLR Development, Inc. to transfer its 100% general partner interests in Captec Ster Texas LP and Captec Texas Opportunity LP to the Buyer or, at the Buyer's discretion, an Affiliate of the Buyer, immediately prior to the Closing.

          (h) Termination of Advisory/Management Agreements. The agreements listed on Schedule 7.2(i) shall have been terminated on terms mutually agreeable to the parties thereto and the Buyer.

          (i) Purchase Agreement and Loan Agreement. The Purchase Agreement and Loan Agreement of even date herewith among the Buyer and the JV Purchasers each shall remain in full force and effect.

          (j) Earnings and Profits Letter. The Buyer shall have received a letter from PricewaterhouseCoopers, the Company's independent auditors, confirming that the Company has distributed all of its earnings and profits for all taxable years, including the taxable year beginning January 1, 2001, and ending as of the Closing.

          (k) Stock Options. The Company shall have terminated, to the reasonable satisfaction of the Buyer, the Company's Long Term Incentive Plan and the Directors' Deferred Compensation Plan.

          (l) CFCP Promissory Note. The Promissory Note dated as of April 17, 2001 made by Captec Franchise Capital Partners, L.P. IV to the order of the Company shall have been paid in full.

          (m) Tax Return. The Company's Federal Tax Return for the year ended December 31, 2000 shall have been filed with the IRS and a copy thereof shall have been provided to the Buyer.

     7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date,
     (ii) for changes contemplated by this Agreement and (iii) where the failure to be true and correct (without regard to any materiality or Buyer Material Adverse Effect contained therein), individually or in the aggregate, has not had a Buyer Material Adverse Effect);

          (b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) Tax Opinion. The Company shall have received the opinion of Baker & Hostetler LLP, counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

          (d) UBSW Opinion. UBSW shall not have withdrawn, modified or revoked its fairness opinion to the Special Committee and the Board.

          (e) Company Loan Agreement. At or prior to the Closing, the Buyer shall have paid, or have made arrangements reasonably satisfactory to the Company to pay, the outstanding amounts due under the Third Amended and Restated Credit Agreement among the Company, First Union National Bank, as Administrative Agent and Sole Bookrunner, and the Financial Institution's Party to the Third Amended and Restated Credit Agreement, dated as of February 26, 2001, relating to $80,000,000 in term loans and up to $25,000,000 in revolving loans.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after adoption of this Agreement by the stockholders of the Company:

          (a) by mutual written consent of the Buyer and the Company; or

          (b) by either the Buyer or the Company if the Merger shall not have been consummated by January 31, 2002 (the "Outside Date") (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date); or

          (c) by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by either the Buyer or the Company if (i) the Company Meeting cannot be held because of the lack of a quorum of the Company's stockholders or (ii) at the Company Meeting (including any adjournment or postponement), the requisite vote of the stockholders of the Company in favor of the Company Voting Proposal shall not have been obtained (provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party seeking termination who at the time is in breach of or has failed to fulfill its obligations under this Agreement); or

          (e) by the Buyer, if the Company or Board of Directors of the Company or any committee thereof shall have (i) approved or recommended, or proposed to approve or recommend, any Acquisition Proposal other than the Merger, (ii) breached its obligation to present and recommend the approval and adoption of this Agreement and the Merger to the stockholders of the Company, (iii) withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to the Buyer, its recommendation or approval of the Merger, this Agreement or the transactions contemplated hereby as permitted by Section 6.1, (iv) failed to mail the Proxy Statement/Prospectus to the stockholders of the Company when the Proxy Statement/Prospectus was available for mailing or failed to include therein such approval and recommendation (including the recommendation that the stockholders of the Company vote in favor of the adoption of this Agreement), (v) failed to have issued a press release reaffirming the Board's recommendation of this Agreement within two business days after receipt of a written request by the Buyer to do so after the commencement of a tender offer or exchange for more than 50% of the outstanding voting securities of the Company (it being understood that the Buyer shall not have a right to terminate this Agreement pursuant to this clause (v) if the Company fails to issue such a press release in response to more than one such request), (vi) entered, or caused the Company or any Subsidiary to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vii) resolved or announced its intention to do any of the foregoing; or

          (f) By the Buyer, if a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with the Buyer, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement that the Company recommends rejection of such tender or exchange offer; or

          (g) By the Buyer, if the Buyer is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 7.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(g)) or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 7.2(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(g)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within 30 days after notice to the Company; or

          (h) By the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Buyer herein become untrue or inaccurate such that Section 7.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(h)) or (ii) there has been a breach on the part of the Buyer of any of their respective covenants or agreements contained in this Agreement such that
     Section 7.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(h)), and such breach (if curable) has not been cured within 30 days after notice to the Buyer.

     8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 5.3, 8.3, 8.4 and Article IX; provided that any such termination shall not relieve any party from liability for any willful breach of this Agreement (which includes without limitation the making of any representation or warranty by a party in this Agreement that the party knew was not true and accurate in all material respects when made) and the provisions of Sections 5.3 (regarding confidentiality), the penultimate sentence of 6.3 (regarding confidentiality), 8.3, 8.4 and Article IX of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

     8.3 General Fees and Expenses. Except as set forth in this Section 8.3 and Section 8.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

     8.4 Certain Fees and Expenses. If this Agreement shall be terminated (i) pursuant to Sections 8.1(e) or 8.1(f), then the Company thereupon shall pay to the Buyer the Break-Up Fee (as defined below) and (ii) pursuant to Section 8.1(d) or 8.1(g), then the Company shall pay to the Buyer (provided that the Company was not entitled to terminate this Agreement pursuant to Section 8.1(h) at the time of such termination) an amount equal to the Break-Up Expenses (as defined herein). If this Agreement shall be terminated pursuant to Section 8.1(h), then the Buyer shall pay to the Company (provided that the Buyer was not entitled to terminate this Agreement pursuant to Section 8.1(g) at the time of such termination) an amount equal to the Break-Up Expenses. If this Agreement shall be terminated pursuant to Sections 8.1(b) (if primarily resulting from any action or inaction of the Company), 8.1(d) or 8.1(g) and prior to the time of such termination an Acquisition Proposal has been received by the Company, and either prior to the termination of this Agreement or within nine (9) months thereafter, the Company enters into any written agreement to consummate a transaction or series of transactions which, had such agreement been proposed or negotiated during the term of this Agreement, would have constituted an Acquisition Proposal (each, a "Company Acquisition Agreement"), which is subsequently consummated (whether or not any Company Acquisition Agreement relates to the same Acquisition Proposal which had been received at the time of the termination of this Agreement), then the Company shall pay the Break-Up Fee to the Buyer upon the consummation thereof.

     The payment of the Break-Up Fee shall be full compensation for the loss suffered by the Buyer as a result of the failure of the Merger to be consummated (including, without limitation, opportunity costs and out-of-pocket costs and expenses) and to avoid the difficulty of determining damages under the circumstances. The Break-Up Fee shall be paid by the Company to the Buyer, or the Break-Up Expenses shall be paid by the Company to the Buyer or the Buyer to the Company (as applicable), in immediately available funds within two (2) business days after the date the event giving rise to the obligation to make such payment occurred. The Company and Buyer each acknowledge that the agreements contained in this Section 8.4 are integral parts of this Agreement; accordingly, if the Company fails to promptly pay the Break-Up Fee or Break-Up Expenses or the Buyer fails promptly to pay Break-up Expenses due pursuant to this Section 8.4 and, in order to obtain payment, the Buyer or the Company commence a suit which results in a judgment against the other for any amounts owed pursuant to this Section 8.4, the losing party shall pay to the prevailing party its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount owed at the applicable judgment rate. Payment of the fees described in Section 8.4 shall not be in lieu of damages incurred in the event of breach of this Agreement.

     As used in this Agreement, "Break-Up Fee" shall be an amount equal to the lesser of (i) $5,000,000 less Break-Up Expenses paid or payable under this
Section 8.4 (the "Base Amount") and (ii) the sum of (A) the maximum amount that can be paid to the Buyer without causing the Buyer to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code ("Qualifying Income"), as determined by independent accountants to the Buyer, and (B) in the event the Buyer receives a letter from outside counsel (the "Break-Up Fee Tax Opinion") indicating that the Buyer has received a ruling from the IRS holding that the Buyer's receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income of the Company within the meaning of Sections 856(c)(2) and (3) of the Code (the "REIT Requirements") or that the receipt by the Buyer of the remaining balance of the Base Amount following the receipt of and pursuant to such ruling would not be deemed constructively received prior thereto, the Base Amount less the amount payable under clause (A) above. The Company's obligation to pay any unpaid portion of the Break-Up Fee shall terminate two years from the date of this Agreement. In the event that the Buyer is not able to receive the full Base Amount, the Company shall place the unpaid amount in escrow and shall not release any portion thereof to the Buyer unless and until the Company receives either one of the following: (i) a letter from the Buyer's independent accountants indicating the maximum amount that can be paid at that time to the Buyer without causing the Buyer to fail to meet the REIT Requirements or (ii) a Break-Up Fee Tax Opinion, in either of which events the Company shall pay to the Buyer the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in (i) above.

     The "Break-Up Expenses" payable to the Buyer or the Company, as the case may be (the "Recipient"), shall be an amount equal to the lesser of (i) $1,000,000 and (ii) the Recipient's out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, all attorneys', accountants' and investment bankers' fees and expenses). If the Break-Up Expenses payable to the Recipient exceed the maximum amount that can be paid to the Recipient without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to the Recipient (the "Maximum Amount"), the amount initially payable to the Recipient shall be limited to the Maximum Amount. If, however, within the two-year period commencing on the date of this Agreement, the Recipient receives a letter from outside counsel (the "Break-Up Expense Tax Opinion") indicating that it has received a ruling from the IRS holding that the Recipient's receipt of the Break-Up Expenses would either constitute Qualifying Income or would be excluded from gross income of the Recipient within the meaning of the REIT Requirements or that receipt by the Recipient of the balance of the Break-Up Expenses above the Maximum Amount following the receipt of and pursuant to such ruling would not be deemed constructively received prior thereto, the Recipient shall be entitled to have payable to it the full amount of the Break-Up Expenses. The obligation of the Buyer or the Company, as applicable ("Payor"), to pay any unpaid portion of the Break-Up Expenses shall terminate two years from the date of this Agreement. In the event that the Recipient is not able to receive the full Break-Up Expenses, the Payor shall place the unpaid amount in escrow and shall not release any portion thereof to the Recipient unless and until the Payor receives either one of the following: (i) a letter from the independent accountants of the Buyer or the Company, as the case may be, indicating the maximum amount that can be paid at that time to the Recipient without causing it to fail to meet the REIT Requirements or (ii) a Break-Up Expense Tax Opinion, in either of which events the Payor shall pay to the Recipient the lesser of the unpaid Break-Up Expenses or the maximum amount stated in the letter referred to in (i) above.

     8.5 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, provided, however, that, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.6 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 Nonsurvival of Representations and Warranties. The respective representations and warranties of the Company and the Buyer contained in this Agreement or in any instrument delivered pursuant to this Agreement shall expire with, and be terminated and extinguished upon, the Effective Time. This Section
9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the consummation of the Merger. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor the Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other's representatives of any documentation or other information with respect to any one or more of the foregoing.

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

     (a) if to the Buyer, to:

         Commercial Net Lease Realty, Inc.
         450 S. Orange Avenue, Suite 900
         Orlando, FL 32801
         Attn: Julian E. Whitehurst, Esq.

         with a copy to:

         Shaw Pittman
         2300 N. Street, N.W.
         Washington, D.C. 20037
         Attn: John M. McDonald, Esq.
         Fax: (202) 663-8007

     (b) if to the Company, to:

         Captec Net Lease Realty, Inc.
         24 Frank Lloyd Wright Drive
         Lobby L, 4th Floor
         Ann Arbor, MI 48106
         Attn: W. Ross Martin

         with a copy to:

         Morris, Nichols, Arsht & Tunnell
         1201 N. Market Street
         Wilmington, DE 19801
         Attn: Andrew M. Johnston, Esq.
         Fax: (302) 425-3018

         and

         Baker & Hostetler LLP
         Suite 1100
         1050 Connecticut Avenue NW
         Washington, DC 20036
         Attn: William J. Conti, Esq.
         Fax: (202) 861-1783

     Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

     9.3 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or between the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

     9.4 No Third Party Beneficiaries. Except as provided in Sections 6.7, 6.8 and 6.9, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

     9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

     9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree hereto that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the parties with respect to the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

     9.7 Counterparts and Signature. This Agreement may be executed in two counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that each party need not sign the same counterpart.

     9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

     9.10 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

     9.11 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

     9.12  Submission to Jurisdiction.  Each of the parties to this Agreement
(a) consents to submit itself to the personal jurisdiction of any state or federal court of competent jurisdiction of the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

     9.13 WAIVER OF JURY TRIAL. THE BUYER AND THE COMPANY HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE BUYER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

     IN WITNESS WHEREOF, the Buyer and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          COMMERCIAL NET LEASE REALTY, INC.

                                          By: /s/ GARY M. RALSTON
                                            ------------------------------------
                                              Title: President

                                          CAPTEC NET LEASE REALTY, INC.

                                          By: /s/ PATRICK L. BEACH
                                            ------------------------------------
                                              Title: Chairman

     The undersigned, being the duly elected Secretary of the Company, hereby certifies that this Agreement has been adopted by a majority of the votes represented by the outstanding shares of capital stock of the Company entitled to vote on this Agreement.

                                          --------------------------------------
                                          Secretary

                                   EXHIBIT C

(a) If the Closing occurs prior to the then next scheduled dividend record date for both the Company and the Buyer, and the dividend per share otherwise payable on the Company Common Stock for the calendar quarter immediately preceding such record dates (pro rated to the extent that the Closing Date occurs prior to the end of such calendar quarter), exceeds the next scheduled dividend per share payable on the Buyer Common Stock, the Company may pay, on or prior to the Effective Date, a special dividend to its shareholders in an amount per share equal to the difference between the Company dividend and the next scheduled Buyer dividend.

(b) The Company agrees that the record date for its regular dividend payable in the fourth quarter of 2001 shall be the usual record date established by the Buyer for its regular fourth quarter dividend. The Company and the Buyer shall consult with each other concerning the Buyer's record date.

APPENDIX B

[LOGO OF UBS WARBURG LLC]                                     UBS WARBURG LLC
                                                              1285 Avenue of the Americas
                                                              New York, NY 10019
                                                              Telephone 212 713-2000
                                                              www.ubswarburg.com

                                                                    July 1, 2001

Special Committee of the Board of Directors
Captec Net Lease Realty, Inc.
24 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106-0544

Dear Members of the Special Committee:

     We understand that Captec Net Lease Realty, Inc., a Delaware corporation ("Captec" or the "Company"), is considering transactions whereby (i) Captec will merge ("the Merger") with and into Commercial Net Lease Realty, Inc., a Maryland corporation ("CNL"), and (ii) certain assets will be sold to CRC Asset Acquisition LLC after the completion of the Merger (the "Other Assets Sale," and together with the Merger, collectively the "Transaction").

     Pursuant to the terms of an Agreement and Plan of Merger (the "Acquisition Agreement"), the issued and outstanding shares of common stock of the Company, par value $.01 per share, will be converted into the right to receive in the Merger in the aggregate:

          (a) 4,350,000 shares of Common Stock, par value $.01 per share, of CNL;

          (b) 2,000,000 shares of newly issued 9.0% Non-Voting Series A Preferred Stock, par value $.01 per share (the "Preferred Stock"), of CNL; and

          (c) $12,099,000 in cash (collectively, the "Consideration").

     The terms and conditions of the Transaction are more fully set forth in the Acquisition Agreement and related agreements concerning the Other Assets Sale (collectively, the "Agreements").

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of the Company of the Consideration to be received by the stockholders of the Company in the Merger in respect of their Captec common stock.

     UBS Warburg LLC ("UBS Warburg") will receive a fee for its services as financial advisor and will also receive a fee in connection with this opinion. In the past, UBS Warburg and its predecessors have provided investment banking services to CNL and received customary compensation for the rendering of such services. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade securities of the Company or CNL for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     UBS Warburg has acted as financial advisor to the Special Committee of Board of Directors of the Company in connection with the Merger. In that capacity and at your request, we have contacted more than 50 third parties to solicit indications of interest in a possible sale of the Company and held discussions with certain of these parties prior to the date hereof. We were not requested to, and did not, solicit indications of interest from third parties solely with respect to a sale of the assets which are the subject to the Other Assets Sale.

[LOGO OF UBS WARBURG LLC]

     Our opinion does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the approval of the Acquisition Agreement. We have assumed, with your consent, that the terms of the Other Assets Sale are the most beneficial terms from the Company's perspective that reasonably could have been negotiated among the parties in the circumstances. At your direction, we have not performed a liquidation analysis of the Company. We express no opinion as to the prices at which securities issued in the Merger will trade in the future. In rendering this opinion, we have assumed that the parties will comply with all the material terms of the Agreements, and that all conditions to the Agreements will be satisfied in accordance with their terms.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and CNL; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company (but not of CNL), including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available; (iii) conducted discussions with members of the senior management of the Company and CNL concerning the business(es) and financial prospects of the Company and CNL; (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of CNL and the Company; (v) compared the financial terms of the Merger with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vi) reviewed drafts of the Acquisition Agreement; and (vii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or CNL, nor have we been furnished with any such evaluation or appraisal. We were not authorized to and did not solicit indications of interest from third parties with respect to a sale of only part of the Company or a liquidation of the Company. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We did not receive any material non-public information from CNL as to its projected financial performance other than limited information with respect to its properties. With your consent, we have assumed that the per share value of the Preferred Stock will be $24.00 upon issuance. We have also assumed, with your consent, that the Merger will be accounted for under the purchase method of accounting and that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

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
[LOGO OF UBS WARBURG LLC]

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the stockholders of the Company with respect to their Captec common stock in the Merger is fair, from a financial point of view, to the stockholders of the Company.

                                 Very truly yours,

                                 UBS WARBURG LLC

By:       /s/ HOWARD MARGOLIS                 By:       /s/ SCOTT BUTERA
    -----------------------------                 -----------------------------
    Howard Margolis                               Scott Butera
    Executive Director                            Executive Director


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